As filed with the Securities and Exchange Commission on October 4, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 000-29144

ILOG S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable	The Republic of France
(Translation of Registrant's Name into English)	*(Jurisdiction of incorporation or organization)*

9, rue de Verdun, 94253 Gentilly, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, par value €1 per share	NASDAQ National Market
Ordinary Shares, par value €1 per share	NASDAQ National Market*

* The Ordinary Shares are not traded on the NASDAQ National Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15 of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this Annual Report: 18,005,407 Ordinary Shares of €1 nominal value, including Ordinary Shares represented by 3,175,627 American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share.

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☒ Item 18

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Many of the statements included in this Annual Report, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts, including, among others, statements regarding the implementation of the Company's business strategy, trends in the software industry, the Company's financial outlook, liquidity and working capital, the creation of co-selling and co-marketing relationships and strategic alliances, the increased penetration of the Company's existing customers, the sale of the Company's service packages, the market risks associated with exchange rates, changes in the balance of the classes of the Company's business and other statements relating to the Company's plans, objectives, expectations, intentions, future business development and economic performance are or may be forward looking. In addition to statements that are forward-looking by reason of context, other forward-looking statements generally may be identified by the use of words such as "may", "will", "should", "expect", "estimate", "anticipate", "intend", "plan", "believe", "continue", "outlook", "judgment", "predict" or other similar expressions, although the absence of such words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause the Company's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects," as well as quarterly fluctuations in our operating results and the price of our Shares or ADSs, competition in our industry, the extended length of our sales cycle which impacts our ability to forecast revenues, the unpredictable demand for our consulting services, factors adversely affecting any of our three product lines, our dependence on certain major independent software vendors, our investments in vertical markets, the increasing number of fixed price consulting engagements, decreased investment in our sales and marketing forces, changing market requirements, our ability to provide professional services activities that satisfy customer expectations, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of currency fluctuations on our profitability as a majority of our revenues are denominated in U.S, dollars, and a majority of our expenses are incurred in euros, changes in tax laws or an adverse tax audit, our significant dependence on our proprietary technology, the impact of intellectual property infringement disputes, the impact of dilutive share issuances, or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions, the limitations imposed by French law that could result in a delay or prevent us from being acquired, changes in accounting principles that could affect our operating profits and reported results, the risks associated with holding ADSs, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Unless required by law, ILOG undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in our expectations or otherwise that arise after the date of this Annual Report on Form 20-F. Readers should carefully review the events and other matters described in other documents we file or submit from time to time with the United States Securities and Exchange Commission (the "SEC"), including reports on Form 6-K submitted by us.

PRESENTATION OF INFORMATION

Unless the context otherwise requires, references herein to "we", "us", "our", the "Company" or to "ILOG" are to ILOG S.A. and its consolidated subsidiaries.

Our name together with our logo are registered as trademarks in France, the United States and a number of other countries. All references herein to "France" are to the Republic of France. All references to the "United States" or the "U.S." are to the United States of America and all references to "dollars" and "$" are to the currency of the United States. All references to "euro" or "€" are to the common currency adopted by the twelve member states of the European Monetary Union. We publish our financial statements in U.S. dollars. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F are presented in dollars.

The Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004 and 2003 included elsewhere in this Annual Report on Form 20-F are referred to herein as the "Consolidated Financial Statements." References to fiscal year 2005, fiscal year 2004 and fiscal year 2003 in this Annual Report on Form 20-F mean the fiscal years ending respectively on June 30, 2005, 2004 and 2003, unless the context otherwise requires.

TRADEMARKS

The following trademarks are trademarks of ILOG in France, in the U.S., and other countries:

ILOG	CPLEX
ILOG Optimization Suite	ILOG CPLEX Suite
ILOG Solver	ILOG Scheduler
ILOG Planner	ILOG Dispatcher
ILOG DB Link	ILOG InForm
ILOG Vision	ILOG Views
ILOG JViews	ILOG JTGO
ILOG TGO	ILOG Rules
ILOG JRules	ILOG Server
ILOG Views Maps	ILOG OPL Studio
ILOG Configurator	ILOG TGF
ILOG AMPL	Powered by ILOG
ILOG JSolver	ILOG Concert Technology
ILOG JConfigurator	Think net
ILOG Business Rule Suite	Changing the rules of business
ILOG FabPowerOps (FPO)	ILOG PlantPowerOps (PPO)
ILOG Transport PowerOps (TPO)	ILOG Optimization Decision Manager (ODM)
ILOG Rules for .NET	ILOG Business Rule Suite

This Annual Report on Form 20-F may also contain tradenames or trademarks of other companies.

AMERICAN DEPOSITARY SHARES

Pursuant to a program which we sponsor, our Ordinary Shares, or the "Shares", are traded in the United States in the form of American Depositary Shares, or ADSs. Each ADS represents one Share placed on deposit with JP Morgan Chase Bank, as depositary (the "Depositary"), and is issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, (36th Floor), New York, New York 10260. Shares may be deposited with the Paris office of BNP Paribas, as custodian (the "Custodian"), or any successor or successors to such Custodian under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended August 1998, between us, the Depositary and the holders of ADSs (the "Deposit Agreement"). The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to our Registration Statement on Form F-6 effective with the SEC on February 13, 1997 and amended August 1998.

TABLE OF CONTENTS

PART I

PART II

PART III

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", the Consolidated Financial Statements and related Notes thereto and the other financial information appearing elsewhere in this Annual Report on Form 20-F. The income statement data set forth below for each of the years ended June 30, 2005, 2004 and 2003 and the balance sheet data at June 30, 2005 and 2004 have been derived from our Consolidated Financial Statements included elsewhere herein, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and audited by Ernst & Young Audit, independent registered public accounting firm with the Public Company Accounting Oversight Board (United States) and are included herein. The income statement data set forth below for each of the years ended June 30, 2002 and 2001 and the balance sheet data at June 30, 2003, 2002 and 2001 are derived from audited financial statements not included herein.

The Company, a French corporation publicly listed both in France and in the United States of America, prepares its financial statements in euros in accordance with French GAAP for the purpose of its listing on Euronext and in accordance with requirements of the *Autorité des Marchés Financiers* (the "AMF"), and in U.S. dollars in accordance with U.S. GAAP for the purpose of its listing on the NASDAQ and in accordance with the requirements of the SEC, which are included herein. As an EU-listed company, the Company will be required to prepare its financial statements in accordance with International Financial Reporting Standards ("IFRS") commencing in the fiscal year beginning July 1, 2005.

	Year Ended June 30,				
	2005	2004	2003	2002	2001
Consolidated Income Statements:	(in thousands, except per share data)				
Revenues:					
Licenses fees	$67,707	$58,163	$56,414	$53,173	$52,325
Maintenance.	34,158	27,625	21,409	17,523	13,608
Professional Services	23,438	16,999	14,374	11,957	13,693
Total revenues	125,303	102,787	92,197	82,653	79,626
Cost of revenues:					
Licenses fees	1,031	1,062	918	1,163	1,258
Maintenance.	3,870	3,510	3,509	3,197	1,811
Professional Services	19,782	14,052	11,444	9,588	11,368
Total cost of revenues	24,683	18,624	15,871	13,948	14,437
Gross profit	100,620	84,163	76,326	68,705	65,189
Operating expenses:					
Marketing and selling	53,364	48,815	46,432	44,622	40,958
Research and development	27,224	22,782	18,861	15,289	14,804
General and administrative	13,561	10,726	8,798	7,898	8,709
Total operating expenses	94,149	82,323	74,091	67,809	64,471
Income from operations	6,471	1,840	2,235	896	718
Net interest income and other [1]	906	945	582	713	998
Income taxes	(650)	(1,120)	(1,445)	(800)	(789)
Net income	$6,727	$1,665	$1,372	$809	$927
Net income per share					
-basic	$0.38	$0.10	$0.08	$0.05	$0.06
-diluted	$0.36	$0.09	$0.08	$0.05	$0.05
Shares and share equivalents used in per share calculations [2]:					
-basic	17,815	17,485	16,809	16,379	15,765
-diluted	18,722	18,417	16,841	17,717	17,547

(1) "Net interest income and other" includes interest income and expenses, and other, net.
(2) See Note 1 of the Consolidated Financial Statements for an explanation of the determination of the number of Shares and Share equivalents used in per share calculations.

	As of June 30,				
	2005	2004	2003	2002	2001
	(in thousands)				
Consolidated Balance Sheet Data :					
Cash, cash equivalents and short term investments	$61,730	$52,220	$39,879	$31,368	$20,870
Net working capital [1]	50,942	44,593	36,222	29,075	20,894
Total assets	105,811	87,757	76,661	63,655	55,377
Other long term obligations	361	319	411	340	262
Shareholders' equity.	$58,400	$49,738	$42,292	$35,950	$27,528

(1) Net working capital consists of total current assets less total current liabilities.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The following risk factors, together with the other information and ILOG's Consolidated Financial Statements and the related Notes thereto included elsewhere herein, should be carefully considered in evaluating ILOG and its business before making an investment decision with respect to ILOG's Shares and ADSs.

Certain risk factors that affect the software industry generally and technology companies specifically also apply to ILOG. Such factors include:

- increased competition for our products and services, including aggressive pricing strategies by competitors,
- deferred purchases due to reduced capital investment,
- a change in technology market conditions which are typified by rapid and unpredictable developments,
- the effectiveness of our marketing and sales activities,
- business disruptions due to fires, earthquakes (our offices in France and in western California are located in potential earthquake and/or flood zones),
- theft of our intellectual property or confidential information, and
- our acquisition strategy.

Any one or more of these circumstances could have an adverse impact on our ability to achieve financial results, business, operating revenues, and our financial condition. There can be no assurance that any of the risks described in this Annual Report on Form 20-F will not result in problems that materially affect any financial aspect of our business or the price of our Shares and ADSs. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial also may become important factors that may adversely affect our Company.

1. Risks concerning our ability to achieve financial results

Our quarterly operating results have fluctuated significantly as have the price of our Shares and ADSs and they may continue to do so in the future.

Factors causing such fluctuations include:

- varying demand for our products and services,
- the size, timing and structure of significant licenses sales and/or royalty payments by customers,
- cost overruns on fixed price consulting contracts,
- the growing complexity of the customer decision process as our average license sales are increasing in size,
- the size of the consulting services staff, which may or may not track customer demand for our services,
- our periodic reliance on third party consultants to meet temporary increases in demand for our services, which results in lower service margins,
- seasonality, as a significant proportion of our sales come from Europe where we generally realize lower revenues in the quarter ending September 30th than in the immediately preceding quarter due primarily to reduced economic activity in the summer months,
- general economic conditions and customer spending on software and information technology products,
- analyst expectations and analyst reports and recommendations,
- stock market performance, particularly in the high-tech sector,
- the timing of product announcements, and
- a change in the competitive landscape due to a competitor's increased market share or introduction of a well regarded product.

Revenues from license fees and/or royalties in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by the Company's Independent Software Vendors ("ISVs"), distributors and resellers.

Our expense levels are relatively fixed. Consequently, if revenue levels decline or are below expectations, expense levels could be disproportionately high as a percentage of total revenues, which would have an adverse impact on our results of operations and could result in losses. As a result, period-to-period comparisons of operating results are not necessarily meaningful and should not be relied upon to predict future performance. In addition, if our operating results are below the expectations of investors and/or analysts, the price of our Shares and ADSs may fall.

The industry in which we operate is characterized by intense competition.

The markets for our products and services are intensely competitive and we expect product and service offerings and pricing competition to increase. Our present direct competitors include a number of private and public companies such as Computer Associates, Corticon Technologies, Cosytech, Dash Associates, Fair Isaac, Haley, Microsoft, Pegasystems, SL Corporation and Tom Sawyer. Some of our competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products.

We are also facing increased competition from "low cost" companies in India and other countries, and we compete with companies that provide packaged software with respect to specific applications. In addition, virtually all of our customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. As a result, some of these customers could choose to develop their own technical solutions instead of purchasing from us.

Barriers to entry in our business generally are low and the software industry is currently undergoing consolidation as software companies seek to offer more extensive suites and broader arrays of software products, as well as integrated software and hardware solutions. This consolidation and increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition. See "Item 4.B.— Competition".

The extended length of our sales cycle could result in substantial fluctuations in operating results and as a result we may not be able to accurately forecast our revenues.

Our customers are often cautious in making decisions to acquire our products because purchasing our products may involve shifts by the customer to a new software platform or a change in the customers' operational procedures. Delays in completing sales can arise while customers complete their internal procedures to approve purchase expenditures and test and accept our products. Our sales cycle is generally three to six months or more and varies substantially from customer to customer. The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period. Consequently, we face difficulty predicting the quarter in which sales to expected customers will occur. In addition, we have been constrained in the past, and may be constrained in the future, in our ability to provide consulting resources, which may cause sales cycles to be lengthened or result in the loss of sales.

We have attempted to increase our consulting services revenue, which requires us to hire more consultants, and increases our overhead, which may not be offset by actual consulting service revenues, particularly during slow periods, which are unpredictable.

In fiscal year 2005, we significantly increased our consulting services activity. As a result, the demand for our services temporarily exceeded our internal capacity to staff the engagements under contract, necessitating the hiring of additional third party consultants to fulfill the consulting engagements. Third party contractors are more expensive than our staff consultants, and therefore the margins for the consulting services work is decreased for those engagements in which we are required to use outside contractors. Moreover, the use of third party consultants also increases the complexity surrounding billing for consulting services which resulted in our having to restate in January 2005 our quarterly earnings for the quarter ended September 2004.

The number of consulting engagements that we have at any given moment in time fluctuates and is unpredictable. As a result, we cannot be assured that we will have sufficient work to keep our consultants engaged on fee-based projects on a full time basis, thereby potentially increasing our overhead without any corresponding increase in revenues, which could adversely impact our operating results and income.

We generate our revenues from three product lines. Any factor adversely affecting any of these product families could have a material adverse effect on us.

ILOG's business rules, optimization and visualization product lines accounted for approximately 40%, 35% and 25% of our license and maintenance revenues in the 2005 fiscal year. We expect that revenues from each of these product lines will continue to represent a substantial portion of our total license and maintenance fees for the foreseeable future. As a result, any factor adversely affecting one or more of these product lines could adversely affect our business, operating results and financial condition.

We are dependent upon certain major independent software vendors, or ISVs, for a significant part of our revenues.

In fiscal year 2005, 24% of our revenues were generated from ISVs which embedded our software components in their applications, which they in turn sell to their customers. In the 2005 fiscal year, our largest customer, SAP A.G., an ISV, provided 4% of our revenues, and our next nine largest customers, of which four were ISVs, accounted for a further 11% of our revenues. Should the ISVs individually or collectively decide to replace our components with their own or a competitor's technology for any reason, discontinue offering the application embedding our components and/or experience a business downturn, our business, operating results and financial condition will be adversely affected. See "Item 5.A.— Revenues by Geography" and Note 14 to Consolidated Financial Statements.

We have invested in certain vertical markets by developing industry specific products which may or may not yield any increase in profits, particularly due to the high cost of implementation which we provide at reduced costs as an inducement to the sale of these products.

In fiscal year 2005, we worked on developing several new optimization products targeted to specific industries. Investments in new products and services are inherently speculative. The revenues we have received from these emerging products have not to date and may not in the future cover the associated development costs, which are still ongoing. Commercial success depends on many factors, including our ability to execute our sales strategy with respect to these products, the commercial acceptance of these products by customers and the general economic conditions in these industries, particularly the semiconductor chip manufacturing, transportation and process manufacturing industries. Our current strategy involves absorbing some of the implementation costs as an inducement to the sale of these products. We cannot be assured that these products will be commercially released, or will achieve profitability.

We have undertaken to perform more consulting services work on a fixed price basis, which presents the risk that the work product may not be accepted when finally delivered and therefore we may not be paid for our time or the cost of the engagement may be more than we receive in revenues.

Customer demand for fixed price and/or turnkey consulting engagements is increasing and we are accepting more consulting work on a fixed price basis. Typically, we perform the work for fixed price consulting services at our expense, and our payment for the work performed is contingent on the customer's acceptance of the work product that we deliver at certain intervals, called milestones, or at the end of the engagement. If the customer does not accept all or part of the work product that we deliver, we may not receive some portion, or potentially any, of the anticipated revenues to offset the costs incurred in performing the engagement, which could have an adverse impact on our results of operations and financial condition.

In addition, the risks associated with these engagements include the possibility that we could poorly manage the engagement and not conduct the work in the most cost effective manner. Further, because the fee that is charged for these engagements is determined at the outset, we could underestimate the amount of work that will be required and the engagement could actually result in negative income. Moreover, we could lose profitable opportunities because we are required to commit significant resources to fixed price consulting engagements which may turn out to be unprofitable.

2. Risks that could adversely affect our business operations

Our investment in our sales and marketing forces is not expected to increase.

We have made a significant investment in recent years in the expansion of our sales and marketing force, across all regions, which we do not plan to grow significantly in the coming year. There can be no assurance that our sales and marketing productivity will continue to improve as it did in fiscal year 2005 when revenue increased by 22%, while sales and marketing expenses only increased by 9%.

Our ability to acquire, develop and market new products and product enhancements needs to be timely and directed to changing market and technological requirements.

We operate in a highly competitive industry characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. Accordingly, our future success will depend in large part on our ability to improve our current technologies and to acquire, develop and market new products and product enhancements that address changing market and technological requirements on a timely basis. The development of software products is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Furthermore, investments in new technology are inherently speculative. Commercial success depends on many factors, including innovativeness, our ability to execute our sales strategy with respect to these products, the commercial acceptance of these products by customers and general economic conditions in our customers' industries.

There can be no assurance that we will be successful in acquiring, developing and marketing new products or product enhancements, that we will not experience difficulties that delay or prevent the successful acquisition, development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market and technological requirements and achieve market acceptance. As is customary in the software industry, we have in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. As a result, revenue from new product and service investments may not be achieved for a number of years, if at all. Moreover, new products and services may not be profitable and even if they are profitable, operating margins for new products and services may not be as high as the margins we have experienced historically. If we are unable, for technological or other reasons, to integrate acquired products, develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition would be materially adversely affected.

Our professional services activities can sometimes fall below customer expectations.

In fiscal year 2005, 19% of our revenues were directly provided by our consulting services which are designed to facilitate customer adoption of our products, and accelerate their deployment, so that further license and maintenance revenues can be generated for us. If our professional services fail to meet or satisfy customer expectations, our revenue streams could be reduced and we may be required to reimburse customers for license and service fees paid. Similarly, substantially all of our consulting revenue is derived from implementation and maintenance of software licensed by new customers and the development of applications by our customers using our software. As a result, a decline in the demand for our software would result in a decline in the demand for our consulting services.

Errors in our software products could result in warranty or product liability claims against us.

The software products we offer are inherently complex. Software products frequently contain undetected errors or failures, especially when first introduced or when new versions or enhancements are released. Despite our preliminary testing and use by current and potential customers, errors may not be detected in our products and product upgrades which may require us to refund license and maintenance fees paid or to pay damages. Persistent or pervasive problems with undetected errors or failures could negatively affect our reputation in the industry.

Our license agreements typically contain provisions designed to limit our exposure to potential product liability and other claims due to unforeseen or undetected errors. It is possible, however, that the limitation of liability provisions contained in our license agreements, especially unsigned "shrink-wrap" licenses, may not be effective under the laws of certain jurisdictions. A product liability claim, whether or not successful, could be time-consuming and costly and thus could have a material adverse affect on our business, results of operations or financial position. In addition, we sometimes grant longer than normal warranty periods or provide additional non-standard warranties. We currently have limited insurance against product liability risks or errors and omissions coverage, and there can be no assurance that the current levels of insurance coverage are adequate or that additional insurance will be available to us on commercially reasonable terms or at all.

The loss of services of any key personnel.

Our future success will depend in significant part upon the continued service of our key technical, sales and senior management personnel, including our Chairman and Chief Executive Officer, known in France as the "*Président Directeur Général*", Pierre Haren. We are also particularly dependent upon our technical personnel with expertise in object oriented technology, math programming and artificial intelligence technology.

Our future success will depend on our ability to train, motivate and retain highly qualified technical, sales and managerial personnel, and there can be no assurance that we will be able to do so. Competition for such personnel is intense, especially for technical personnel of the quality of our software architects and scientists.

As a result of our global operations, we are exposed to numerous risks, including logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies.

Our engineering and research and development operations are located in France, except for the CPLEX products which are developed in Incline Village, Nevada and Mountain View, California. Our sales and marketing operations are located on three continents. These varied locations and the inter-related activities of these groups have in the past led, and in the future could lead to logistical and communication difficulties.

Further, our global operations may be directly affected by adverse economic, health and political conditions in the countries where we do business. Approximately 50%, 40% and 10% of our revenues in fiscal year 2005 were from North America, Europe and Asia, respectively.

Worldwide operations are subject to a number of risks, including:

- the costs of localizing products for different countries,
- longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections,
- unexpected changes in regulatory requirements,
- dependence on independent resellers,
- dependence on technology standards,
- import and export restrictions and tariffs,
- difficulties and costs of staffing and managing international operations,
- potentially adverse tax consequences,

- fluctuations in foreign exchange currency rates,
- difficulties in enforcing contractual and intellectual property rights,
- political instability,
- disease and related quarantines,
- boycotts and/or strikes,
- the burdens of complying with multiple, potentially conflicting laws,
- the impact of localized business cycles, and
- regional economic conditions, cyclicality and instability.

Currency fluctuations could result in lower profitability for us in dollar terms and the reporting of exchange losses.

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency. Approximately 34% of our sales and 54% of our operating expenses in fiscal year 2005 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms assuming no change in revenue and cost structure. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar translated amounts to vary from one period to another. See "Item 5.A. —Non-GAAP Financial Measures."

Also, currency exchange rate movements of foreign currency denominated receivables and payables recorded by the Company and each of its subsidiaries, including their respective inter-company accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate improvements relative to the euro for anticipated cash flows from transactions between the Company and its subsidiaries. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results. While we have a policy of hedging our short-term currency exposures associated with anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro, there can be no assurance that this policy will be successful and/or properly executed. See "Note 3 to the Consolidated Financial Statements".

Changes in tax laws or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

We are subject to income taxes in the United States, France, and in certain other foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates could be adversely affected by changes in tax laws, by our ability to generate taxable income in foreign jurisdictions in order to utilize foreign tax losses, and by the valuation of our deferred tax assets. We regularly assess the adequacy of our provision for income taxes, but there can be no assurance that our assessments will be deemed accurate by one or more of the taxing authorities to which we are subject in the various jurisdictions in which we do business.

3. *Risks associated with our proprietary technology*

We depend heavily on our proprietary technology. There can be no assurance that the means of protecting our proprietary rights will be adequate or that our competitors will not develop similar technology.

We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. We also license our products primarily in object code form, which does not allow our customers access to our source code. Source code is the form in which our proprietary technology is most vulnerable to theft, copying or misappropriation. See "Item 4.B. — Proprietary Rights."

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, use or make copies of our products or aspects thereof, or obtain or use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of many jurisdictions do not protect our proprietary rights to as great an extent as do the laws of France and the U.S. In particular, "shrink-wrap" licenses may be unenforceable under the laws of certain jurisdictions and copyright and trade secret protection for software may be unavailable in certain countries. Under current EU intellectual property laws, software does not benefit from patent protection. A draft EU Directive that aimed to grant patent protection to computer programs has been rejected by the European Parliament. Consequently, we rely primarily on the copyright laws of the US and France to protect our proprietary rights. We currently have one pending patent application in Japan, jointly filed with Mitsubishi Chemical Kabushiki Kaisha, which has been assigned application number P2003-46543, and one U.S. patent, identified as Patent No. US 6,928,436 B2, and entitled Interactive Generation of Graphical Visualizations of Large Data Structures. However, these and any other patents we obtain in the future may be circumvented, challenged, invalidated or designed around by other companies. The objective impossibility to adequately protect our intellectual property for these or other reasons could adversely affect our business and competitive position, operating results and financial condition. We cannot assure you that any patents will be issued with respect to our pending or any future patent applications.

Intellectual property infringement disputes could cause us significant expense and divert technical and management personnel.

There can be no assurance that we will not receive communications from third parties asserting that our products infringe, or may infringe, on their proprietary rights. We cannot prevent third parties from claiming intellectual property infringement against us. We have been subject to such claims in the past. For instance, in fiscal year 2002 we successfully defended an intellectual property infringement claim by a third party relating to JRules, which defense consumed significant expense and diverted technical and management personnel. In fiscal year 2003, a third party asserted that a feature of our ILOG Solver product infringes their patent. We vigorously contested this assertion as being without merit and while we have not changed our position in this regard, we have reached a tentative agreement to amicably resolve this matter in a manner that will have no material financial impact for the Company.

In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation to determine the validity of any claims could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks, whether or not such litigation was determined in our favor.

As the number of software products in the industry increases outside of Europe and the functionality of these products further overlap, we believe that software companies may become increasingly subject to infringement claims. Any such claims against us, with or without merit, as well as claims we initiate against third parties, could be time consuming and expensive to defend or prosecute and difficult to resolve, and could result in product shipment delays. In the event of an adverse ruling in any such litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. There can be no assurance that licenses to such technology would be available on reasonable commercial terms, if at all.

4.   *Risks relating to business combinations*

Acquisitions may result in additional liabilities or risks for the Company or the dilution of Share interests or earnings per Share.

We may in the future pursue acquisitions of complementary product lines, technologies or businesses. Such acquisitions could potentially result in the incurrence of debt and contingent liabilities and write-offs related to goodwill and other intangible assets, which could materially adversely affect our profitability. Were we to pursue one or more acquisitions, there can be no assurance that we will be able to successfully consummate such transactions, achieve the expected rates of return, integrate the acquired assets and business or the acquiree's employees successfully into our working environment, and/or retain either our or the acquiree's key employees. Such acquisitions could also create product liability issues, and could result in a significant diversion of management attention away from the day to day operations of the Company. In addition, acquisitions can result in a dilution of the position of our existing stockholders and our earnings per Share, as well as result in unanticipated legal risks and costs, and liabilities.

Limitations imposed by French law and our by-laws may prevent or delay an acquisition of ILOG.

As a French company listed on the Euronext Paris stock market we are subject to certain requirements not generally applicable to corporations organized in the U.S. For example, our shareholders are subject to voting procedures that are more complicated than for U.S. companies generally. Shareholder approval at an Extraordinary Shareholders' Meeting must be obtained for any new Shares issued in connection with a business combination, even if we are the surviving entity, or for an acquisition of assets in exchange for our shares. For the coming fiscal year, at such a meeting, the presence, in person or by proxy of shareholders holding one-fourth of the voting Shares upon first notice, and one-fifth of the voting Shares upon second notice, is required for a quorum. The increasing practice of U.S. shareholders not to exercise their voting rights may prevent us from obtaining a quorum for such a meeting and thus impair our ability to obtain shareholder approval for acquisitions, mergers and/or corporate reorganizations.

Our Board of Directors is authorized to issue Shares in the context of a tender offer or exchange offer for our Shares, provided that this issue is deemed to be made in the current conduct of business and that it will not affect the result of the tender or exchange offer. This current authorization expires as of the next Shareholders' Meeting scheduled to take place on November 29, 2005, and will not be recommended for renewal.

In addition, French labor laws generally impose an obligation on an entity acquiring a business or product line to assume the role of employer for the employees affiliated with the business or product line being acquired. This may make it difficult for a non-French entity or an international entity with no presence in France to acquire our Company or one of our product lines.

5. Other risks of owning ILOG Shares and ADSs

Changes in accounting principles may affect our reported earnings and operating income.

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines and interpretations for many aspects of our business, such as revenue recognition for software and treatment of goodwill, are highly complex and involve subjective judgments. Changes in these rules, their interpretation, or changes in our products or business could significantly change our reported earnings and operating income and could add significant volatility to those measures, without a comparable underlying change in cash flow from operations. See "Note 1 to Consolidated Financial Statements".

Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares.

Because holders of ADSs do not hold their Shares directly, they are subject to the following additional risks:

- Fluctuations in the exchange rate for converting euros into U.S. dollars may affect the value of ADSs. Specifically, if the relative value of the euro against the U.S. dollar declines, the U.S. dollar equivalent of the euro trading prices of Shares on Euronext, which may consequently cause the trading price of ADSs in the United States to also decline; the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in France of any Shares withdrawn from the Depositary; and the U.S. dollar equivalent of cash dividends paid in euros on the Shares represented by ADSs.
- In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the Depositary cannot convert a foreign currency into U.S. dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurance that the Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.
- In order to vote at General shareholders' Meetings, ADS holders who are not registered on the books of the Depositary are required to transfer their ADSs a certain number of days before a General shareholders' Meeting into a blocked account established for that purpose by the Depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the Depositary must give instructions to the Depositary not to transfer their ADSs during this period before the

general shareholders' meeting. ADS holders must therefore receive voting materials from the Depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the Depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

- ADS holders may not receive copies of all reports from the Depositary or us. They may have to go to the Depositary's offices to inspect any reports issued.
- The Depositary and we may amend or terminate the Deposit Agreement without ADS holders' consent in a manner that could prejudice ADS holders.

Item 4.   Information on the Company

A.   History and Development of ILOG

ILOG S.A. is a *société anonyme*, a form of corporation, incorporated under the laws of France. The Company was registered at the *Greffe* of the Registry of Commerce, Paris on April 7, 1987 for a duration of 99 years. The Company was founded by Mr. Pierre Haren, Mr. Marc Fourrier and Mr. Jérôme Chailloux, with the support of the *Institut National de Recherche en Informatique et en Automatique* ("INRIA"). We are subject to French law and in particular to the French company law and regulations under Book II of the French *Code du Commerce* (the "Commercial Code") and to Decree No. 67-236 of March 23, 1967 on commercial companies.

We are registered with the Register of Commerce and Companies of Créteil under number B 340 852 458. Our corporate worldwide purposes may be found in Article 3 of our *statuts*, or charter, and are summarized as follows:

a)   the consultation and completion of research and studies and all services related to intelligent software,

b)   the development, running, distribution and maintenance of hardware and software,

c)   training in these areas of activity, including audiovisual techniques and all useful support tools,

d)   the setting-up of new companies, capital contributions, the purchase of securities, mergers, alliances or investment companies or by lease or management lease of any assets or rights or otherwise, directly or indirectly, on our own behalf or on behalf of third parties, for sale or in conjunction with third parties,

e)   the issuance of any guarantees, performance bonds and other security interests in compliance with the provisions of current laws and regulations to any company, ILOG entity, in connection with their activities, as well as the financing of their activities,

f)   the contracting of any loan and the use of different methods of financing with a view to facilitating the financing of ILOG's operations, and

g)   all financial, commercial, industrial, civil, real property, personal property transactions or services that may be directly or indirectly related to one of the specified purposes or to any similar or related purpose which may further the development of ILOG's assets.

Our registered office is located at 9 rue de Verdun, 94253 Gentilly, France, and our telephone number is +33 1 49 08 35 00. Our agents for service of process in the United States are Corporation Service Company, 6th Floor, 80 State Street, Albany, NY 12207-2543 and CT Corporation, 3 Winners Circle 3rd Floor, Albany, NY 12205. Our website is www.ilog.com. Information contained on or linked to ILOG's website is not part of this Annual Report. We make our Annual Reports on Form 20-F and *"Document de Référence",* and amendments to these reports, if any, available free of charge through our website as soon as possible following their respective filing with the SEC and the AMF.

In 1987, we began shipping software components developed in the LISP programming language. In 1992, we started to transition our products to the C++ programming language. In 1993, we began shipping ILOG Views and ILOG Solver. In 1997, we acquired the business of CPLEX Optimization, Inc. ("CPLEX"), located in Incline Village, Nevada, which provided linear based optimizer products written in the C programming language. In 1998, we started to introduce Java versions of our products. We introduced a C# version of some of our visualization products in fiscal year 2004 and of our BRMS products in fiscal year 2005. C# is a programming language developed by Microsoft.

Our software development efforts are mostly based in France, except for the CPLEX products, which are developed in Incline Village, Nevada and Mountain View, California. Until 1995 our sales were concentrated in Europe, particularly in France. In 1995, we started to expand our sales efforts globally by establishing a major sales presence in the U.S. and Asia and acquiring CPLEX in 1997, which has resulted in revenue and expense growth.

Until our initial public offering in 1997 on the NASDAQ National Market, which raised $24.9 million, we were financed through a combination of retained earnings, venture capital funding and interest free loans from French government agencies and the European Union. We partially financed the 1997 CPLEX acquisition through the issuance of 1.7 million shares and promissory notes totaling $5.0 million. In 1998, an additional financing of $10.5 million was received from SAP A.G. in exchange for 685,064 shares. In 1998 we listed our shares on the *Nouveau Marché* of Euronext Paris. The *Nouveau Marché* merged into the regulated market, Eurolist of Euronext, in 2005. See "Item 9. The Offer and Listing".

B. Business Overview

Our Company

ILOG is a worldwide provider of enterprise software and services. We develop, market, sell and support business rule management systems, which we refer to herein as BRMS, as well as optimization-based decision tools and applications, and visualization software components that help organizations make decisions faster and manage change and complexity. A benefit we believe is unique to our BRMS products is that they enable software architectures that empower business users to maintain business logic without involving software professionals, by allowing portions of software code to be translated in the form of business rules which can then be read and manipulated by business users. We believe that by implementing ILOG's BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions.

ILOG software provides key functionality for an emerging software area, business process management, referred to herein as BPM. ILOG's optimization and visualization software components provide core functionality for strategic business applications such as supply chain planning, workforce scheduling and telecom network management.

We currently have business locations in seven countries, but have two principal locations where our management is based. Our principal executive offices are located at 9 Rue de Verdun in Gentilly, France, a suburb of Paris. Our U.S. executive offices are located at 1080 Linda Vista Avenue in Mountain View, California, in the San Francisco Bay Area.

Business Strategy

Our business strategy is focused on the following key areas:

Establish Business Rule Management Systems as an Enterprise Software Platform. We are targeting to meet the demand for business rule technology as a key enabler of agility and business process automation across the corporate enterprise. Historically, business software applications have not been able to meet rapidly changing business environments. Silos of data, embedded application code and logic and legacy systems are each impediments to an organization's ability to adapt to changing business conditions. We believe that our BRMS offering gives organizations the ability to "architect agility" into their software systems, allowing them to address the challenges of business change in a cost-effective way. BRMS also helps organizations centralize their business rules in a single or a few repositories, facilitating their maintenance and ensuring consistent deployment across the enterprise. Another key benefit of BRMS is that it can be implemented "on top" of existing software. Some of our customers use the BRMS to facilitate the transition from older software architectures, such as COBOL, to Java, without simultaneously having to perform a major overhaul of the underlying software infrastructure, by extracting hard-coded business logic and translating it into business rules that run on top of the remaining legacy application.

Create Broader Market for Optimization Products. We are trying to extend the reach of our optimization market penetration by promoting our products to a broader audience. Our efforts in this regard include selling our products directly to customers as well as through channels, and by developing vertical solutions. Our development tools now include Optimization Decision Manager (ODM), which enables accelerated development and deployment of optimization software applications by allowing business users, through a packaged business user interface, to take part in the rapid prototyping and iterative development needed to define key performance indicators, business rule templates, solution views and business goals. In addition, our OPL Development Studio product is a development environment which can expedite the development and deployment of optimization applications because it contains an intuitive programming language that reduces coding and when used with our component libraries, models are easily embedded and data can be readily accessed. We are also developing new software applications focused on specific scheduling and planning opportunities in the manufacturing and transportation markets, and we are hopeful that these solutions will be well received in these markets.

Leverage BPM Software Trends. The push for greater process efficiency that drives the demand for BPM, as well as the requirements for more corporate tracking and accountability, have created opportunities for our products. Our BRMS and optimization components deliver real-time decision making capabilities to the processes managed by the BPM systems and can empower business users to manage these decision rules, while our visualization components provide real-time supervision of the execution of these processes.

Strengthen our Services Offerings. We are actively promoting and improving our professional services offerings. These services are designed to facilitate customer adoption of our products, and accelerate their deployment, so that further license and maintenance revenues can be generated for us. As part of our service offering improvements, we have developed service packages and a methodology for assessing, designing and implementing business rules application projects to help our customers accelerate their development work which in turn allows them to deploy applications sooner.

Grow Alliances with Strategic Systems Integrators and Software Vendors. We are creating co-selling and co-marketing relationships for ILOG products in the BPM and Enterprise Application Integration, or EAI, areas to expand our market reach. This effort is accompanied by the partnerships that we are establishing with leading systems integrators, such as Accenture, BearingPoint, CapGemini, KPMG and IBM Global Services, as well as regional integrators. We are also partnering in co-selling activities with BEA, IBM, Oracle, and BPM and workflow vendors, such as Adobe, Documentum, FileNet, Fuego, Fujitsu, HandySoft, and Vitria among others.

Expand Revenues from Software Vendors. Our agreements with independent software vendors, referred to herein as ISVs, have consistently been a key part of our business strategy, because they enable the deployment of our software in business application markets that we would not otherwise be able to access directly. ISVs generate revenues for us when they embed one or more ILOG components into their products. As of June 30, 2005, we have entered into agreements with 465 ISV partners, of which 256 of these ISVs generated approximately 24% of our revenues in fiscal year 2005. We also intend to further leverage our close relationships with some of these ISVs by creating co-marketing and co-selling opportunities for our BRMS products.

Increase Penetration of our Existing Customer Base. A key component of our strategy is to achieve additional revenues from existing customers by selling additional licenses or unlimited use application-specific licenses, helping our customers extend the use of our software to new projects, and by promoting unlimited use, enterprise-wide licenses.

Products

We offer software for business rule management, optimization and visual interfaces. Our component software is designed to be flexible and can be deployed on a wide range of hardware and software platforms. We are also developing several industry-specific applications for use in the semiconductor chip manufacturing, transportation and process manufacturing sectors. These products will be capable of being incorporated into a customer's existing business operation following a limited development/custom implementation cycle.

Our products are high-performance C, C++, C# or Java components sold in binary form delivered on CD-ROMs or over the internet. Our component software is sold to C, C++, C# or Java developers within information technology (IT or MIS) departments of end-user enterprises or to system integrators, value added resellers, referred to herein as VARs, ISVs, and original equipment manufacturers, referred to herein as OEMs. The components facilitate rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk of the application development cycle. The components are independent and can be purchased for integration into new or existing applications individually or in combination with other components. The components run on the most popular Windows and UNIX platforms as well as on some main frame architectures and can be used to facilitate client-side, server-side or internet development efforts.

Our product revenue can be analyzed as follows:

	Year ended June 30, 2005			Year ended June 30, 2004			2005 Increase (decrease) over 2004		
	Licenses	Maintenance	Total	Licenses	Maintenance	Total	Licenses	Maintenance	Total
					(in thousands)				
Business Rules......	$29,698	$10,671	$40,369	$23,109	$7,388	$30,497	29%	44%	32%
Optimization	20,825	14,771	35,596	20,510	12,174	32,684	2%	21%	9%
Visualization	17,184	8,716	25,900	14,544	8,063	22,607	18%	8%	15%
Total Revenues......	67,707	34,158	101,865	58,163	27,625	85,788	16%	24%	19%

Business Rule Management Systems

We currently have the following BRMS products:

- *ILOG JRules* is the foundation of ILOG's enterprise-level BRMS for Java. It includes a rule kit for creating, editing and maintaining business rules, a rule repository for storing business rules, and a high-performance business rule engine for executing rules.
- ILOG Rules is the C++ version of ILOG JRules.
- ILOG Rule Studio for .NET represents ILOG's BRMS offer on the Microsoft .NET platform. It contains most of ILOG JRules components plus an integration in the Microsoft Office suite allowing business users to edit business rules in this environment.
- ILOG JConfigurator uses our constraint-programming optimization technology for configuration applications, interactive selling systems and customer relationship management, or CRM, applications. It includes the rule-editing and management features present in our JRules product.

Optimization Products

ILOG's component optimization software is widely used around the world. Over 1,000 organizations including 160 of the Global 500 use ILOG optimization tools to build and maintain custom applications that help them make better decisions in planning, scheduling, investments, pricing, procurement and other core business processes. Optimization is a core competence in manufacturing, transportation and investment management and is increasingly important in the utility, energy, mining, and retail sectors. ILOG's optimization products are also used in the research and teaching programs at over 500 universities worldwide.

ILOG also sells a complete application development environment called Optimization Decision Management Systems, as well as applications with pre-built optimization models. There are currently five products in the product line and three new vertical applications, two of which are under development.

- *ILOG CPLEX* is a math programming engine, able to optimally solve linear programs and mixed-integer programs.
- ILOG CP (Constraint Programming) is a constraint programming engine, able to find feasible solutions to scheduling problems. It is made up of ILOG Solver, ILOG Scheduler, and ILOG Dispatcher.
- *ILOG OPL Development Studio* is a specialized development environment for building optimization models. This framework includes a specialized language that can describe objective functions, constraints, costs and other factors, and also includes an online model library, database connectivity tools, debugging tools and an

automatic code generator within a graphical environment.

- ILOG Optimization Decision Manager is a specialized application development tool that generates interactive decision support applications based on the structure of one or more optimization models. It focuses on rapid scenario creation and scenario comparison.

- ILOG ODF (Optimization Development Framework) is an add-on to the mySAP APO (Advanced Planner and Optimizer) supply chain solution from SAP A.G., and allows users to extend APO's standard optimization capabilities and customize their applications to suit their individual requirements.

- ILOG Fab PowerOps* is an application designed to improve scheduling for wafer processing in semiconductor manufacturing operations.

- ILOG Plant PowerOps* is an application designed to assist the planning and scheduling of standard discrete and process manufacturing production processes.

- ILOG Transport PowerOps is an application designed to assist route planning and scheduling for the trucking industry.

Visualization Products

Our data visualization and human-machine interface components provide visually-rich graphical user interfaces. Today, we sell the following products as components:

- ILOG *JViews* is a set of software components which presents data in different formats, such as maps, Gantt charts, diagrams and workflows. Each of these components can be purchased separately. They are suitable for building models, monitoring and performance analysis displays for business process management, business activity monitoring, fleet management, network supervision, "C3I" in defense, production planning and scheduling. JViews is a data visualization and graphical environment providing components for structured two-dimensional graphics. It is used to solve a wide range of graphics problems in industrial and commercial environments and to supplement the user interface toolkits that are provided by the various platforms to build the dialogs and menus such as Windows, Motif and Swing, with graphical components and tools aimed to display and interact with application data.

- ILOG Views is an enterprise class visualization toolkit used to develop advanced user interfaces for supervision applications. It provides a set of editors and C++ components consisting of interactive 2D graphics, maps, charts, Gantt charts, automatic graph arrangement and connections to data sources such as databases or XML. ILOG Views takes advantage of the rendering capabilities given by the underlying platform, such as Microsoft's GDI+ (transparency, gradient, anti-aliasing). Views code is portable across UNIX, Windows, and Linux platforms. ILOG Views provides a full set of portable widgets, including buttons, menus and notebooks, that comply with the look-and-feel of Windows and Motif.

- ILOG JTGO is a vertical product based on ILOG JViews for building the operation support system user interfaces that are used in the telecommunications industry.

* *These applications are still under development. We hope to release final versions of these applications in the future.*

- *ILOG* Gantt *for .NET* is the C# version of the Gantt module already available as part of JViews and Views Suites. ILOG Gantt for .NET is a set of Windows Form and Web Form controls, and Application Programming Interfaces, hereafter referred to as APIs, for viewing and editing schedules in Windows and Web Form/ASP.NET applications. It features resource and task-oriented views, calendars, and resource load-charts. It also provides a comprehensive set of editing and viewing features, a load-on-demand mechanism for very large data sets, and a complete printing facility for paper viewing.

On July 2, 2004, ILOG bought the intellectual property and other selected assets of the JLoox product line for €1.5 million (USD 1.8 million) from eNGENUITY Technologies Inc., a Montreal, Canada-based software provider. JLoox is used for the development of advanced visual applications. It complements the ILOG JViews product line especially in the defense, transportation management and manufacturing markets.

Applications

ILOG software components are used in a wide range of applications in the manufacturing, financial services, transportation, communications, e-government, and defense and aerospace sectors. Below is a summary of the types of applications developed by customers using our products by industry sectors.

Manufacturing

Supervision and Data Visualization

- Equipment performance analysis
- Geographic information systems
- Process monitoring and control
- Quality analysis

Resource Optimization

- Equipment configuration and diagnostics
- Logistics and distribution planning
- Manpower planning and crew scheduling
- Production line scheduling

Production Planning

- Supply chain logistics
- Warehouse management

Financial Services

Asset Management

- Online investment management
- Online trading
- Online financial planning & advisory services
- Portfolio management & optimization
- Risk management
- Automated trading
- Order generation & management
- Straight-through-processing
- Anti-money laundering

Online Lending

- Loan configuration
- Loan assessment/eligibility

Insurance

- Underwriting
- Claims processing

Transportation

Resource Optimization

- Airport counter, gate and belt allocation

Communications

Network and Systems Management

- Network visualization
- Configuration management
- Fault management
- Performance management
- Security management

Service Management

- Dynamic tariff policy management
- On-demand service provisioning
- Flexible invoicing

Network Planning

- Economic analysis
- Ground and space equipment scheduling
- Satellite mission planning
- Network modelling

e-Government

- Eligibility screening systems (welfare, loans, health services)
- Benefit calculation
- Grant management
- Case management
- Data compliance validation and interoperability

Defense & Aerospace

Command, Control, Communications and Intelligence(C3I) systems

- Data fusion
- Geographic information systems
- Image processing
- Logistics mapping
- Electronic War
- Signal Intelligence (SIGINT)

Mission Planning

Homeland Security

Process Monitoring

- Data flow monitoring

- Crew allocation
- Distribution planning
- Equipment scheduling
- Fleet management
- Maintenance planning and scheduling
- Capability analysis
- Timetabling
- Traffic planning
- Warehouse management

Supervision & Data Visualization

- Geographic information systems
- Traffic monitoring
- Vehicle tracking systems
- Security

- Radar visualization
- Test bench monitoring simulation
- Flight simulators
- Scenario analysis

Resource Allocation and Optimization

- Frequency and bandwidth allocation
- Mission planning
- On-board resource scheduling
- Payload optimization
- Supply chain logistics

Across Industry Solutions

Business Process Management	*Order fulfillment*
Enterprise Performance Management	*CRM / Customer Relation Management*
Business Activity Monitoring	• Interactive selling systems
Customer care & billing	• Self-service websites
Compliance	• Web personalization

Maintenance

Customer support is provided globally from our primary customer support centers in Gentilly (France), Mountain View (California), and Singapore. Our maintenance activities include access to new releases and enhancements of our products.

Professional Services

We provide a number of services to assist customers in the design, development and deployment of their applications when using our software components and products.

Consulting Services

Our consulting services provide expertise in the design, development and deployment of business applications based on our BRMS, optimization and visualization products. This expertise leverages our experience building vertical applications in areas including telecommunications, supply chain management, manufacturing, financial services, commercial and residential lending, transportation, defense and government. Most of our engagements are delivered on a time and material basis but we also offer full implementations on fixed-price terms. Our consulting resources are located in major countries around the world and we periodically supplement them with third-party consulting partners as needed. See "Item 3. D—Risk Factors."

Customer Education & Training

We offer training programs so that our customers can gain expertise using our BRMS, optimization, and visualization products. Regular classes are held in our offices worldwide, and we also provide training at customer sites on request.

Sales and Marketing

We market and sell our products and services worldwide through our direct sales organization and indirectly through VARs, systems integrators, ISVs, OEMs, and distributors. Our field sales organization is divided into geographic regions based in the Americas, Asia-Pacific and Europe. We have field account managers, who manage the customer relationship, and field technical engineers, who manage the technical requirements, perform demonstrations and/or develop proof-of-concept projects for our customers. We also have a telesales organization, known as ILOG Direct which sells primarily our JViews and CPLEX products, and which also handles our academic sales. ILOG Direct focuses on high-velocity product sales, while the field sales team focuses on growing and fulfilling large and complex business opportunities, and consulting projects. We also have an alliance organization in charge of recruiting and managing our partner relationships.

Our sales cycle is approximately three to six months, but varies substantially from customer to customer. It can be longer if the process involves a request for proposal ("RFP"), or if the customer wants to conduct an extensive evaluation of our software prior to making a purchase. See "Item 3.D. Risk Factors--1.Risks concerning our ability to achieve financial results--The extended length of our sales cycle could result in substantial fluctuations in operating results."

To support our sales efforts, we conduct marketing programs including advertising, direct mail, public relations, web-based and in-person seminars, trade show exhibitions and on-going customer communications activities and events.

Research and Product Development

Our continued success depends on our ability to continue innovating in our areas of expertise and to anticipate and incorporate new features and functions in our products that may become critical in the future. As a result, we have committed, and expect to continue to commit, substantial resources to our research and development efforts. In fiscal year 2005, we spent $27.2 million, net of government funding, on research and development, representing approximately 22% of sales, as compared with $22.8 million and $18.9 million in fiscal year 2004 and fiscal year 2003, respectively. Our developers also work closely with customers to gain insights into usability and they actively engage with the appropriate scientific and academic communities to ensure our products stay on the cutting edge of their respective disciplines. To date, we have primarily relied on in-house development for our products, performed in our research and development centers in Gentilly and Sophia Antipolis in France, and in Mountain View, California and Incline Village, Nevada, but we have licensed some technology from third parties, especially for our ILOG Fab PowerOps product.

Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company's products has been of relatively short duration, development costs qualifying for capitalization were insignificant during the years ended June 30, 2005, 2004 and 2003, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

In addition to research and development expenses, we periodically purchase software and hardware equipment, which are used internally. In fiscal year 2005, this expenditure totaled approximately $2.6 million.

Customers

As of June 30, 2005, we have sold our products and services to more than 2,500 customers in 30 countries. Our customers represent software vendors, governmental and educational institutions and major corporations operating a wide range of industries. Below is a partial list of customers, by industry segment, who have made purchases of our software and/or services over the last two years.

Manufacturing		*Communications*	
Chevron Texaco	I2 Technologies	Alcatel	Nortel
Daimler Chrysler	Manugistics	AT&T	NTT
Ford Motor Company	MG Industries	France Telecom	Orange
Hewlett-Packard	Nissan Motor Co. Ltd	Lucent	Siemens

| SAP | Oracle | Nokia | Verizon |

Financial Services

		### *e-Government*	
Bank of America	Lehman Brothers	Department of Work and Pensions (U.K.)	IBM Global Services:
Barclays Global	MetLife		U.S. Postal Services
Bear Stearns	Radian Group	Bearing Point: State of Minnesota Department of Employment and Economic Development	U.S. Department of Veterans Affairs
Citi Street	21st Century		
Credit Suisse First	Insurance		
Boston	Visa	Government of the District of Columbia	
Deutsche Bank	Zurich Insurance		
Fannie Mae	Freddie Mac		

Travel and Transportation

		### *Defense & Aerospace*	
Air France	Schneider Logistics	Alcatel Space Industries	Lockheed Martin
Deutsche Bahn	La Poste	CNES	Ministry of Defense –
APL	Lufthansa	Deutsche Flug Sicherung	France
DHL	Northwest Airlines	(DFS)	Northrop Grumman
FedEx	Sabre	EADS CASA	U.S. Air Force
French National Railway (SNCF)			

Across Industry Solutions

| Hewlett-Packard | Siebel | Harrah's Entertainment Inc. |

Competition

The markets for our products and services are intensely competitive and we expect product and service offerings and pricing competition to increase. We compete with a number of private and public companies in our individual product lines. However, we have no competitor across all three of our product lines. Our competitors include, without limitation, by product line: (i) Rules: Computer Associates, Corticon Technologies, Fair Isaac, Haley, Pegasystems, and Microsoft; (ii) Optimization: Cosytec, and Dash Associates; (iii) Visualization: SL Corporation and Tom Sawyer. We also compete with companies that provide packaged software for certain applications. Some of our competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers.

We are also facing increased competition from "low cost" companies in India and other countries. In addition, virtually all of our customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing our current or proposed components. This would eliminate their need for our services and components and limit future opportunities. We are, therefore, required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products.

Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by our products. Barriers to entry in our business generally are low and the software industry is currently undergoing consolidation as software companies seek to offer more extensive suites and broader arrays of software products, as well as integrated software and hardware solutions. This consolidation and increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition. See "Item 3.D. Risk

Factors—1. Risks concerning our ability to achieve financial results—The industry in which we operate is characterized by intense competition."

Proprietary Rights

We believe we own or have licensed the proprietary rights of our software products. We have attempted to protect our proprietary rights through a number of ways: (i) we require persons with access to our proprietary information to sign confidentiality agreements; (ii) we restrict access to our source codes; (iii) we rely on laws and regulations regarding trade secrets and copyrights, that only offer a limited protection, to protect our software products, our documents or various written materials; and (iv) we are prepared to litigate to protect our proprietary technology, relying on copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions.

ILOG S.A., our parent company, owns all our intellectual property rights. Our subsidiaries license the ILOG intellectual property from our parent company which is, in turn, licensed or sub-licensed to our customers or our resellers. For these licensing rights, the subsidiaries pay the parent company a royalty based on the subsidiaries' revenues.

ILOG source codes have been deposited in France with the national software protection agency (the *"Agence pour la Protection des Programmes"*), with NCC Escrow International Limited in the U.K., and with Recall Total Information Management Services and Digital Systems Innovations, Inc. (DSI), in the United States. See "Item 3.D. Risk Factors—3. Risks associated with our proprietary technology."

Seasonality

A significant proportion of our sales come from Europe. Similar to many countries in the software industry with significant sales outside of the United States, we generally realize lower revenues in the quarter ending September 30 than in the immediately preceding quarter due primarily to reduced economic activity in the summer months. See "Item 3.D. Risk Factors—1.Risks concerning our ability to achieve financial results—Our quarterly operating results have fluctuated significantly as have the price of our Shares and ADSs and they may continue to do so in the future."

Insurance

We have general liability and errors and omission insurance coverage up to a total of €26 million per year in France and $12 million per year in the U.S., which is limited to €12 million and $11 million per occurrence, respectively. We also have Directors and Officers insurance covering certain liabilities of our directors and officers as well as local property insurance coverage for each of our offices worldwide. See "Item 3.D. Risk Factors—2. Risks that could adversely affect our business operations—Errors in our software products could result in warranty or product liability claims against us."

C. Organizational Structure

ILOG S.A. is the holding company of the group, which is composed of the following wholly owned subsidiaries:

- ILOG, Inc. (U.S.),
- ILOG Ltd. (U.K.),
- ILOG GmbH (Germany),
- ILOG SA (Spain),
- ILOG (Pte) Ltd (Singapore), and
- ILOG Ltd. (Japan).

In fiscal year 2005, ILOG acquired 12.5% of a South Korean company called RTO. The RTO investment has been consolidated under the equity method in our 2005 financial statements.

Our executive officers are located at the head office of the parent company in France and at our largest subsidiary, ILOG, Inc. in California.

D. Property, Plant and Equipment

Our corporate headquarters are located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 62,000 square feet under leases expiring from 2007 to 2013. We have our U.S. headquarters in Mountain View, California in premises consisting of approximately 36,000 square feet under a lease expiring in 2007. We maintain a research and development facility in Sophia Antipolis, in the south of France, in premises consisting of approximately 12,000 square feet under leases expiring from 2005 to 2010. We maintain a sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 5,000 square feet under a lease expiring in 2007. In addition, we have leased sales offices in Arlington, Virginia; Farmington Hills, Michigan; and Southborough, Massachusetts, with approximately 12,000 square feet in aggregate under leases expiring from 2006 to 2008. We also maintain leased sales and customer support offices in Bracknell, near London, England; Bad Homburg, near Frankfurt, Germany; Madrid, Spain; Singapore; Beijing, China; and Tokyo, Japan, with approximately 36,000 square feet in aggregate. Our minimum future commitment under these office leases as of June 30, 2005 amounts to approximately $13.6 million.

Item 5.   Operating and Financial Review and Prospects

The following discussion and analysis should be read together with our Consolidated Financial Statements and the Notes to those statements included elsewhere in this Annual Report on Form 20-F. The Consolidated Financial Statements included herein and the financial information discussed below have been prepared in accordance with U.S. GAAP. ILOG also publishes Consolidated Financial Statements, not included herein, prepared in accordance with French GAAP, which differ in certain respects from U.S. GAAP.

This discussion contains forward-looking statements based on our current expectations, assumptions, estimates, and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described below and in Cautionary Statement Regarding Forward-Looking Statement, "Item 3. Key Information— Risk Factors", "Item 4. Information on the Company" and elsewhere in this Annual Report on Form 20-F.

Overview

ILOG develops, markets, supports and provides consulting services for software used for BRMS, resource optimization and visual interfaces. Our component software is not industry specific and can be configured for use in a wide variety of businesses. Several new optimization products in the late stages of development are directed to the semiconductor chip manufacturing, transportation and process manufacturing industries. Our customers, or upon request from our customers, our consulting services department, use our software to develop strategic business applications or to solve complex business problems. Examples include insurance underwriting and claims handling, airline crew and equipment scheduling, government security operations, telecommunications network display, financial trading, commercial and residential lending, and order processing. Because of the horizontal or 'generic' nature of the functionality of our software components, additional development to fit the particular customer industry is required. For our customers that are trying to automate very complex problems, the additional development process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to capture accurately in our forecasts.

Our revenues are generated from three different sources: software licenses, maintenance and professional services. In fiscal year 2005, we received 54% of our revenues from licenses, 27% from maintenance, and 19% from professional services.

Outlook

Our financial outlook for fiscal year 2006 is dependent on favorable economic conditions and the willingness of businesses to commit resources to implement new technologies. We believe that our BRMS strategy addresses an existing and increasing need for businesses to incorporate the ability to change business processes quickly into their organizations' technological backbones and architecture. BRMS, as well as BPM, are key components of service-oriented architecture, hereafter SOA, strategies. SOA is a new design approach being promoted by IT research firms such as Forrester and Gartner and leading software vendors, including IBM, Microsoft and SAP. Our products provide this capability across business sectors, leading us to believe that we are well positioned to take advantage of any improvement in the technology investment climate. We are also relying on our co-selling and joint marketing relationships with companies such as FileNet, BEA and Oracle to help us expand our profile and create opportunities for us in the marketplace.

The Company, as with all global companies, faces a number of risk factors that could impact our ability to achieve our goals in fiscal year 2006. Those include increased competition, deferred purchases, changes in technology market conditions, the effectiveness of our sales and marketing activities, currency fluctuations as well as other factors. For a more detailed description of the specific risks which we believe to be material to our business operations, see "Item 3.D Risk Factors."

Critical Accounting Policies

Revenue Recognition

The Company's revenue is derived from three primary sources: software license fees, maintenance fees and professional service fees, including consulting and training services.

The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is delivered, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" and Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions". If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

Our software arrangements often include consulting and training services. Consulting revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software license, (2) are available from other vendors, and (3) do not include significant modification or customization of the software. Revenues from time and material consulting services are recognized as the services are performed. Revenues from fixed price consulting services are recognized on a proportional performance basis.

When consulting services are considered essential to a software deliverable or the arrangement involves significant customization or modification of software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting. Training revenue is recognized at the time service is performed.

Revenue from software maintenance agreements is recognized ratably over the arrangement period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues.

In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 98-9 *Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions.*" Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company's customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by the Company's customers when these services are sold separately.

Our revenue recognition policy, as described above, is significant because revenue is a key component of our results from operations. In addition, revenue recognition determines the timing of certain expenses, such as incentive compensation. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments and estimates affect the application of our revenue recognition policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in operating losses.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is recorded as part of general and administrative expenses. These allowances, which are netted against accounts receivable on the consolidated balance sheets, totaled $0.7 million as of June 30, 2005, as compared to $0.6 million as of June 30, 2004. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("U.S. GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, application of our revenue recognition policy, allowance for uncollectible accounts receivable, useful lives for property and equipment and intangibles, employee benefits, and taxes. Actual results could differ materially from these estimates.

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates and future economic and market conditions. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. Our annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal year 2005, did not result in an impairment charge.

For additional information regarding our significant accounting policies, see Note 1 to Consolidated Financial Statements.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we disclose selected figures that are non-GAAP financial measures. Under the rules of the SEC, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to U.S. GAAP.

Constant Currency Rates

In certain appropriate instances we compare revenues and expenses from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for fiscal year 2005. For example, if a French entity reporting in euros sold 1 million euros of products in each of fiscal year 2005 and fiscal year 2004, our financial statements would report $1.27 million of revenues in fiscal year 2005 (using 1 euro = $1.27 which was the average exchange rate in fiscal year 2005) and $1.19 million in revenues in fiscal year 2004 (using 1 euro = $1.19 which was the average exchange rate in fiscal year 2004). The constant currency presentation would translate the fiscal year 2005 results using the fiscal year 2004 exchange rates and indicate that underlying revenues were flat and not increasing by $0.08 million as would be reported in the financial statements under U.S. GAAP. We present this constant currency information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under U.S. GAAP.

We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are unaudited and are not measurements of performance under U.S. GAAP.

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2005 and 2004:

	Year ended June 30				2005/2004	
	2005			2004	Increase/(Decrease)	
	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
			(in thousands)			
Revenues:						
North America	$62,312	$—	$62,312	$53,369	17 %	17%
Europe	50,958	(3,020)	47,938	39,024	31 %	23%
Asia	12,033	(387)	11,646	10,394	16 %	12%
Total revenues	125,303	(3,407)	121,896	102,787	22 %	19%
Cost of revenues and operating expenses...	118,832	(4,442)	114,390	100,947	18 %	13%
Income from operations	$6,471	$1,035	$7,506	$1,840	252 %	308%

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2004 and 2003:

	Year ended June 30				2004/2003	
	2004			2003	Increase/(Decrease)	
	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
			(in thousands)			
Revenues:						
North America	$53,369	$—	$53,369	$43,324	23%	23%
Europe	39,024	(4,485)	34,539	37,784	3%	(9%)
Asia	10,394	(466)	9,928	11,089	(6%)	(10%)
Total revenues	102,787	(4,951)	97,836	92,197	11%	6%
Cost of revenues and operating expenses	100,947	(6,927)	94,020	89,962	12%	5%
Income from operations	$1,840	$1,976	$3,816	$2,235	(18%)	71%

A. Operating Results

Revenues

Our total revenues increased to $125.3 million in fiscal year 2005, up from $102.8 million in fiscal year 2004 and $92.2 million in fiscal year 2003, representing increases of 22% and 11%, respectively, year over year. Expressed at fiscal 2004 constant currency rates, our fiscal year 2005 revenues increased by 19%, a lower growth rate that reflects the appreciation in the value of the euro against the U.S. dollar during the year and the fact that 34% of our revenues are in euros. See "—Non-GAAP Financial Measures". The growth in fiscal year 2005 primarily reflects good execution on both the European and North American markets, driven by continued penetration of our BRMS product line for business process applications and good activity of the visualization product line.

The growth in fiscal year 2004 primarily reflected good execution on the North American market with a continued penetration of the Rules product line for business process applications and a good optimization product line activity combined with the worldwide impact of the growing installed base of licenses on maintenance revenues.

Revenues by geography

Our North American revenues increased to $62.3 million in fiscal year 2005, from $53.4 million in fiscal year 2004 and $43.3 million in fiscal year 2003, representing 50%, 52% and 47% of total revenues respectively. The 17% growth of our North American revenues in fiscal year 2005 over fiscal year 2004 is primarily driven by an increasing demand for our visualization and BRMS products, partially offset by reduced demand for our optimization products with lower royalty flows from ISVs. A significant increase of our professional services activity combined with the increase in maintenance revenues from the growing installed base of ILOG licenses has had a positive impact on North American revenue growth.

Our European revenues increased to $51.0 million in fiscal year 2005, up from $39.0 million in fiscal year 2004 and $37.8 million in fiscal year 2003, representing 40%, 38% and 41% of total revenues, respectively. Our European revenues increased by 31% in fiscal year 2005 over fiscal year 2004. Expressed at fiscal year 2004 constant currency rates, European revenues increased by 23%. The increase in European revenues was primarily due to improved execution associated with an increasing number of new IT projects. A significant increase in our professional services activity combined with the increase in maintenance revenues from the growing installed base of ILOG licensees has had a positive impact on European revenue growth.

Our Asian revenues increased to $12.0 million in fiscal year 2005, up from $10.4 million in fiscal year 2004 and $11.1 million in fiscal year 2003, representing 10%, 10% and 12% of total revenues, respectively. The 16% increase of Asian revenues in fiscal year 2005 over fiscal year 2004 is primarily due to the increasing adoption of our BRMS products in this region, especially in Japan. Our optimization products also contributed to the revenue growth in the manufacturing sector. Asian revenues suffered from weak business activity in the defense sector, which negatively impacted sales of our visualization products.

The 23% increase in our North American revenues in fiscal year 2004 over fiscal year 2003 was primarily driven by an increasing demand for our optimization products from the manufacturing sector and for our business rules products from the financial services and transportation sectors. The increase in maintenance revenues from the growing installed base of ILOG licensees combined with a moderate increase in consulting activities also had a positive impact on North American revenue growth.

The 9% decrease at constant currency rates of our European revenues in fiscal year 2004 over fiscal year 2003 reflected the significant decrease of an upfront payment by a large ISV in the third quarter and the generally weak business conditions encountered in Europe especially at the beginning of the fiscal year 2004.

The 6% decrease in our Asian revenues in fiscal year 2004 over fiscal year 2003 was primarily due to weak business activity in the region especially in the telecommunication sector, which negatively impacted our business rules activity. This resulted in a global decrease in revenue despite the increase in maintenance revenues from the growing installed base of ILOG licensees.

In fiscal years 2005, 2004 and 2003 SAP A.G., our largest customer, accounted for 4%, 4% and 8% respectively of our total revenues. In fiscal year 2005 the next four largest customers accounted for approximately 6% of our total revenues, compared to 7% in fiscal year 2004, and the next five largest accounted for approximately 5% of our total revenues in fiscal year 2005, compared to 6% in fiscal year 2004. Revenues from a single customer in a particular quarter can materially affect our revenues and operating results for such period. See "Item 3.D. — Risk Factors—1. Risks concerning our ability to achieve financial results—Our quarterly operating results have fluctuated significantly, on a quarterly basis, and may continue to do so in the future." For a discussion of revenues received from certain related parties, see "Major Shareholders and Related Party Transactions."

Gross Profit

The following table sets forth our revenues, cost of revenues and margin by revenue type :

	Year Ended June 30,		
	2005	2004	2003
	(in thousands)		
Revenues:			
License fees	$67,707	$58,163	$56,414
Maintenance	34,158	27,625	21,409
Professional services	23,438	16,999	14,374
Total revenues	$125,303	$102,787	$92,197
Cost of revenues:			
License fees	$1,031	$1,062	$918
Maintenance	3,870	3,510	3,509
Professional services	19,782	14,052	11,444
Total cost of revenues	$24,683	$18,624	$15,871
Margin:			
License fees	98%	98%	98%
Maintenance fees	89%	87%	84%
Professional services fees	16%	17%	20%
Gross Margin	80%	82%	83%

License Fees. Our revenues from license fees increased to $67.7 million in fiscal year 2005, up from $58.2 million in fiscal year 2004 and $56.4 million in fiscal year 2003, representing increases of 16% and 3%, respectively. Due to an increasing adoption in most industry sectors, BRMS revenues increased by 29% in fiscal year 2005 over fiscal year 2004. Visualization revenues increased by 18% in fiscal year 2005 over fiscal year 2004 primarily due to the acquisition of the JLoox product in July 2004. Optimization revenues increased nominally by 2% in fiscal year 2005 over fiscal year 2004. With an increasing demand from most industry sectors other than the telecommunications sector, Rules revenues increased by 4% in fiscal year 2004 over fiscal year 2003. The Optimization revenues increased by 4% in fiscal year 2004 over fiscal year 2003, despite the generally weak business conditions experienced on the supply chain management sector, while Visualization revenues stabilized with 1% increase in fiscal year 2004 over fiscal year 2003. The revenue mix between our BRMS, optimization and visualization and other product lines was 44%, 31% and 25%, respectively, in the 2005 fiscal year, compared to 40%, 35% and 25%, respectively, in the 2004 and 2003 fiscal years.

Our margin for license fees has remained at 98% since fiscal year 2003. Our cost of license fees, consisting primarily of royalties to third parties, documentation, packaging and freight expenses, decreased to $1.0 million in fiscal year 2005 from $1.1 million in fiscal year 2004 and as compared to $0.9 million in fiscal year 2003, representing 2% of revenues from license fees for each of the past three years. In the event we significantly increase the incorporation of third-party technology in our products, the payment of royalties may have the effect of lowering gross margins.

Maintenance. Maintenance services are typically available at an annual fee of 18% of the software price paid. Payments related to maintenance contracts are generally received in advance with revenues deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Our revenues from maintenance increased to $34.2 million in fiscal year 2005 from $27.6 million in fiscal year 2004 and from $21.4 million in fiscal year 2003. This represented increases of 24% and 29% over the respective prior years. Our maintenance revenue growth during 2003 and 2004 was the result of our growing installed base of ILOG licensees, the strengthening of the euro and our improvement of the maintenance renewal process. Maintenance revenues for the years ended June 30, 2005, 2004 and 2003 constituted 27%, 27% and 23% of total revenues, respectively. Our maintenance margin increased to 89% in fiscal year 2005, from 87% in fiscal year 2004 and 84% in fiscal year 2003, reflecting the maintenance revenue growth while cost of maintenance remained level.

Professional Services. Our revenues from professional services consist of consulting and training. Professional services are billed on either a time and materials basis or a fixed price basis. Our revenues from professional services increased to $23.4 million in fiscal year 2005, up from $17.0 million in fiscal year 2004 and from $14.4 million in fiscal year 2003. This represented increases of 38% and 18% over the respective prior years. Our professional services revenue growth in fiscal year 2005 was the result of a significant investment in the U.S. and in Europe in order to serve customers embedding our BRMS products within their applications.   Our professional services revenue growth in fiscal year 2004 was derived from important growth in Europe and in the U.S. partly offset by a major decrease in Asia where we faced weak business conditions. Professional services revenues for the years ended June 30, 2005, 2004 and 2003 constituted 19%, 16% and 16% of total revenues, respectively. Our cost of professional services, consisting primarily of employee-related expenses, increased to $19.8 million in fiscal year 2005, up from $14.1 million in fiscal year 2004 and $11.4 million in fiscal year 2003, reflecting the increase in resources needed to support the increased professional services activity. The need for professional services by our customers to facilitate their adoption of our products and our ability to satisfy the demand for such services frequently has a direct impact on our ability to generate license fees. Our professional services margin decreased to 16% in fiscal year 2005, from 17% in fiscal year 2004 and 20% in fiscal year 2003 as a result of these ongoing investments in additional staffing. In addition, the margin was negatively impacted by deferred revenues for long-term projects for which revenues will be recorded upon successful completion of the engagements.

Operating Expenses

Marketing and Selling. Our marketing and selling expenses consist primarily of salaries and other payroll related expenses, incentive compensation, promotional marketing activities, customer pre-sales, technical support and overhead costs relating to occupancy. Our marketing and selling expenses increased to $53.4 million in fiscal year 2005 from $48.8 million in fiscal year 2004 and from $46.4 million in fiscal year 2003, representing 43%, 47% and 50% of total revenues, respectively. The decrease of our marketing and selling expenses as a percentage of total revenues in fiscal year 2005 over fiscal year 2004 benefited from the 22% total revenue increase while marketing and selling expenses only increased by 9%. The decrease of our marketing and selling expenses as a percentage of total revenues in fiscal year 2004 over fiscal year 2003 was attributable to an 11% revenue increase, while marketing and selling expenses only increased by 5%. This reflected budget restrictions imposed by ILOG management which resulted in a headcount reduction and other savings. At June 30, 2003, 2004 and 2005 our marketing and selling headcount were 264, 250 and 256 persons, respectively.

Research and Development. Our research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union in the form of grants which reduce our cost of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken, the related expenses are incurred and the funding has been committed by the public institutions.

The following table sets forth our research and development expenses and the amounts of government funding for fiscal year 2005, fiscal year 2004 and fiscal year 2003:

	Year Ended June 30,		
	2005	2004	2003
	(in thousands)		
Gross research and development expenses	$27,748	$23,291	$19,483
Less government funding	(524)	(509)	(622)
Research and development expenses, net of funding	$27,224	$22,782	$18,861

Our research and development expenses, net of government funding, increased to $27.2 million in fiscal year 2005 from $22.8 million in fiscal year 2004 and from $18.9 million in fiscal year 2003, representing 22%, 22% and 20% of total revenues, respectively. The 19% increase in our research and development expenses in fiscal year 2005 over fiscal year 2004 is primarily attributable to the strengthening of the euro against the U.S. dollar and some additional headcount hired in the 2005 fiscal year. The 21% increase in fiscal year 2004 over fiscal year 2003 was also primarily attributable to the strengthening of the euro against the U.S. dollar and additional headcount. From June 30, 2003 to June 30, 2005 our research and development headcount increased from 151 to 175 employees. We have not capitalized any software development costs, except certain products under development which are licensed from third parties. In fiscal year 2005 and fiscal year 2004 software licensed from third parties was not material. Research and development costs are generally expensed as incurred. See "C. Research and Development."

General and Administrative. Our general and administrative expenses consist primarily of personnel and related overhead costs for finance, legal and general management. General and administrative expenses increased to $13.6 million in fiscal year 2005 from $10.7 million in fiscal year 2004 and from $8.8 million in fiscal year 2003, representing 11% of total revenues for fiscal year 2005 and 10% of total revenues for fiscal years 2004 and 2003. The 26% increase in general and administrative expenses in fiscal year 2005 over fiscal year 2004 and 22% increase in general and administrative expenses in fiscal year 2004 over fiscal year 2003 are primarily due to the strengthening of the euro against the U.S. dollar and additional expenses required to strengthen the administrative departments of the Company. From June 30, 2003 to June 30, 2005, the number of our employees engaged in general and administrative functions increased from 84 to 86 employees.

Net Interest Income and Other

Net interest income and other includes foreign exchange gains and losses, net interest income and other impairment charges. Net interest income and other totaled $0.9 million, $0.9 million and $0.6 million in fiscal year 2005, fiscal year 2004 and fiscal year 2003, respectively. Other charges recorded include the impairment charge in fiscal year 2005 of our investment in Temposoft for an amount of $0.2 million.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes."

Our income tax expense in fiscal year 2005, fiscal year 2004 and fiscal year 2003 was $0.7 million, $1.1 million and $1.4 million, respectively, reflecting tax charges in certain European and Asian sales subsidiaries that have been profitable in those years, as well as withholding taxes incurred in Asia. The lower expense in fiscal year 2005 is due to the recording of a $0.5 million French tax credit relating to research costs incurred in calendar year 2004. The final tax credit will be claimed in October 2005.

At June 30, 2005, we had net operating loss carryforwards from various tax jurisdictions of approximately $89.5 million, of which $33.3 million and $3.3 million were in France and the U.K., respectively, with no expiration date and $52.9 million were in the U.S. (Federal and State of California) expiring between 2006 and 2025 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period. As of June 30, 2005, a valuation allowance of $28.3 million was provided against total deferred tax assets of $28.5 million, which consists primarily of the tax benefit of net operating loss carryforwards. See Note 12 to Consolidated Financial Statements.

Currency Fluctuations

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, which is our financial reporting currency for Consolidated Financial Statements included herein. A significant portion of our revenues and expenses are denominated in euros, and the remainder in U.S. dollars and other currencies. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another.

Also, currency exchange rate movements of foreign currency denominated receivables and payables recorded by the Company and each of its subsidiaries, including their respective intercompany accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate improvements relative to the euro for anticipated cash flows from transactions between the Company and its subsidiaries. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results.

Under our accounting policy for foreign currency translation, our results and the results of each of our subsidiaries are measured in the currency in which the entity primarily conducts its business (the functional currency). The functional currencies of ILOG and our subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation." All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at the respective monthly average exchange rates. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income (loss). Our net foreign currency transaction exchange loss for fiscal year 2005 was $0.1 million as compared to a net exchange gain of $0.5 million for fiscal year 2004 and a loss of $0.1 million for fiscal year 2003. These amounts represent both realized and unrealized gains or losses from transactions or balance sheet items. See Notes 1 and 4 to the Consolidated Financial Statements. See "Item 3.D. – Risk Factors—2. Risks that could adversely affect our business operations—Currency fluctuations could result in lower profitability for us in U.S. dollar terms and the reporting of exchange losses".

B. Liquidity and Capital Resources

Over the last three years, we have financed our operations and investments in property and capital equipment through cash from operations and the issuance of equity securities to employees under our stock option and stock purchase plans.

As of June 30, 2005, we had cash and cash equivalents of $61.7 million and no short-term investments. As of June 30, 2004, we had cash, cash equivalents and short-term investments of $52.2 million. As of June 30, 2005 and 2004, our net working capital was $50.9 million and $44.6 million, respectively. The Company has historically accounted for certain investments, known as monetary *Société d'Investissement A Capital Variable* (SICAV) and *Fonds Commun de Placement* (FCP), as "cash and cash equivalents". Our short-term investments of $22.1 million at the end of fiscal year 2004, have been reclassified from cash and cash equivalents to short term investments in the fiscal year 2005 Consolidated Financial Statements. See Note 1 "Reclassification" to the Consolidated Financial Statements for a detailed explanation.

The net cash increase of $31.7 million in fiscal year 2005 compared to fiscal year 2004 was primarily due to cash flows from the sale of our short term investments in the amount of $22.3 million and cash flows from operating activities in the amount of $13.1 million.

Our operating activities provided cash flows of $13.1 million, $8.1 million and $6.3 million in fiscal year 2005, fiscal year 2004 and fiscal year 2003, respectively. This continuous increase is explained by the improvement of our profitability as well as increases in working capital. For the fiscal year 2005, our working capital increased by 14% compared to fiscal year 2004 while our revenues increased by 22% during the same period. Accounts receivable aging as of June 30, 2005 decreased to 63 days sales outstanding, as opposed to 82 days as of June 30, 2004 due to a concentrated effort on collections.

Aside from the investment in and sale of short term investments, our investing activities have consisted primarily of expenditure on fixed and intangible assets, which totaled $2.6 million, $1.5 million and $1.8 million in fiscal years 2005, 2004 and 2003, respectively. The level of our expenditures increased in fiscal year 2005 because of the purchase of the JLoox assets for $1.8 million in cash. We also purchased 12.5% of the South Korean company RTO for $0.5 million in cash in the 2005 fiscal year. As of June 30, 2005 fixed assets were located in the United States, France, other European countries and Asia with net book values of $1.4 million, $4.9 million, $0.4 million and $0.4 million, respectively. Our fixed assets are generally unencumbered.

Our net financing activities provided $2.0 million in fiscal year 2005, $3.1 million in fiscal year 2004, and $0.4 million in fiscal year 2003. Out of this net amount, $3.3 million, $3.7 million and $1.0 million were provided from the issuance of shares under employee stock option and stock purchase plans, $0.6 million in fiscal years 2005, 2004 and 2003 were used to repay capitalized lease obligations, and in fiscal year 2005, $0.7 million was used for the first time to purchase ILOG shares pursuant to a share buyback program.

We believe we currently have sufficient working capital to meet our current requirements for the twelve months following the date of this Annual Report.

C. Research and Development

We have committed, and expect to continue to commit in the future, substantial resources to research and development. During fiscal year 2005, fiscal year 2004 and fiscal year 2003, our net research and development expenses were $27.2 million, $22.8 million, and $18.9 million. Our gross research and development expenses before the offset of funding provided by the European Union and agencies of the French government were $27.7 million, $23.3 million and $19.5 million in fiscal year 2005, fiscal year 2004 and fiscal year 2003 respectively.

Since we were founded, we have maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, which tend to focus on math oriented code. This ILOG culture has arisen from eighteen years of day-to-day development, algorithmic optimization and object oriented design. Our engineers work with customers to try to ensure that their problems are solved efficiently. Our engineers also interact closely with the scientific and academic communities, which we believe is the best way to obtain and maintain high performance algorithms.

D. Trend Information

For fiscal year 2006 our performance will be dependent on favorable economic conditions and a favorable investment climate. With a growing installed based of customers, a proven and recognized portfolio of technologies, and a leading position in the areas of software components, optimization and business rules management, we believe that we are well positioned in the software market.

Our business rules products (combined license and maintenance revenues) grew by 32% in fiscal year 2005 after a fiscal year 2004 increase of 14% and now comprise approximately 40% of our license and maintenance revenues. A benefit unique to our BRMS products is that they create flexible software architectures by allowing portions of software code, the business rules or business logic, to be maintained by business users instead of software professionals. We believe that by implementing ILOG BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions. We are targeting to meet the demand for business rule technology as a key enabler of agility and business process automation across the enterprise. Our customers are part of a growing trend of large organizations worldwide that are looking at BRMS, as well as BPM, as key components of SOA strategies. SOA is a new design approach being promoted by IT research firms such as Forrester and Gartner, and leading software vendors, including IBM, Microsoft and SAP.

E. Off-balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2005.

F. Contractual Obligations

The following table sets forth contracted payment obligations for the fiscal years indicated (in thousands):

	See notes to Consolidated Financial Statements	Total	June 30,			
			2006	2007-2008	2009-2010	2011-2013
Contracted obligations:						
Operating leases	13	$14,737	$4,154	$5,157	$2,392	$3,034
Capitalized leases	7	817	448	369	—	—
Foreign currency forward and option contracts	4	7,844	7,844	—	—	—

As of June 30, 2005, the Company had not granted any guarantees, nor pledged any of its assets and did not have any significant purchase obligations or other long-term liabilities, except as listed above.

The Company provides retirement benefits under the French defined benefit plan which is not funded, see also Note 8. No significant payment is expected over the next five years.

Item 6.   Directors, Senior Management and Employees

A. Directors and Senior Management

In accordance with French law governing a *société anonyme*, ILOG's affairs are managed by our Board of Directors and by our Chairman and Chief Executive Officer, who has full executive authority to manage our business. The Chairman and Chief Executive Officer, under French law, has the broadest powers to act on behalf of ILOG and to represent us in dealings with third parties, subject only to those powers expressly reserved by law and our *statuts* or charter, to the Board of Directors or general shareholders meetings. The Chief Executive Officer is in charge of implementing the goals, strategies and budgets of ILOG, which are determined by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. The French law gives to the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons (the Chairman of the Board and another natural person bearing the title of Chief Executive Officer, or *"Directeur Général"*). We adopted a resolution to amend our *statuts* to provide for one person to assume the position of Chairman and Chief Executive Officer at the general shareholders' meeting held on December 18, 2001 and at its meeting held on the same day, the Board of Directors opted for this option as well (Chairman and CEO, as opposed to General Manager), and appointed Mr. Pierre Haren as both Chairman and Chief Executive Officer. Our *statuts* provide that the Board of Directors could not change its decision to cumulate or to split these duties in the three year period following this decision. Pursuant to French law and our *statuts*, the Board of Directors can appoint up to five *Directeurs Généraux Délégués* ("Deputy Chief Executive Officers"), whose powers and responsibilities are determined by the Board together with the Chief Executive Officer, and who have broad powers to represent and bind us in dealings with third parties. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to our interests. Pursuant to the French Law, if the function of Chairman and Chief Executive Officer is split between two different persons, the right to propose to the Board the appointment of one or several Deputy Chief Executive Officers belongs to the Chief Executive Officer. On January 20, 2003, the Board of Directors approved Bounthara Ing as a *Directeur Général Délégué* or Deputy Chief Executive Officer.

The following table sets forth the names, ages and positions of the Directors and executive officers of ILOG as of August 31, 2005:

Name	Age	Position with the Company
Pierre Haren	52	Chairman and Chief Executive Officer
Bounthara Ing	42	Chief Operating Officer and Deputy Chief Executive Officer
Jean-François Abramatic	56	Chief Product Officer and President, Technical Advisory Board
Jérôme Arnaud	38	Chief Financial Officer
Christian Deutsch	60	Chief Quality Officer
Michel Alard	51	Director
Marie-Claude Bernal	58	Director
Pascal Brandys	46	Director
Marc Fourrier	51	Director
Richard Liebhaber	70	Director
Todd Lowe	49	Director
Thomas Weatherford	59	Director

For the purposes of this Annual Report on Form 20-F, "executive officers" means the Chief Executive Officer, the Deputy Chief Executive Officer, the Chief Product Officer, the Chief Financial Officer and the Chief Quality Officer. Where French law is applicable, the executive officers are not entitled, except for the Chief Executive Officer and the Deputy Chief Executive Officer, to represent the Company toward third party transactions. The Chief Executive Officer and the Deputy Chief Executive Officer may however delegate some of their powers to other individuals and notably to other executive officers of the Company.

Pierre Haren is one of our founders and was our Managing Director from 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Dr. Haren spent four years in charge of the SMECI Expert System Shell Project with the *Institut National de Recherche en Informatique et en Automatique* ("INRIA") following a three-year term directing the research department of the French Ministry of the Sea. He is also a Director of MiddleNext (an association of mid-cap companies listed on Euronext Paris), *Ecole Nationale des Ponts et Chaussées, Fondation de l'Ecole Polytechnique* and he is a scientific advisor to the President of INRIA, a member of the French *Académie des Technologies*, a member of the Dean's Council of the Kennedy School of Government at Harvard University and a member of the MIT Corporation Visiting Committee for the Department of Civil and Environmental Engineering. Dr. Haren received engineering degrees from *Ecole Polytechnique* in 1976 and *Ecole Nationale des Ponts et Chaussées* in 1978. He received his M.S. from Massachusetts Institute of Technology ("MIT") in 1978 and Ph.D. from MIT in Civil Engineering in 1980. Dr. Haren's term on the Board of Directors expires at the Ordinary Shareholder's Meeting scheduled to take place on November 29, 2005, and will be submitted for renewal for a further three year term.

Bounthara Ing has served as our Chief Operating Officer since April 2002, and as our Deputy Chief Executive Officer since January 2003. He was our Vice President and General Manager, Industry Solutions Division from July 1999 to April 2002, and has been President of ILOG Ltd. (Japan) since September 1997, and Managing Director of ILOG (Pte.) Ltd. (Singapore) since January 1994. He joined us in 1988 as a software developer and in 1992, became the Director of Graphic Development. Previously, Mr. Ing was a software engineer at *Compagnie Générale d'Informatique* in Paris, France, and at European Computer Research Center in Munich, Germany. Mr. Ing received an Engineering degree from *Ecole Centrale de Paris* in 1986.

Jean-François Abramatic has served as our Chief Product Officer since February 2003. From July 2000 to February 2003 he was our Senior Vice President, Research and Development. He was a Director of ILOG S.A. from December 1994 to July 2000. From September 1996 to December 2001, Dr. Abramatic was the Chairman of the International World Wide Web Consortium and from September 1996 to September 1997 he was an Associate Director of the MIT Laboratory of Computer Science. Dr. Abramatic has been appointed as a member of the Advisory Board of the World Wide Web Consortium on July 1, 2004. From September 1997 to July 2000, Dr. Abramatic was INRIA's Director of Development and Industrial Relations and from 1992 to September 1997 its Director of Development. Dr. Abramatic received an Engineering degree from *Ecole des Mines*, Nancy in 1971 and a Ph.D. from the University of Paris VI in 1980.

Jérôme Arnaud has served as our Chief Financial Officer since January 2004. He was previously ILOG's Group Controller since 2000. He served as Audit Manager, then Senior Manager at Price Waterhouse in Lyon, Paris and New York from 1990 to 1999. He then served as Director of the Financial Reporting at Ansaldo Signal NV until joining ILOG. Mr. Arnaud graduated from *Ecole Supérieure de Commerce de Lille* in 1990.

Christian Deutsch has served as ILOG's Chief Quality Officer since December 2003. Mr. Deutsch was previously Vice President and General Manager of European sales, General Manager of the former Value Chain Management business division, Vice President of Operations, Director of strategic partnerships and Program Director for ILOG Professional Services. Prior to joining ILOG in 1998, Mr. Deutsch served as co-Chief Executive Officer of OPEFORM, an IT solutions company in the transportation industry. Mr. Deutsch also held the position of Chief Technology Officer at ERAAM, an IT services provider, which was later acquired by Lockheed Martin. From 1973 to 1983, Mr. Deutsch held the positions of researcher and professor of mathematics at Paris University. He was also a member of several professional societies, including IALA, UNIDO and IMO. Mr. Deutsch earned doctoral and master's degrees in mathematics from the University of Paris in 1972.

Michel Alard has served as a Director since July 2000. Mr. Alard is Chairman of the Board of Directors of Wavecom S.A., which he co-founded in 1993. Previously from 1988 he was a project manager at Matra Communications. Mr. Alard received degrees from Ecole Polytechnique in 1976 and from the *Ecole Nationale Supérieure des Télécommunications* in 1978. Mr. Alard's term on the Board of Directors expires in 2006.

Marie-Claude Bernal has served as a Director since December 2000. From 1979 until December 2000 she worked in Boston for Wellington Management Company, where she was a senior vice president, partner and international equity portfolio manager. She is also President of the Supervisory Board of Esker S.A. Ms. Bernal graduated valedictorian from France's *Haut Enseignement Commercial pour les Jeunes Filles*, with a major in finance and accounting in 1967 and received an M.B.A. from the University of Chicago in finance and computer science in 1971. Ms. Bernal's term on the Board of Directors expires at the Ordinary Shareholder's Meeting scheduled to take place on November 29, 2005 and will be submitted for renewal at that time for a further three year term.

Pascal Brandys has served as a Director since September 1998. Mr. Brandys is the President of Biobank, a global life sciences investment company he co-founded in 2000. Previously Mr. Brandys was the Chairman of the Board of Directors and Chief Executive Officer of Genset S.A., which he co-founded in 1989. Mr. Brandys is a Director of Ceres Inc. and several private biotechnology companies. Mr. Brandys graduated from the *Ecole Polytechnique* in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the *Ecole Nationale des Ponts et Chaussées* in 1983. Mr. Brandys's term on the Board of Directors expires in 2006.

Marc Fourrier has served as a Director since April 1987. Mr. Fourrier is President of Delphis, a holding company that specializes in the creation and development of companies. From 1988 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm which specialized in information technology. He is also a Director of Wavecom S.A. Mr. Fourrier received engineering degrees from *Ecole Polytechnique* in 1976 and *Ecole Nationale des Ponts et Chaussées* in 1978, and an M.S. from MIT in 1978. Mr. Fourrier's term on the Board of Directors expires in 2007.

Richard Liebhaber has served as a Director since December 2000. From 1995 to 2000 he served on the board of Qwest Communications and from 1985 until 1995 he served as a board member and management committee member at MCI Communications. From 1954 through 1985 Mr. Liebhaber worked at IBM, where he served in a number of positions. He is also a Director of JDS Uniphase and Avici Systems. He graduated from New York University with a BSEE in 1954. Mr. Liebhaber's term on the Board of Directors expires in 2006.

Todd Lowe has served as a Director since August 1997, and served as our Executive Vice President until April 2002. From 1988 until 1997 he was President of CPLEX Optimization, Inc., a company acquired by ILOG during 1997. Mr. Lowe is a principal in several privately held companies. He received a Chemical Engineering degree from the University of California. He is a registered professional engineer and formerly held various management positions with Shell Oil and Chemical Company. Mr. Lowe's term on the Board of Directors expires in 2006. He is married to Janet Lowe, our Vice President, ILOG Special Projects.

Thomas Weatherford has served as a Director since December 2002. From August 1997 to December 2002 he was Executive Vice-President and Chief Financial Officer of Business Objects S.A. Previously from January 1996 to August 1997, he was Chief Financial Officer of NETCOM On-Line Communication Services, Inc., and from February 1994 to December 1995 he served as Chief Financial Officer of Logitech, Inc. He has also held senior financial positions at Texas Instruments, Schlumberger and Tandem Computers. He is also a Director of Advanced Analogic Technologies, Inc., Saba Software, Inc., Tesco Corporation and Synplicity, Inc. Mr. Weatherford received a Bachelor of Business Administration (BBA) from the University of Houston in 1970. Mr. Weatherford's term on the Board of Directors expires at the Ordinary Shareholder's Meeting scheduled to take place on November 29, 2005, and will be submitted for renewal at that time for a further three year term.

Pursuant to French law, each of ILOG's Directors, CEO and Deputy CEO shall not concurrently hold more than five director or executive officer mandates including the mandate of ILOG in companies having their registered office in France. However, this shall not apply to mandates in companies which are controlled (as defined in by article L.233-16 of the French Commercial Code) by the company of which that individual is a Director.

Technical Advisory Board

Since December 2000 we have had a Technical Advisory Board ("TAB") consisting of a select group of industry and academic leaders, designed to strengthen our links with the technical and research communities as well as stimulate our corporate awareness of fundamental technology issues and developments. Key technologies represented by the TAB included: business rules and agent technologies; constraint programming; mathematical programming/optimization; visualization; and the world wide web. The TAB met twice a year for two days until January 2004, with each day devoted to a specific technology-based topic and discussion on its applicability to ILOG's long term vision and market focus. No meeting of the TAB was organized in fiscal year 2005, and a last meeting is planned for fiscal year 2006. The Company believes that it currently has sufficient links with the technical and research communities due to its influence on the technological environment and its regular communications with academic and business leaders.

In fiscal year 2005, no warrants were granted to or exercised by the five non-ILOG employee TAB members who were granted warrants in the 2004 fiscal year.

The following table sets forth the names, ages and positions held within or outside ILOG by the TAB members as of August 31, 2005:

Name	Age	Position
Jean-François Abramatic	56	President, Technical Advisory Board, and Chief Product Officer, ILOG
Patrick Albert	49	Technology Fellow, ILOG
Robert Bixby	60	Chief Science Officer, ILOG
Eugene Freuder	60	Professor, University College, Cork, Ireland
Martin Grötschel	57	Professor, Technische Universität Berlin
Gilles Kahn	59	President, INRIA
Ora Lassila	42	Research Fellow, Nokia Research Center
Ben Shneiderman	58	Professor, University of Maryland

Patrick Albert has served as Technology Fellow of the Company since September 2002, having been our Chief Technology Officer from July 1996 to September 2002 and having previously held the position of Vice President of Research and Development since 1990. Mr. Albert was head of the Expert System Shell Department of Groupe Bull prior to joining the Company in 1987. Mr. Albert received a Master of Science degree in Information Technology from the University of Paris VII in 1982.

Robert Bixby has served as our Chief Science Officer since December 2002 and was President of the TAB from December 2000 to July 2003. From August 1997 to December 2002 he served as Technology Fellow. Dr. Bixby co-founded in 1988 CPLEX Optimization, Inc., which was acquired by ILOG in 1997. He served on ILOG's Board of Directors from 1997 to 2000. He is a Research Professor at the Department of Computational and Applied Mathematics of Rice University and Noah Harding Professor Emeritus. Dr. Bixby earned a BS from the University of California-Berkeley and a Ph.D. from Cornell University. He has held academic positions at Cornell, the University of Kentucky, the University of Wisconsin-Madison, Northwestern University, the Institut for Operations Research-Bonn, the Institute for Mathematics of the Universität

Augsburg, the *Konrad-Zuse-Zentrum für Informationstechnik* and the *Technische Universität Berlin*. Dr. Bixby is chairman of the Mathematical Programming Society and is a member of the National Academy of Engineering.

Eugene Freuder is a Science Foundation Ireland Research Professor at University College Cork in Ireland, and Director of the Cork Constraint Computation Centre. Dr. Freuder earned a BA from Harvard and a Ph.D. from MIT. He is a fellow of the American Association for Artificial Intelligence. Dr. Freuder is the Editor-in-Chief of the journal Constraints and executive chair of the organizing committee of the International Conference on Principles and Practice of Constraint Programming. He is the senior technical advisor of Ecora, and a member of the Technical Advisory Board of Celcorp.

Martin Grötschel is Vice President at the *Konrad-Zuse-Zentrum für Informationstechnik* and a Professor at the Department of Mathematics, *Technische Universität* Berlin. Dr. Grötschel studied mathematics and economics in Bochum and earned a Ph.D. and Habilitation in Bonn. He is a member of the Berlin-Brandenburg Academy of Sciences and Humanities. He is an honorary member of the German Mathematical Society and served as its president from 1993 to 1994, and is a foreign associate of the National Academy of Engineering.

Gilles Kahn has served as President of INRIA since May 2004. He was previously Vice President for Science at INRIA. Dr. Kahn graduated from the *Ecole Polytechnique*. He is or has been a member of various scientific advisory boards, including IRISA, IMAG, LABRI, LRI, *Ecole Normale Supérieure* (ENS), LIX, CERMICS, Greco Calcul Formel, UNU-IIST, CWI Amsterdam, the Franco-Chinese Computer Science Laboratory, the Cambridge Microsoft Research Center and LORIA. Dr. Kahn is a member of the French Academy of Sciences, and of the Academia Europaea.

Ora Lassila is a Research Fellow at the Nokia Research Center. He has been a member of the Advisory Board of the World Wide Web Consortium (W3C) since 1998, and represented Nokia in the W3C Advisory Committee from 1998 to 2002. From 1996 to 1997 he was a Visiting Scientist at MIT Laboratory for Computer Science, working with W3C and launched the Resource Description Framework (RDF) standard. His previous positions included Project Manager at the Robotics Institute of Carnegie Mellon University and Research Scientist at the CS Laboratory of Helsinki University of Technology.

Ben Shneiderman is Professor at the Department of Computer Science, University of Maryland-College Park. Dr. Shneiderman earned his Ph.D. at the State University of New York-Stony Brook. He is the founding director of the Human-Computer Interaction Laboratory, and a member of the Institute for Advanced Computer Studies and the Institute for Systems Research, both at the University of Maryland-College Park. He is also a fellow of the ACM and the AAAS, was co-chair of the ACM Policy98 Conference, and is founding chair of the ACM Conference on Universal Usability.

B. Compensation

The aggregate amount of all compensation paid, and benefits in kind granted, comprising of salary, commissions, bonus and benefits and gains, to all our executive officers as a group (5 persons) for services in all capacities for the year ended June 30, 2005, was approximately $2.3 million. Our Chairman of the Board of Directors and his Deputy Chief Executive Officer, Dr. Haren and Mr. Ing's individual compensation was €511,000 (or $650,000) and $445,000, respectively, in the year ended June 30, 2005.

In consideration for their services on the Board, Directors are entitled to receive *jetons de présence* ("directors' fees"). In accordance with French law, the total annual amount of *jetons de présence* is fixed by the General shareholders' Meeting. The Board of Directors then has full and discretionary authority to decide the allocation of the Directors' fees authorized by the shareholders among its members, depending on the Directors' participation in the meetings of the Board of Directors and the Board's Committees, of which they are members. In addition, remuneration may be granted to Directors on a case-by-case basis for special assignments. A Director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The Board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by Directors in the corporate interest. The Chairman and/or Chief Executive Officer are entitled to receive remuneration in addition to the *jetons de présence* granted by the general shareholders' meeting. The Board of Directors determines this additional remuneration and in this case, the Chairman and/or Chief Executive Officer can vote on a resolution concerning his or her remuneration. For fiscal year 2005 the shareholders authorized up to €300,000 in aggregate directors' fees. Directors' compensation, exclusive of capital gains for fiscal year 2005 was as follows:

	Fees	Number of Underlying Shares	Exercise Price per Share	Expiration
			Warrants Granted	
Michel Alard...	€ 18,000	8,000	€ 9.84	November 29, 2009
Marie-Claude Bernal	€ 40,000	8,000	€ 9.84	November 29, 2009
Pascal Brandys....................................	€ 14,000	8,000	€ 9.84	November 29, 2009
Marc Fourrier.......................................	€ 26,000	8,000	€ 9.84	November 29, 2009
Richard Liebhaber...............................	€ 28,000	8,000	€ 9.84	November 29, 2009
Todd Lowe...	€ 26,000	8,000	€ 9.84	November 29, 2009
Thomas Weatherford	€ 29,000	8,000	€ 9.84	November 29, 2009
	€ 181,000	56,000		

Under French law, we cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Deputy Chief Executive Officers) who are not employees. 5,000 stock options were granted under our 1998 Stock Option Plans in fiscal year 2005 to Jerome Arnaud at an exercise price per share of €9.68. Such stock options expire December 29, 2014. No stock options were exercised under our Stock Option Plans by executive officers in fiscal year 2005.

For additional information relating to warrants granted to ILOG's Directors in fiscal year 2005 see "B. Compensation" above and "—Share Ownership" below.

C. Board Practices

Under French law, the Board of Directors sets the guidelines of the Company's activity and supervises their implementation. Within the limits set out by our *statuts* and subject to the powers expressly granted by French law to the general shareholders' meetings, the Board of Directors may make any decision with respect to the business of the Company. In addition, the Board of Directors is responsible, among other things, for presenting the year-end accounts of ILOG to the shareholders and convening shareholders' meetings. In addition, the Board of Directors reviews and monitors our economic, financial and technical strategies. French law and the *statuts* provide that the Board of Directors be composed of no fewer than three and no more than 18 members. The number of members of the Board may be increased only by decision of the shareholders by a simple majority vote. Our Board of Directors currently consists of eight members. Each Director must be an ILOG shareholder (art L. 225-25 of the Commercial Code). Under French law, a Director may be an individual or a corporation, in which latter case, the corporation must appoint a "*représentant légal*", but the Chief Executive Officer and the Chairman must be individuals. The Chief Executive Officer is not required to be a member of the Board of Directors if the functions of Chairman and Chief Executive Officer are separated. The Deputy Chief Executive Officer is also not required to be a member of the Board. A Director does not need to be a French national. Each Director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a Director may serve. Directors are appointed by the shareholders at an Ordinary Shareholders Meeting and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders at an Ordinary Shareholders Meeting. The Chief Executive Officer may be removed by the Board of Directors at any time, and any Deputy Chief Executive Officer may be removed by the Board of Directors at any time upon the proposal of the Chief Executive Officer. However, under the French law of May 15, 2001, if either is removed by the Board of Directors without cause, they may obtain damages. Any vacancy in the Board of Directors may be filled by the Board of Directors, pending ratification at the next Ordinary Shareholders' Meeting. However, if the number of Directors falls below the legal minimum of three, the remaining Directors must immediately call an Ordinary Shareholders Meeting to elect a sufficient number of Directors to reach the legal minimum.

Meetings of the Board of Directors, which are held as often as needed, are normally convened and presided over by the Chairman of the Board, who is elected by the Board of Directors. At the beginning of each fiscal year, the Chairman establishes a preliminary schedule of agenda subjects to be discussed during the year. Each Director is free to suggest the inclusion of items on the agenda. Each Director may raise at any Board meeting matters that are not on the agenda for that meeting. According to French law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene a meeting of the Board of Directors regarding matters listed on the agenda. The Board of Directors met seven times in fiscal year 2005 and the attendance rate averaged 66%, for voting purposes (wich does not include telephone participation). Including telephone participation, 100% of our directors where present for our 7 meetings. According to the Company's statuts, Directors who take part in a meeting of the Board by means of videoconference are deemed present, for purposes of calculating the quorum and the majority. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present, deemed to be present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A Director may give a proxy to another Director but a Director cannot represent more than one other Director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. As required under French law, a work-committee has been formed. Two representatives from our employees are entitled to be present at meetings of the Board of Directors, but do not have any voting rights.

Directors are required to comply with applicable law and ILOG's *statuts*. Under French law, Directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of our *statuts* or mismanagement. Directors may be held liable for such actions either individually or jointly and severally with the other Directors as the case may be. A Chief Executive Officer or Deputy Chief Executive Officer may be held individually responsible for his or her actions if they are deemed contrary to our interests.

French law generally prohibits ILOG from entering into indemnification agreements with its Directors and officers providing for limitations on personal liability for damages and other costs and expenses that may be incurred by Directors and officers arising out of or related to acts or omissions in such capacity. French law also prohibits our statuts from providing for the limitation of liability of a member of the Board of Directors. These prohibitions may adversely affect our ability to attract and retain Directors. Generally, under French law, Directors and officers will not be held personally liable for decisions taken diligently and in our corporate interest.

We have entered into an agreement with each of our Directors, our Chairman and Chief Executive Officer, our Deputy Chief Executive Officer, our Chief Product Officer, our Chief Financial Officer, our Chief Quality Officer and our management team to contract for and maintain liability insurance against liabilities which may be incurred by such persons in their respective capacities, including liabilities which may be incurred under the U.S. federal and state securities laws, subject to certain limitations. We believe that entering into such agreements and maintaining appropriate liability insurance for our Directors and officers will assist us in attracting and retaining qualified individuals to serve as Directors and officers. There are no service contracts with Directors providing for benefits upon termination of employment.

Under the Commercial Code and our *statuts*, any transaction we enter into (either directly or indirectly or through an intermediary) in which a member of our Board of Directors, or our Chief Executive Officer or our Deputy Chief Executive Officer, or one of our shareholders holding more than 10% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm's-length is subject to the prior consent of our Board of Directors. The same applies for transactions between the company and another company, whenever one of our directors or our Chief Executive Officer is the owner, a partner with unlimited liability, a manager, director, Chief Executive Officer or Deputy Chief Executive Officer, member of the management board ("*directoire*") or supervisory board ("*conseil de surveillance*") of such a company. Furthermore, the types and the purposes of these transactions must be communicated by the chairman to the Board of Directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the Board of Directors. Any such transaction concluded without the prior consent of our Board of Directors can be deemed to be null and void if it causes prejudice to the Company. The related director, or Chief Executive Officer, can be held liable on this basis. Our statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next annual meeting. In the event the transaction is not ratified by our shareholders at a shareholders' meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or Chief Executive Officer, as the case may be, and, in some circumstances, the other members of the Board of Directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its Board of Directors who is a natural person and/or its managing directors, Chief Executive Officer or Deputy Chief Executive Officer, if any, are prohibited under French commercial law. Such prohibition also applies to natural persons representing a company acting as a Board member.

Exemptions from certain NASDAQ corporate governance rules

At the time ILOG listed its ADRs with the NASDAQ National Market, it received an exemption from certain corporate governance requirements. This exemption was received on February 12, 1997. NASDAQ rules permit NASDAQ to provide exemptions from the NASDAQ corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. ILOG has received from NASDAQ an exemption from compliance with certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of France. The exemptions, and the practices followed by the company, are described below:

The Company is exempt from NASDAQ's quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 20% (in the case of an Ordinary General Meeting or an Extraordinary General Meeting, deciding upon any capital increase by capitalization of reserves), or 25% (in the case of an Extraordinary General Meeting) or a third (in the case of a special meeting of the shareholders) of the Shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an Ordinary General Meeting or an Extraordinary General Meeting deciding upon any capital increase by capitalization of reserves. Similarly, there is a 20% quorum requirement in the case of any other Extraordinary General Meeting, or special meeting. The Company has petitioned for this exemption because it would not be legally permissible for a French public company to adopt in its articles of association quorum requirements that would be more stringent than those prescribed by French law.

The Company is exempt from NASDAQ's requirements that director nominees must be selected, or recommended for the Board of Directors, either by a majority of the independent directors or a nominations committee comprised solely of independent directors within the meaning of NASDAQ's rules. Under French law, there is no independence requirement for the Board members who perform the function of finding and nominating new Directors. The Compagny considers that one of these three members of ILOG's Board of Director's Nominating and Corporate Governance Commitees, Todd Lowe, is not independent because his spouse is an employee of the Company. The Company has provided to the NASDAQ a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws.

Board's Charter and Corporate Governance Guidelines

We have adopted NASDAQ standards for independence, and we consider all of our Directors to be independent other than Todd Lowe and Pierre Haren.

Board Committees

A substantial portion of the analysis and work of the Board of Directors is done by standing Board Committees. Each Committee develops proposals, recommendations and opinions, as the case may be, within its respective field of competence, as prescribed in each Committee's Charter. The Board currently has three committees: the Audit Committee composed of Marie-Claude Bernal, as Chairperson, Marc Fourrier and Thomas Weatherford; a Compensation Committee, composed of Michel Alard and Richard Liebhaber, as Chairperson; and a Nominating and Corporate Governance Committee, composed of Marie-Claude Bernal, Richard Liebhaber and Todd Lowe, as Chairperson. Committee members are appointed by the full Board upon recommendation of the Nominating and Corporate Governance Committee, which considers the views of individual Directors.

Each Board Committee has its own Charter. The Charters set forth the purposes, goals and responsibilities of the Committees as well as the qualifications for Committee membership, procedures for Committee member appointment and removal, Committee structure and operations and Committee reporting to the Board. The members of each Board Committee shall meet the other membership criteria specified in their respective Committees' Charters.

The primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board of Directors. In accordance with its Charter, the Audit Committee primarily reviews with management and our independent registered public accounting firm, our internal accounting procedures and quarterly and annual financial statements and consults with and reviews the services provided by our independent registered public accounting firm. The Committee reviews the interim financial statements and our financial disclosures, as well as earnings press releases. The Audit Committee must be composed of at least three Directors. Each member of the Audit Committee shall be an independent member of the Board of Directors. Members of the Board of Directors shall be considered independent as long as they do not, other than in their capacity as members of the Board of Directors, the Audit Committee or any other Committee of the Company, accept any consulting, advisory, or other compensatory fee from the Company and are not an affiliated person of the Company or any of its subsidiaries, and otherwise meet the independence requirements of applicable French and U.S. stock exchange listing standards and other applicable laws and regulations. The Audit Committee shall provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others, relating to: the integrity of ILOG's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the independent registered public accounting firm' qualifications and independence; our compliance with ethics policies and legal and regulatory requirements; the accuracy of our insider trading policy and the quality of our policy for investors' communications. The Audit Committee is empowered to investigate any matters brought to its attention with full access to all books, records, facilities, and personnel of ILOG and the authority to recommend the engagement and/or dismissal of external auditors, independent counsel and other advisers as it determines necessary to carry out its duties. In fiscal year 2005, the Audit Committee met five times and the attendance rate (including telephone participation) was 100%.

The Compensation Committee is charged, pursuant to its Charter, with (i) reviewing and recommending to the full Board of Directors the level of compensation, including salary, fees, retirement benefits, executive incentive plans and fringe benefits, of the Chairman and Chief Executive Officer and Deputy Chief Executive Officer, as well as members of the Board; (ii) reviewing and approving annually the general compensation policies applicable to the Company's executive officers, including the relationship of the Company's performance to executive compensation; (iii) reviewing and advising the Board of Directors concerning, and if deemed appropriate, retaining independent consultants regarding, national, regional and industry-wide compensation practices and trends in order to assess the adequacy and competitiveness within the high technology and software industries of the Company's executive compensation programs; (iv) overseeing and recommending from time to time for adoption by the Board of Directors share option plans, share appreciation rights plans, pension and profit sharing plans, bonus plans, deferred compensation plans, warrant award plans for independent Directors and Technical Advisory Board plans, independent Director compensation plans and other similar programs; (v) overseeing and recommending to the Board of Directors the Company's stock incentive and purchase plans as in effect and as adopted from time to time for adoption by the Company's shareholders; (vi) performing such other functions and having such other powers as may be necessary or convenient to the efficient discharge of the foregoing; and (vii) reporting to the Board of Directors regarding the foregoing from time to time. In fiscal year 2005, the variable component of executive officers and all other employees' remuneration included a bonus. This bonus calculation was based on a formula weighing the achievement of two fixed objectives for the year, namely operating profit greater than $10.0 million and revenue growth greater than 15%. Applying the formula to this year's financial statements results in a bonus of approximately $1.3 million to be paid to the employees on September 30, 2005, of which $0.6 million will be paid to executive officers. In fiscal year 2005, the Compensation Committee met twice and the attendance rate (including telephone participation) was 100%.

The Nominating and Corporate Governance Committee was established in October 2002 with the primary objectives, pursuant to its Charter, of (i) identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of our stockholders; (ii) ensuring that the Audit, Compensation, Corporate Governance and Nominating, and any other future Committees of the Board shall have the benefit of an appropriate number of qualified and experienced independent directors; (iii) developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to us; (iv) monitoring significant developments in the law and practice of corporate governance; and (v) leading the Board and each committee thereof in its annual performance evaluation, including establishing criteria to be used in connection with such evaluation. Key decisions and actions of the Nominating and Corporate Governance Committee in fiscal year 2005 included reviewing the Company's orientation on the compliance with the Law n°2003-706 on financial security law of August 1, 2003 (the "Financial

Security Law"), and the Sarbanes-Oxley Act requirements in collaboration with the Audit Committee. In fiscal year 2005, the Nominating and Corporate Governance Committee met four times and the attendance rate (including telephone participation) was 100%.

Our Board of Directors has determined that Mr. Thomas Weatherford is an Audit Committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the Board of Directors in the absence of such designation.

Internal Control Procedures

Under the Financial Security Law, issuers of publicly traded securities are subject to new disclosure requirements for corporate governance and internal control. The Chairman is required to report to shareholders annually, in a document appended to the Management Report issued by the Board of Directors, on the way in which the Board prepares and organizes its work, as well as on the internal control procedures implemented by the Company. For limited companies with a Board of Directors, the report must also specify whether the powers of the Chief Executive Officer have been restricted in any way.

One of the objectives of the internal control procedures is to prevent and control risks arising from the Company's businesses and risks of error or fraud, in particular in areas of accounting and finance. As with every control system, it cannot provide an absolute guarantee that these risks are totally eliminated. See also Item 15.

Ethical Values and Principles of Conduct for the Group

The ethical values and principles of conduct for the Company are defined in two of the Company's principal documents:

(1) ILOG Code of Business Conducts and Ethics

(2) Supplementary Code of Ethics and Business Conduct for Designated Executives

D. Employees

The following chart indicates our total number of employees and the distribution of employees by function, as of June 30, 2005, 2004, and 2003:

	2005	2004	2003
Sales and Marketing	256	250	264
Consulting and Customer Support	148	114	120
Research and Development	175	164	151
General and Administrative	86	86	84
Total Employees	665	614	619

The following chart indicates the geographic distribution of our employees, as of June 30, 2005, 2004 and 2003:

	2005	2004	2003
Europe	402	378	380
North America	196	181	178
Asia	67	55	61
Total Employees	665	614	619

Employee turnover was approximately 13% and 10% in fiscal year 2005 and fiscal year 2004 respectively.

We have never experienced a strike and believe that our relationships with our employees are good. Our employees in

France are generally employed on a permanent basis. We do employ a few temporary workers during periods of transition, and we subcontract a small portion of our work to third parties. See "Item 3.D. Risk Factors."

Our employees in France are represented by an independent union, and management is required under the French Labor Code to hold monthly meetings with a delegation of elected employee representatives to discuss, in particular, employment matters and the economic condition of the Company and to provide appropriate information and documents relating thereto. Monthly reports are published on the ILOG intranet. As required under the French Labor Code, two representatives of the employees are entitled to attend meetings of the Board of Directors, but do not have any voting rights.

A profit sharing plan (*accord d'intéressement*) was developed and approved by the Board in September 2004 for implementation for French employees in fiscal years 2005, 2006 and 2007. Payments under the plan are determined as a percentage of the yearly paid remuneration and with the same method as the one used for all other employees located in our subsidiaries, i.e., based on yearly targeted growth and operating profit, and resulted in the payment of approximately $0.3 million on September 30, 2005.

E. Share Ownership

The table below sets forth certain information with respect to the beneficial ownership of shares, options and/or warrants outstanding as of August 31, 2005 by our Directors and executive officers, where such beneficial ownership represents more than one percent:

| | | Options & Warrants | | Options and Warrants Granted in fiscal year 2005 | | | |
Name	Shares	Number of Underlying Shares	Exercise Price(s) Euros	Number of Underlying Shares	Exercise Price Euros	Shares Beneficially Owned[1]	Percentage [1]
Directors and executive officers as a group (12 people) [2][3]	857,031	975,627	3.81-51.50	61,000	9.68-9.84	1,779,966	9.8%
Marc Fourrier[5]	236,285	40,000	7.99-39.21	8,000	9.84	276,285	1.5%
Pierre Haren[6]	292,319	220,000	3.81-10.01	—	—	509,194	2.8%
Todd Lowe[4]	302,784	104,000	5.62-10.45	8,000	9.84	405,845	2.2%

 (1) *Number of Shares and percentage ownership are based on 18,128,541 Shares outstanding as of August 31, 2005. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F. The term "beneficial owner" of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Shares subject to options and warrants that are currently exercisable or are exercisable within 60 days of August 31, 2005, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.*
(2) *Includes 284,000 warrants granted and outstanding to non-executive Directors, which expire five years from the date of grant as follows: 12,000 in November 2005, 80,000 in January 2006, 40,000 in December 2006, 56,000 in June 2008, 40,000 in December 2008, and 56,000 in November 2009.*
(3) *Includes 611,627 options granted to executive officers under the plans described below and which expire ten years from the date of grant as follows: 418 in 2006, 20,000 in April 2007, 5,834 in July 2007, 150,000 in October 2007, 28,000 in August 2008, 1,375 in January 2009, 18,000 in October 2009, 110,000 in July 2010, 30,000 in November 2010, 133,000 in November 2011, 65,000 in May 2012, 45,000 in December 2013, and 5,000 in November 2014.*
(4) *Shares are held in the name of the Lowe Family Trust of which Mr. Lowe is a trustee. Includes 80,000 options held by Janet Lowe, which expire as follows: 50,000 in August 2007, 15,000 in October 2009, and 15,000 in November 2011 and 8,000 warrants expiring in June 2008, 8,000 in December 2008 and 8,000 in November 2009.*
 (5) *Includes two shares held by Delphis, a corporation controlled by Mr. Fourrier and his family. The warrants expire as follows: 4,000 in November 2005, 4,000 in January 2006, 8,000 in December 2006, 8,000 in June 2008, 8,000 in December 2008, and 8,000 in November 2009.*
(6) *Includes 56,000 shares held in the name of Dr. Haren's children. The options expire as follows: 20,000 in April 2007, 150,000 in October 2007 and 50,000 in November 2011.*

We have various employee stock option and employee stock purchase plans currently in effect. Under French law, we cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Deputy Chief Executive Officers) who are not employees.

Warrants for Non-Executive Directors and TAB Members. Pursuant to resolutions adopted on September 21, 1999, October 18, 2000, December 18, 2000, December 18, 2001, December 17, 2002, December 16, 2003, and November 30, 2004, the shareholders have authorized the Board to issue warrants to the non-executive Directors and TAB members for the purchase of ILOG Shares, of up to a total of 400,000 shares. On September 22, 1999, November 22, 2000, December 18, 2000, December 18, 2001, February 26, 2003, June 18, 2003, December 16, 2003, and November 30, 2004, warrants to purchase 20,000, 32,000, 80,000, 60,000, 20,000, 56,000, 76,000 and 56,000 shares, respectively, were granted to 10 non-executive Directors and five TAB members. Warrants representing 356,000 shares were outstanding as of August 31, 2005, as two directors did not accept their grants. The warrants may be exercised at prices between €4.48 and €39.21 per Share at any time until the fifth anniversary of the date of grant, when they lapse.

The following is a summary description of each of the Company's stock plans.

The 1996 Stock Option Plan. In 1994, ILOG's shareholders, at an extraordinary meeting, authorized the Board of Directors to grant, until November 23, 1999, options on up to 500,000 shares at a price to be determined by the Board of Directors on the date of grant based on ILOG's net assets, a reasonable estimate of its future profitability and its future development prospects (the "1994 Plan"). In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the "Code"), for the granting of incentive stock options, we decided to adopt a new plan (the "1996 Plan"), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders at an extraordinary meeting on May 30, 1996, and on that date 600,000 Shares were granted; on October 17, 1996, 200,000 Shares; on August 20, 1997, 1,600,000 Shares; on December 17, 1997, 500,000 Shares; and on August 31, 1998, 1,000,000 Shares, were added to the 1996 Plan with respect to which options could also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders at an extraordinary meeting of the 1998 Plan (see below), 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of August 31, 2005, options with respect to an aggregate of 1,168,897 Shares were outstanding at exercise prices ranging from €3.35 to €13.54.

The 1998 Stock Option Plan. On November 4, 1998, ILOG's shareholders, at an extraordinary meeting, approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan, and at that time options representing 1,000,000 Shares previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition, on September 21, 1999, 900,000 Shares and on October 18, 2000, 1,250,000 Shares, were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expires in October 2005. As of August 31, 2005, options with respect to an aggregate of 2,784,895 Shares were outstanding at exercise prices ranging from €2.92 to €51.50, and options to purchase or subscribe for up to 93,655 Shares remained available for future grants under the 1998 Plan until October 2005.

The 2001 Stock Option Plan. On September 25, 2001, ILOG's shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 1,100,000 Shares, to employees under the 2001 Stock Option Plan (the "2001 Plan") On December 18, 2001, the shareholders ratified and amended the 2001 Plan. Pursuant to the 2001 Plan, the issue price of the Shares will be equal to the closing price for a Share on the Eurolist by Euronext on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronext during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2001 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant and $1/48$ of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of August 31, 2005, options with respect to an aggregate 994,964 Shares were outstanding at exercise prices ranging from €8.66 to €10.78, and options to purchase or subscribe for up to 68,486 Shares remained available for grant under the 2001 Plan.

The 2004 Stock Option Plan. On November 30, 2004, ILOG's shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 800,000 Shares to employees. Under the 2004 Stock Option Plan (the "2004 Plan"), the issue price of the Shares will be equal to the closing price for a Share on the Eurolist by Euronext on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronextduring the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2004 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant and $1/_{48}$ of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of August 31, 2005, no options have been issued under the 2004 Plan, and therefore 800,000 Shares remained available for grant under the 2004 Plan.

All options granted under the 1996, 1998, 2001 and 2004 Plans have a term of ten years, other than options granted to employees in the United Kingdom which have a term of seven years less one day. Generally, and unless otherwise specified, if an optionee terminates his or her employment with ILOG, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months, except for optionees who are French tax residents at the date of grant of the options who may exercise their options until the termination of the term of their options. Since the ILOG insider trading policy has been extended to all employees worldwide, this three-month period is extended by the number of weeks during which the terminated employee cannot exercise due to blackout periods. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person's options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the optionee other than by will or the laws of intestacy.

In December 1996, the French parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for ILOG, up to 45% of the taxable amount, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident subject to French social security at the date of grant of the stock options and disposes of the shares, or converts the shares into bearer form, before the fifth anniversary of the date of grant of the option. In addition, such difference is treated as salary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the grant date. This applies to all options granted to French residents subject to French social security exercised after January 1, 1997. Thus, in order to benefit from the social contributions favorable regime, the Plans provide that the shares to be obtained by exercise of the options granted as of January 1, 1997 to French residents subject to French social security may not be disposed of or converted into bearer form until the end of the five-year holding period from the date of grant of the options. In addition, pursuant to the Law of July 2, 1998, both the beneficiary and ILOG are exempt from social contributions if the options were granted before January 1, 1997 and are exercised after April 1, 1998 due to the fact that ILOG has not been registered for more than 15 years at the date of grant of such options. Under the Law of May 15, 2001, the five-year holding period is reduced to four years with respect to stock options granted on or after April 27, 2000. In addition, with respect to options exercised after January 1, 1995, an excessive discount, as determined by French law, is subject to French social contributions at the exercise date.

We have not recorded a liability for social contributions and certain salary-based taxes that may be assessed for options granted up to June 30, 2005, as the liability, being dependent on future values of our Shares and the timing of employees' decisions to exercise options and sell the related Shares, cannot be estimated. We also do not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the Shares prior to the end of the minimum holding period, which conditions the eligibility under the favorable tax and social contribution regime.

International Employee Stock Purchase Plan. In October 1996, ILOG's shareholders had approved our International Employee Stock Purchase Plan (the "Purchase Plan") and renewed such approval in December 2003, which reserved a total of 400,000 Shares for issuance to the ILOG S.A. Employee Benefits Trust thereunder for a period of two years. The Purchase Plan permitted eligible employees to acquire Shares in the form of ADSs through payroll deductions. The Purchase Plan was intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Board of

Directors decided to use the Plan until its expiration, and not to renew the Purchase Plan. The last offering period was closed in January 2005.

French Employee Savings Plan. ILOG's shareholders in December 2003 reserved a total of 600,000 Shares for issuance to ILOG employees participating in the French Employee Savings Plan the ("Savings Plan") for a period of two years. The Savings Plan permitted eligible employees to make contributions for purposes of purchasing units in investment funds managed for ILOG on behalf of the employees, or to acquire ILOG Shares at a preferential price. The Savings Plan is an Employee Savings Plan under Article L.443-1 et. seq. of the French Labor Code. The Board of Directors decided to use the Plan until its expiration, and not to renew it. The last offering period was closed in September 2004.

As of August 31, 2005, we had issued 177,720 and 28,534 Shares under the International Employee Purchase Plan and the French Employee Savings Plan, respectively, since ILOG's shareholders' approval in December 2003.

Item 7. Major Shareholders and Related Party Transactions

We have no service contracts with our Directors providing for benefits upon termination.

A. Major Shareholders

The table below sets forth certain information with respect to the beneficial ownership of ILOG shares as of August 31, 2005 by any person known to us to be the owner of five percent or more of the outstanding Shares, of our Directors and executive officers, considered as one group, and French employees participating in our French employee savings plan:

Name and Address of Beneficial Owner	Shares Beneficially Owned [1]	Percentage Owned [1]
All Directors and executive officers as a group (12 persons)[2]	1,779,966	9.8%
INRIA	1,137,500	6.3%
Financière de l'Echiquier	912,717	5.0%
French employees [3]	555,815	3.1%

(1) *Number of Shares and percentage ownership are based on 18,128,541 Shares outstanding as of August 31, 2005. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F. The term "beneficial owner" of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Shares subject to options and warrants that are currently exercisable or are exercisable within 60 days of August 31, 2005, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.*

(2) *Includes 611,627 shares issuable upon exercise of options and warrants to purchase shares which are exercisable within 60 days of August 31, 2005, 284,000 warrants granted and outstanding to non-executive Directors, and 80,000 options held by Janet Lowe.*

(3) *Represents the shares of ILOG held directly or indirectly by employees who are resident in France and held under our French employee savings plan.*

On March 23, 2005 a French company Financière de l'Echiquier purchased 912,717 shares representing, 5.0% of the Company's shares at August 31, 2005. Fidelity Investments, through various funds under its management, had during 2003 and in prior years control of between approximately 5% and 10% of the Company's outstanding shares. Fidelity Investments has reduced its share in ILOG below 5% on August 8, 2003. Robert Bixby's beneficial ownership was 5.1% in fiscal year 2003 and decreased below 5% in fiscal year 2004. To our knowledge, over the last three years there have been no other significant changes in the percentage ownership held by any other of the Company's major shareholders.

To our knowledge, except as disclosed above, the Company is not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and the Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

None of the holders of Shares listed in this table have voting rights different from other holders of shares. We are not aware of any shareholders' agreement with respect to our shares.

As of August 31, 2005, ADRs evidencing approximately 3,017,677 ADSs were held of record by approximately 38 record holders. The 3,017,677 Shares represented by those ADRs (approximately 17% of the Company's issued and outstanding Shares) were registered in the name of BNP-Paribas. Since certain of the Company's ADSs and Ordinary Shares are held by brokers and other nominees, the number of ADSs and Ordinary Shares held of record and the number of record holders may not be representative of the location of where the beneficial holders are resident.

B. Related Party Transactions

None.

C. Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements" for a list of the financial statements filed with this Annual Report on Form 20-F.

ILOG is involved in a lawsuit entitled Jensen Denmark A/S and Naicom Technologies vs. ILOG S.A. This suit is pending in France. This suit was brought by Jensen Denmark and Naicom Technologies against ILOG for breach of contract, bad faith, and failure to meet the standard of care owed by a professional consultant. ILOG has filed a counterclaim in which it alleges that ILOG is entitled to recover from the plaintiffs fees which we incurred but which were not paid, as well as additional damages. ILOG is vigorously prosecuting this litigation. This matter is covered by ILOG's insurance, and the insurance company has accepted the defense of this matter.

In July 2004 we initiated litigation against Aspen Technology, Inc. for breach of contract. This case was settled in December 2004, with Aspen Technology's agreement to pay ILOG $845,000 of the $900,000 that was in dispute. All issues surrounding this litigation have been resolved. The payment was recorded as revenue on December 31, 2004 as it represented the settlement of their contractual obligations toward the Company.

We are a party to various other legal proceedings from time to time. There is currently no such proceeding which we believe is likely to have, or recently has had, a material adverse effect on our financial situation, our business or results of operations. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which may arise in the future will not have a material adverse effect on our business.

To the knowledge of the Company, there are no other significant commitments or contingencies as of June 30, 2005.

We have not paid any cash dividends on our share capital to date. We currently anticipate that we will retain any future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in euros and under French law and our *statuts*, may only be paid from pre-consolidated ILOG S.A. statutory retained earnings. As of June 30, 2005, pre-consolidated ILOG S.A.'s accumulated profit was approximately $6.5 million. Any dividends paid to holders of ADSs would be converted from euros to U.S. dollars, subject to a charge by the Depositary for any expenses incurred by the Depositary in such conversion. Fluctuations in the exchange rate between euros and dollars and expenses of the Depositary would affect the dollar amounts actually received by holders of ADSs upon conversion by the Depositary of such cash dividends. See "Item 3.D.—Risk Factors—5. Other risks of owning ILOG Shares and ADSs—Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares." See "Item 10.E.—Taxation" for a description of the principal French and U.S. federal income tax consequences regarding the taxation of dividends for holders of ADSs and Ordinary Shares.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes in the Company's business since June 30, 2005, the date of the annual financial statements included in this Annual Report.

Item 9.   The Offer and Listing

A. Offer and Listing Details

Closing Sale Prices of ILOG ADSs and Shares

The following table sets forth the range of low and high reported closing sale prices of our ADSs (each ADS representing one Share) on the NASDAQ National Market for the last five fiscal years and periods indicated.

	In Dollars	
	Low	High
2000	5,00	104,50
2001	9,60	63,25
2002	5,00	17,15
2003	2,70	9,88
2004	8,16	14,32
First Quarter	8,16	11,75
Second Quarter	10,27	14,32
Third Quarter	9,46	13,80
Fourth Quarter	10,42	12,94
2005	9,12	15,50
First Quarter	9,12	12,83
Second Quarter	10,00	13,29
Third Quarter	12,24	15,50
Fourth Quarter	11,66	15,00
Monthly		
March 2005	13,44	14,99
April 2005	12,85	15,00
May 2005	11,66	12,94
June 2005	12,57	13,35
July 2005	12,80	14,61
August 2005	14,62	15,50

On August 31, 2005, the last sale price for the ADSs as reported on the NASDAQ National Market was $14.77 per ADS.

The Depositary for ADSs is JPMorgan Chase Bank. Each ADS registered on the books of the Depositary corresponds to one Share. As of August 31, 2005, there were 38 record holders of American Depositary Receipts evidencing 3,017,677 ADSs.

From December 1998 to February 2005, the Shares were listed on the *Nouveau Marché* of Euronext Paris, and are since then listed on Eurolist by Euronext. The following table sets forth the range of high and low reported closing sale prices of the Shares on the Eurolist by Euronext (and, prior to February 21, 2005, on the *Nouveau Marché*) for the last five fiscal years and periods indicated.

	In Euros	
	Low	High
2000	5,01	107,90
2001	11,49	72,60
2002	5,00	19,20
2003	2,75	8,40
2004	7,15	12,60
First Quarter	7,15	10,68
Second Quarter	9,06	12,60
Third Quarter	7,89	10,95
Fourth Quarter	8,55	10,73
2005	7,50	11,90
First Quarter	7,50	10,55
Second Quarter	8,23	10,10
Third Quarter	9,40	11,90
Fourth Quarter	9,55	11,74
Monthly		
March 2005	10,65	11,5
April 2005	10,15	11,74
May 2005	9,55	10,30
June 2005	10,48	10,85
July 2005	10,81	12,45
August 2005	12,07	12,65

On August 31, 2005, the last sale price for the Shares as reported on the Eurolist by Euronext was €12.07 per Share.

B. Plan of Distribution

Not Applicable.

C. Markets

The ADSs are quoted on the NASDAQ National Market under the symbol "ILOG". The Shares are also listed on the Eurolist by Euronext. The *Nouveau Marché* of Euronext Paris, on which our shares were traded, has been merged into a new market called Eurolist by Euronext since February 21, 2005 and the Shares are accordingly traded on the Eurolist by Euronext since that date.

The Paris Market

The Financial Security Law provided for the creation a single regulatory body, the *Autorité des Marchés Financiers* (the "AMF"), to control and supervise French financial markets. The AMF, an independent administrative authority, results from the merger of three former independent market watchdogs, namely the *Commission des Opérations de Bourse* (the "COB"), the *Conseil des Marchés Financiers* (the "CMF") and the *Conseil de Discipline de la Gestion Financière*. The AMF is responsible for the protection of investors, the dissemination of information to the public by traded companies and the proper running of the securities markets. References in this Annual Report on Form 20-F to the AMF include its predecessors, the COB and the CMF.

Effective September 22, 2000, Euronext was formed from the merger of Paris Bourse SBF S.A. (which changed its name to Euronext Paris), the Amsterdam Stock Exchange and the Brussels Exchange, and the Portugal Exchange was included in Euronext in January 2002. Euronext operates four subsidiary holding companies in each of the four member countries. Each subsidiary continues to hold an exchange license for its local capital market. Listed companies remain listed on their original exchange but all shares are traded on a single integrated trading platform and listing requirements have been harmonized. Trading is regulated with a single rulebook and the take-over rules continue to be imposed domestically. Euronext provides integrated trading, clearing and settlement on all four markets, and a central counter party, netting and clearing house for all executed trades via Clearnet.

Official trading of listed securities on Euronext Paris is transacted through providers of investment services or *prestataires de services d'investissements* (investment companies and other financial institutions). The trading of ILOG Shares takes place continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-closing session from 5:25 p.m. to 5:30 p.m. during which time transactions are recorded but not executed, with a closing auction at 5:30 p.m. During a pre-opening session from 7:15 a.m. through 9:00 a.m. transactions are recorded but not executed. Any trade effected after the close of a stock-exchange session is recorded on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day's session.

Euronext Paris is a market enterprise (*entreprise de marché*) to which is entrusted the operation of regulated markets, including the admission of financial instruments. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris provides continuous trading by computer during trading hours for all listed securities.

Reform of the Regulated Market of Euronext

On February 21, 2005, Euronext replaced its three regulated markets (*Premier Marché, Second Marché and Nouveau Marché*) by a single list called Eurolist by Euronext. Companies on this regulated market are classified by alphabetical order and by market capitalization.

Previously, the securities of most large public companies were listed on the *Premier Marché* of Euronext Paris. The *Second Marché* was available for small and medium-sized companies. The *Nouveau Marché*, on which the ILOG shares were listed was for companies seeking development capital, and the EDR market for European Depositary Receipts. Shares of certain other companies are traded on the *marché libre*-OTC, an unregulated over-the-counter type of market. In addition, shares listed on Eurolist by Euronext are placed in one of three categories depending on the volume of transactions. The Shares are listed in the category known as *Continu*, or continuous trading, which includes the most actively traded shares.

Trading in the listed securities of an issuer may be reserved or suspended by Euronext Paris if changes in quoted prices exceed certain price limits defined by its regulations. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (*réservation à la hausse ou à la baisse*). The reference price is usually the opening price, or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris to take into account available information. Further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. Euronext Paris may also reserve trading for a four-minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the AMF may ask Euronext to suspend trading.

Trades of securities listed on Eurolist by Euronext are cleared and settled through Euroclear France S.A. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

The Company currently has no plans to list its securities for trading on any other markets.

The NextEconomy segment

ILOG joined the NextEconomy segment of Euronext N.V., when it was created on January 2, 2002. This segment contains companies from sectors related to the new economy. Companies included in this segment undertake to comply with specific commitments for financial transparency, in addition to existing local obligations. Shares included in the NextEconomy segment shall be traded on a continuous basis, with or without the involvement of one or more liquidity providers.

For any financial year beginning on or after January 1, 2005, ILOG shall prepare and publish annual Consolidated Financial Statements and interim reports, reviewed and approved by the Audit Committee and an independent registered public accounting firm (*Commissaires aux Comptes*), of each financial year with one year comparative in accordance with the International Financial Reporting Standards ("IFRS") (in line with European Regulation n° 1606/2002). Comparative figures shall be provided and restated on the same basis as for the 2005 year. Euronext regards as best practice that companies included in the NextEconomy segment publish first and third quarterly reports with a content that shall be the same as the content of the half-yearly report.

ILOG complies with all Euronext requirements with respect to the NextEconomy segment. With regards to best practice as set forth by Euronext, ILOG has filed a *document de référence* with the AMF on an annual basis since its admission to listing on *Nouveau Marché* (which became Eurolist by Euronext) and publishes quarterly financial information.

The Shares have been included in the following indices managed by Euronext : Index SBF 250, IT CAC, Next 150 and NextEconomy.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Articles of Incorporation and By-laws

For a discussion of the history of the Company, please see "Item 4. Information on the Company—History and Development of ILOG."

The Company is a *société anonyme*, a form of corporation, incorporated under the laws of France. In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our *statuts*. An unofficial English translation of the Company's *statuts* is included as an exhibit to this Annual Report on Form 20-F. You may obtain copies of our *statuts* in French from the Clerk of the Registry of Commerce and Companies of Créteil, France.

1. Directors

Each Director must own at least one share during his term of office. If, at the time of his or her appointment, a Director does not own the required number of shares or if, during his or her term of office, he ceases to be the owner thereof, he or she shall have a period of three months to purchase such number of shares, in default of which he or she shall be automatically deemed to have resigned.

The number of Directors who are more than seventy-five (75) years old may not exceed one third of the Directors in office. Should such quota be reached during an ongoing term of office, the appointment of the oldest Director would be automatically terminated at the close of the following Ordinary Shareholders Meeting.

Since the *statuts* do not contain any provisions relating to the Directors' compensation, the French law described under Item 6 A. and Item 6 C. applies without restriction.

The conclusion of arrangements or contracts in which a Director is interested is subject to the prior consent of our Board of Directors. The *statuts* refer to the applicable French laws described under Item 6 C. Directors, other than legal entities, are forbidden to contract loans from the Company in any form whatsoever, to secure an overdraft from it, as a current account or otherwise, and to have the Company guarantee or secure their commitments toward third parties. The same prohibition applies to the permanent representatives of legal entities that are Directors. It also applies to spouses, ascendants and descendants of the persons referred to in this article, as well as to all intermediaries.

2. Shareholders' Meetings and Voting Rights

General

In accordance with French law, there are two types of shareholders' General Meetings, ordinary and extraordinary.

Ordinary General Meetings of shareholders are required for matters such as:

- electing, replacing and removing Directors,
- determining Directors' fees,
- appointing independent registered public accounting firm,
- approving the annual accounts, and
- declaring dividends or authorizing dividends to be paid in shares.

Following the adoption of the ordinance dated June 24, 2004, the issuance of debt securities by French commercial companies may now be decided by the Board of Directors, and the authorization by the shareholders at the Ordinary Shareholders' Meeting is no longer necessary.

Extraordinary Shareholders Meetings are required for approval of matters such as amendments to the Company's *statuts* and rights of holders of any category of shares, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

- changing the Company's name or corporate purpose,
- increasing or decreasing the Company's share capital as well as delegating authority to the Board of Directors to do so,
- authorizing or deciding the issuance of preferred shares, convertible or exchangeable securities, or any other securities giving rights to equity securities, and
- the voluntary liquidation of the Company prior to the end of its statutory term.

Annual Ordinary Meetings

French law requires the Company's Board of Directors to convene an annual Ordinary Shareholders' Meeting for approval of the annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may, however, be extended by an order of the President of the *Tribunal de Commerce* (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders' meeting, the Company's independent registered public accounting firm may call the meeting. In bankruptcy, the Company's liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

- one or several shareholders holding at least 5% of the Company's share capital,
- any interested party, in cases of urgency,
- the workers' committee in emergency situations,
- duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the Company's voting rights, or
- majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

Notice of Shareholders' Meetings

The Company must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the *Bulletin des Annonces Légales Obligatoires*, or "BALO," and must be sent to the AMF prior to publication. This preliminary notice must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

At least 15 days prior to the date set for the meetings on first call and at least six days before any second call, the Company must publish a final notice (*avis de convocation*) containing among other things, the final agenda, time and place of the meeting and other related information. This final notice must be sent by mail to all registered shareholders who have held shares for at least one month prior to the date of publication of the final notice, and must also be published in a newspaper authorized to publish legal announcements in the local administrative department (*département*) in which the Company is registered, as well as in the BALO, with prior notice having been given to the AMF.

In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda for the meeting. As an exception, shareholders may take action with respect to the dismissal of Directors and various matters even though these actions have not been included on the agenda.

Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by:

- one or several shareholders holding at least 5% of the Company's share capital or a specified percentage of shares calculated on the basis of a formula relating to the Company's share capital,
- a duly qualified association of shareholders, each held shares in registered form for at least two years and who together hold a specified percentage of the voting rights calculated on the basis of a formula relating to the Company's issued capital, or
- the workers' committee.

The Board of Directors must submit these resolutions to a vote of the shareholders.

In addition, during the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors is then obliged to respond to these questions, so long as they relate to the agenda.

Attendance and Voting at Shareholders' Meetings

Each Share confers on a shareholder the right to one vote. Shareholders may attend Ordinary General Meetings and Extraordinary General Meetings and exercise their voting rights, subject to the conditions specified in French law and the Company's *statuts*. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an Ordinary or Extraordinary General Meeting or to vote by mail or, upon decision of the Board, by videoconference or by other means of telecommunication which allow shareholders to be identified.

According to the Company's *statuts*, in order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by the Company or on the Company's behalf by an agent appointed by the Company at least one day prior to the date of the meeting.

A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least one day before the meeting. For a description of certain voting procedures for ADS holders, see "Item 3. D. — Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares.*"*

The Company's *statuts* provide that shareholders may, if the Board of Directors so approve when the meeting is convened, participate in a shareholders' meeting by videoconference or by other means of telecommunication provided shareholder identification is possible in accordance with applicable laws and regulations.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their Shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate and vote in general meetings either in person, by proxy, by mail, or upon decision of the Board, by videoconference or by any other means of telecommunication which allows shareholders to be identified.

Proxies will be sent to any shareholder on request with, among other things, the text of the resolutions to be passed at the relevant meeting. In order to be counted, such proxies must be received at the Company's registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder, or if the shareholder is not a French resident, by an intermediary declaring his position as an intermediary holding shares on behalf of beneficial owners as set forth by French law. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by the Board of Directors and against all others.

With respect to votes by mail or email, the Company must send shareholders a voting form. The completed form must be returned to the Company at least three days prior to the date of the shareholders' meeting.

Quorum

French law requires that shareholders having at least 20% of the shares entitled to voting rights must be present in person or voting by mail, by proxy or by videoconference or by any other means of telecommunication that allows shareholders to be identified to satisfy the quorum requirement for:

- an Ordinary General Meeting, and
- an Extraordinary General Meeting where an increase in the Company's share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is 25% of the shares entitled to voting rights, on the same basis, for any other Extraordinary General Meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned meeting is resumed only to approve an increase in the Company's share capital through incorporation of reserves, profits or share premium. In the case of any other resumed meeting, shareholders having at least 20% of outstanding voting rights must be present in person or voting by mail or by proxy and, or upon decision of the Board, by videoconference or by any means of telecommunication allowing them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

A simple majority of shareholders may pass a resolution at either an Ordinary General Meeting or an deciding upon a capital increase by incorporation of reserves, profits or share premium. At any other meetings, a two-thirds majority of the shareholder votes cast is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present either in person, by videoconference or by any means of telecommunication allowing shareholders to be identified, or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

In general, each shareholder is entitled to one vote per share at any general meeting. Under French law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders' meeting, the Company must provide a set of documents, including the Company's Annual Report and a summary of the results of the five previous fiscal years, to any shareholder who so requests. French law requires that a special report be provided to the Ordinary Shareholders' Meeting regarding stock options authorized and/or granted by the Company.

3. Dividends

The Company may only distribute dividends out of the Company's "distributable profits," plus any amounts held in the Company's reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or the Company's *statuts*. "Distributable profits" consist of the Company's unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law or the Company's *statuts*.

Legal Reserve

French law provides that each French *société anonyme*, such as the Company, must allocate 5% of its unconsolidated statutory net profit for each year to its legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the share capital. This restriction of payment of dividends also applies to each of the Company's French subsidiaries on an unconsolidated basis. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

According to French law, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If the Company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by the Company's independent registered public accounting firm, the Board of Directors may distribute interim dividends, to the extent of the distributable profits for the period covered by the interim income statement. The Board of Directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in Shares, prior authorization by an ordinary shareholders' meeting is required.

Distribution of Dividends

If a priority dividend is paid in full, dividends are distributed to shareholders pro-rata according to their respective holdings of Shares. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors' meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an Ordinary General Meeting or by the Board of Directors in the absence of such a decision by the shareholders.

In addition, the Company's *statuts* authorize the shareholders, in an ordinary meeting, to authorize the grant to each shareholder an option to receive all or part of any annual or interim dividends in either cash or shares.

Timing of Payment

According to French law, the Company must pay any dividends within nine months of the end of the Company's fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

4. Changes in Share Capital

Increases in Share Capital

As provided by French law, the Company's share capital may be increased only with the shareholders' approval at an Extraordinary General Meeting following a recommendation of the Board of Directors. Increases in the Company's share capital may be effected by:

- issuing additional Shares,
- increasing the nominal value of existing shares, or
- issuing a new class of shares such as preferred shares.

Increases in share capital by issuing additional ordinary or preferred shares or a new class of shares may be effected by issuing such securities:

- for cash,
- for assets contributed in kind,
- by conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into the Company's Shares,
- upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe for the Company's Shares,
- by capitalization of profits, reserves or share premiums,
- subject to various conditions, in satisfaction of debt incurred by the Company, or
- any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an Extraordinary General Meeting, acting under the quorum and majority requirements applicable to Ordinary Shareholders' Meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an Extraordinary General Meeting. However, since the enactment of the ordinance related to the issuance of securities by French commercial companies on June 24, 2004, the Extraordinary General Meeting may delegate to the Board of Directors its powers to decide, within certain limits, upon capital increases.

The shareholders may delegate the right to carry out any increase in share capital (and subject to certain conditions may authorize the board to issue shares in remuneration of a contribution in-kind, when the contribution in-kind is made under the form of an exchange offer) to the Board of Directors, provided that this increase has been previously authorized by the shareholders. The Board of Directors may further sub-delegate this right to the Company's Chairman and Chief Executive Officer. Each time the shareholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must decide on whether or not to proceed with a capital increase reserved to employees of the Company and its subsidiaries or whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

Decreases in Share Capital

According to French law, any decrease in the Company's share capital requires approval by the shareholders entitled to vote at an Extraordinary General Meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company's own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

5.   Preemptive Subscription Rights

According to French law, if the Company issues new securities for cash giving rights, either immediately or at a later date, to subscribe to the Company's new shares, current shareholders will have preemptive subscription rights to these securities on a pro-rata basis. These preemptive rights require the Company to give priority treatment to those shareholders. Preemptive subscription rights are transferable during the subscription period relating to a particular offering of shares. These rights may also be listed on Euronext Paris or any relevant stock exchange.

A two-thirds majority of the Shares entitled to vote at an Extraordinary General Meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the Board of Directors and the Company's independent registered public accounting firm present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an Extraordinary General Meeting to give existing shareholders a non-transferable priority right to subscribe to such new equity securities during a limited period of time. Shareholders also may notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

6.   Form, Holding and Transfer of Shares

Form of Shares

The Company's *statuts* provide that the Shares may be held in registered or bearer form.

Right to own shares

The *statuts* contain no other limitations on the rights to own securities, other than the indication that the Company may require the repurchase, subject to the conditions set forth in article L. 228-35-10 of the Commercial Code, either of all of its shares with a preferential dividend and no voting right, or of a category of such shares. The Company has not issued any of such shares.

Holding of Shares

In accordance with French law concerning dematerialization of securities, ownership of shares are not represented by share certificates but by book entries.

The Company maintains a share account with *Euroclear France* ("Euroclear") in respect of all Shares in registered form, which is administered by BNP Paribas Securities Services. In addition, the Company maintains separate accounts in the name of each shareholder either directly, or, at the shareholder's request, through his accredited intermediary. Each shareholder account shows the name of the holder and the number of Shares held through an accredited intermediary, the shareholder account shows that the Shares are held through such intermediary. BNP Paribas Securities Services, as a matter of course, issues confirmations to each registered shareholder as to Shares registered in the shareholder's account, but these confirmations do not constitute documents of title.

Shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear. This account is separate from the Company's account with Euroclear. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration in respect thereof. The Company's *statuts* permit the Company to request that Euroclear provide the Company at any time with the identity of the holders of the Company's shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of Shares or other securities so held.

In addition, according to French law, Shares held by non-French residents may be held by an intermediary on the shareholder's behalf in a collective account or in several individual accounts. The intermediary must declare its position as an intermediary holding Shares on behalf of the beneficial owner. Consequently, the owner of Shares recorded in the collective account or in several individual accounts by an intermediary will be represented in shareholders' meetings by this intermediary.

Transfer of Shares

The Company's *statuts* do not contain any restrictions relating to the transfer of Shares.

Registered Shares must be converted into bearer form before being sold on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

A fee or commission is payable to the French broker, accredited intermediary or other agent involved in the transaction regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

7.   Liquidation Rights

If the Company is liquidated, any assets remaining after payment of the Company's debts, liquidation expenses and all of the Company's remaining obligations will be distributed first to repay in full the nominal value of the Company's Shares. Any surplus will be distributed pro-rata among shareholders in proportion to the nominal value of their shareholdings.

8.   Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity (including a holder of ADSs) holding the Shares through a financial intermediary, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%,

15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or the voting rights of a listed company in France such as the Company, or that decreases its shareholding or voting rights above or below any of these percentages, must notify the company within five trading days of the date it crosses each threshold of the number of shares or ADSs it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto. The AMF publicly releases the notice.

French law and the AMF impose additional reporting requirements on persons, acting alone or in concert with others, who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file with the AMF and such listed company, a report within ten trading days of the date such thresholds being crossed. In this report the acquirer must specify its intentions for the following 12-month period including whether or not such person or persons intend to continue its purchases, to acquire the control of such company or to seek a nomination to the company's Board of Directors. This report must be filed with the AMF and such listed company. The AMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or its shareholders. Upon any change of intention, it must file a new report.

Under the regulations of the AMF, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who comes to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In order to permit shareholders to give the notice required by law, the Company must publish information with respect to the total number of voting rights outstanding as of the date of the Company's annual general meeting in the BALO not later than 15 calendar days after such meeting. In addition, if the number of outstanding voting rights changes by at least 5% or more between two Ordinary General Meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights then outstanding and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (*décision et information*), mentioning the date each such number was updated. In order to facilitate compliance with the notification requirements, the form of threshold-crossing declaration form is available in English on the website of the AMF: www.amf-france.org.

In the case of a violation of the notification requirements provided for under French law, the undeclared share capital interest in excess of the required notification level will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with such notification requirement. In addition, any shareholder who fails to comply with the above legal requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Company's chairman, any shareholder or the AMF, and may be further subject to a €18,000 fine.

The Company's *statuts* do not contain any provisions governing the ownership threshold above and below which shareholder ownership must be disclosed. Accordingly, only legal provisions described above shall apply.

9.   Purchase of the Company's Own Shares

Under French law, the Company may not subscribe to an issuance of its own shares. However, the Company may, directly or through an intermediary acting on its behalf, acquire, up to 10% of the Company's share capital not to exceed 15 million euros.

The Company must hold any Shares it repurchases in registered form. These Shares also must be fully paid up. Shares repurchased by the Company are deemed outstanding under French law but are not entitled to dividends or voting rights, and the Company may not exercise any preemptive subscription rights attached to them.

The shareholders, at an Extraordinary General Meeting, may decide not to take these Shares into account in determining the preemptive subscription rights attached to other Shares. However, if the shareholders decide to take them into account, the Company must either sell the rights attached to the Shares the Company holds on the market before the end of the subscription period or distribute them to the other shareholders on a *pro rata* basis.

On November 29, 2005, the shareholders will be asked to authorize the Board of Directors to repurchase up to 10% of the Company's total outstanding share capital at a maximum purchase price of €20 and a minimum sale price of €5. The resolution will provide that the total amount of such repurchase may not exceed 15 million euros to, among other things:

a)   reduce the Company's share capital by canceling such acquired shares, with approval of the Company's shareholders at an Extraordinary General Meeting,

b)   provide Shares for distribution to the Company's employees under a profit-sharing plan or stock option plan or,

c)   distribute or exchange share capital in connection with an acquisition,

d)   the liquidity of the Shares market through a liquidity contract entered into with an investment services provider.

This authorization will void and replace the authorization which was granted by the shareholders at the Company's Ordinary Shareholders Meeting held on November 30, 2004. The authorization granted on November 30, 2004 has been used to repurchase 259,901 shares as of August 31, 2005 (ILOG has published forms 6K forms detailing repurchases of shares).

The new authorization, if approved by the shareholders, will expire on the date of the Ordinary Shareholders' Meeting called to approve the accounts for the fiscal year ending June 30, 2006.

10. Trading in the Company's Shares

Under the general regulation of the AMF and the European Regulation EC 2273/2003, as amended, we may trade in our own Shares in "buy-back" programs or to stabilize the trading of our Shares.

To be valid, a buy-back program must aim at reducing the capital of an issuer or to meet obligations arising from any of the following:

- debt financial instruments exchangeable into equity instruments,
- employee share option programs or other allocations of shares to employees of the issuer or of an affiliate company,
- implementation in connection with "market practice" recognized by the AMF. As of the date of filing of this Annual Report, the AMF has recognized two market practices: (i) the buy-back of shares in order to exchange them or use them as a means of payment in the framework of external growth transactions and (ii) the buy back of shares in the framework of liquidity agreements.

Moreover, any trade executed in the framework of a buy-back program is valid if it meets the following three requirements:

- The issuer must not, when executing trades under a buy-back program, purchase shares at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the market where the purchase is carried out,
- When ILOG carries out the purchase of own shares through derivative financial instruments, the exercise price of those derivative financial instruments shall not be above the higher of the price of the last independent trade and the highest current independent bid,
- ILOG must not purchase more than 25% of the average daily trading volume of the Shares in any one day on the regulated market on which the purchase is carried out.

There are two periods during which ILOG is not permitted to trade in its own securities: (i) during the period where the issuer has decided to delay the public disclosure of inside information and (ii) during the period of fifteen days preceding the publication of consolidated annual accounts, quarterly or semi-annual accounts.

Prior to the start of trading, full details of the program must be disclosed to the public. ILOG must declare, by publishing a press release on the website of the AMF and ILOG's website, every share repurchase no later than 7 trading days after such transactions. ILOG must also file with the AMF on a monthly basis all share repurchase transactions made during the 24 month period preceding such filing.

According to the French statute dated July 26, 2005, the Board of Directors must present, on an annual basis, to the shareholder's meeting, a specific report regarding the share repurchase transactions, including the number, the price and the volume of the acquired shares and all changes to the initial objective.

Last, ILOG may trade on its own Shares to stabilize the market. However, this trading can be carried out only for a limited time period after a securities offering. Detailed information should then be disclosed to the market. Such trading shall not in any circumstances be executed above the price of the offering.

C. Material Contracts

None.

D. Exchange Controls

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by ILOG to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary. The payment of any dividends to foreign shareholders must be effected through an authorized intermediary. All registered banks and substantially all credit establishments in the Republic of France are authorized intermediaries.

Ownership of ADSs or Shares by Non-French Residents

Under French law, there is no limitation on the right of non-French residents or non-French shareholders to own, or where applicable, to vote securities of a French company. However, holders of ADSs may have to follow certain specific procedures, see "Item 3 D. —Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares."

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an *autorisation préalable*, or prior authorization, prior to acquiring a controlling interest in a French company. However, pursuant to the Decree no 2003-196 of March 7, 2003, the acquirer/investor must file a *déclaration administrative*, or administrative notice, with French authorities in connection with certain foreign investments, direct investments and market foreign investments in any French company. Such *déclaration administrative* must also be filed in connection with certain investments made by a French company under foreign control. Under existing administrative rulings, ownership of more that 33.33% of a French company's share capital or voting rights is, for instance, regarded as a direct investment subject to a "*déclaration administrative*". A declaration for statistical purposes must also be made upon the acquisition or divestiture of at least 10% of the shares.

E. Taxation

The following is a general summary of certain French tax and material U.S. federal income tax consequences of owning and disposing of shares or ADSs. This discussion applies only to U.S. Holders. You will be a U.S. Holder if you are a beneficial owner of shares or ADSs, you hold your shares or ADSs as capital assets and the following two conditions apply to you:

- You are any one of the following for U.S. federal income tax purposes: an individual who is a citizen or resident of the United States; a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has an election in effect to be treated as a United States person under U. S. federal income tax law; and

- You are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the "Treaty").

This summary does not purport to address all of the tax consequences to U.S. Holders. It also does not take into account the specific circumstances of any particular U.S. Holder although such circumstances might materially affect the general tax treatment of such U.S. Holder. This summary does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders that are subject to special tax rules, without limitation, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities-broker dealers, holders that directly, indirectly or by attribution own 10% or more of our outstanding shares of capital or voting stock, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. The discussion below does not address the tax treatment of partnerships or persons who hold shares or ADSs through a partnership or other pass-through entity. U.S. Holders of shares or ADSs are advised to consult their own tax advisors, with respect to the U.S. federal, state and local tax consequences, French tax consequences, and other tax consequences of the ownership and disposition of shares or ADSs and their eligibility for benefits under the Treaty.

For U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owners of the underlying shares represented by such ADSs.

This summary is based on the tax laws of the United States and France, the Treaty and interpretations thereof by the relevant tax authorities that are currently in effect as of the date of this Annual Report on Form 20-F, and all of which are subject to change or changes in interpretation and as such, U.S. Holders may be subject to tax consequences different from those set forth below. The statements of French and U.S. tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms, and possibly with retroactive effect.

FRANCE

Withholding Tax

Dividends paid by French corporations to non-resident holders generally are subject to a 25% French withholding tax. However, dividends paid to non-resident holders who establish their entitlement to treaty benefits under an applicable income tax treaty prior to the payment of a dividend may be subject to a reduced rate (generally 15%) of such withholding tax.

Under the Treaty, dividends paid to U.S. Holders that are not effectively connected to a permanent establishment or fixed base maintained in France are subject to a reduced rate of 15% for U.S. Holders owning less than 10% of the outstanding shares of ILOG or 5% for U.S. corporate holders owning directly or indirectly at least 10% of the outstanding shares of ILOG.

The benefit of the reduced withholding tax rate is generally conditioned on the filing with the French tax authorities, prior to the date of dividend payment of a form claiming treaty benefits. In addition, a corporate U.S. holder must file an affidavit certifying that it is the beneficial owner of the dividends.

Dividend Tax Credit ("Avoir Fiscal")

When French resident shareholders receive dividends from French corporations, the shareholders are deemed to have paid a portion of income taxes paid by the French corporation and as such, include this amount of deemed taxes paid in their own income. The French resident shareholder is then eligible to claim a credit, known as the *avoir fiscal*, against personal tax liability in the amount of taxes deemed paid by the shareholder. If the credit exceeds the liability, the shareholder receives a refund; if liability exceeds the credit, the shareholder must pay the difference. Under the Treaty, dividends paid by a French corporation to shareholders who are U.S. residents under the Treaty are generally eligible for a refund of the *avoir fiscal*, which is received as a cash payment from the French government. However, the 2004 French Finance Act abolished the *avoir fiscal* with respect to dividends distributed to corporations on or after January 1, 2004 and to individuals on or after January 1, 2005.

With respect to French resident individuals, the *avoir fiscal* is replaced for dividends paid on or after January 1, 2005, by a tax allowance of 50% applicable to amounts distributed. In addition, the shareholder benefits from a tax credit equal to 50% of the distributed amounts, subject however to a maximum credit amount of € 115 or € 230 according to the familial situation of the taxpayer.

The 2004 French Finance Act does not clarify the situation of nonresident recipients entitled to the *avoir fiscal* under a bilateral treaty concluded with France, such as the Treaty.

Individuals who are U.S. residents under the Treaty remain entitled to the *avoir fiscal* in respect to dividends paid to them in 2004. However, dividends paid to them on or after January 1, 2005 would no longer carry an *avoir fiscal*, and the latter should not be replaced by the above-mentioned tax allowance of 50%, applicable to French resident individuals only, unless the French tax authorities issue guidance providing the contrary. However, nonresident individuals should benefit from (i) the tax credit equal to 50% of the distributed amounts, subject however to a maximum credit amount of € 115 or € 230 according to the familial situation of the taxpayer, and, as the case may be (ii) a refund of such tax credit, subject to guidance to be issued by the French tax authorities. Other U.S. residents, such as corporations, pension trusts and tax-exempt organizations, should no longer benefit from a refund of the *avoir fiscal* on or after January 1, 2005 with respect to dividends distributed on or after January 1, 2004.

Due to the recent changes in the French dividend distribution legislation and to the presently uncertain French treatment of nonresident dividend recipients, U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences of the above-mentioned new rules on their own situation.

Equalization Tax ("Précompte")

Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the *précompte*, which is payable by the French distributing corporation to the French tax authorities. The equalization tax generally is equal to one-half of the amount of the dividend paid to shareholders prior to deduction of withholding tax. When a tax treaty does not provide for a refund of the dividend tax credit, or when a non-resident shareholder is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying shareholder may generally obtain from the French tax authorities a payment equal to 100% of the equalization tax actually paid in cash by the distributing corporation, net of applicable withholding tax. These rules will be applicable to distributions made through December 31, 2004.

Distributions made by French corporations from 2005 on will no longer be subject to the equalization tax. However, an extraordinary levy will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This extraordinary levy will be equal to 25% of the amount of the dividends paid to the shareholder. Unlike the equalization tax, this extraordinary levy will not be refundable to non-resident shareholders.

Distributions made as from 2006 will not give rise to an equalization or extraordinary tax liability.

Taxation of Capital Gains

In general, a U.S. Holder will not be subject to French tax on any capital gain derived from the sale or exchange of shares or ADSs, except where such gain is effectively connected with permanent establishment or fixed base maintained by the U.S. Holder in France. Special rules apply to U.S. Holders who are individuals and are residents of more than one country.

Transfer Tax on Sale of Shares

A 1% transfer tax capped at €3,049 per transfer applies to certain transfers of shares or ADSs in French corporations. The transfer tax does not apply to transfers of shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, U.S. Holders should not be liable to pay the 1% transfer tax on the sale or disposition of the shares or ADS provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.

Estate and Gift Taxes

Under the estate and gift tax convention between the United States and France, a transfer of shares or ADSs by gift or by reason of the death of a U.S. Holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

Wealth Tax

The French wealth tax does not generally apply to shares or ADSs of a U.S. Holder if such holder is a resident of the United States for purposes of the Treaty.

UNITED STATES

Taxation of Dividends

Subject to the discussion under "Passive Foreign Investment Company Rules," the gross amount of any dividend paid (before reduction for French withholding taxes) to a U.S. Holder, other than certain pro rata distributions of our shares, will generally be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the day the amount is actually or constructively received by the U.S. Holder in the case of shares, or by the depositary in the case of ADSs. The gross amount of any *avoir fiscal* also will be treated as dividend income. With respect to the 50% tax credit beginning on January 1, 2005, it is possible (no formal guidance has been issued) that the gross amount of the 50% tax credit discussed above will not be treated as dividend income. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

"Qualified dividend income" received by non-corporate U.S. Holders for this tax year and in taxable years beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period and other requirements are met. For this purpose, "qualified dividend income" generally includes dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The Treaty has been identified by the U.S. Treasury as a qualifying treaty. We currently anticipate that if we were to pay any dividends with respect to our shares or ADSs, they should constitute "qualified dividend income" for U.S. federal income tax purposes and that qualified non-corporate U.S. Holders should be entitled to the reduced rates of tax, as applicable. Dividends paid by us will not qualify for reduced rates if we are a passive foreign investment company in the year in which the dividends are paid or in the preceding tax year. The ability of a taxpayer to utilize any foreign tax credits attributable to qualified dividend income is subject to limitations and you are urged to consult your own tax adviser regarding the impact of these limitations in your particular situation.

A distribution with respect to our shares or ADSs in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis in the shares or ADSs to the extent of the U.S. Holder's adjusted basis in such shares or ADSs, with the balance of the distribution, if any, treated as capital gain realized by the U.S. Holder from the sale, exchange or other disposition of the shares or ADSs.

The amount of any distribution paid in euros will be included in a U.S. Holder's income at an amount equal to the U.S. dollar value of the euro based on the exchange rate in effect on the date of receipt by the U.S. Holder in the case of shares, or by the depositary in the case of ADSs, regardless of whether the payment is converted into U.S. dollars. If the euro received as a distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. However, the U.S. Holder will be required to include gain or loss in income if the U.S. Holder later exchanges the euros for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of euros for U.S. dollars. Gain or loss, if any, recognized by a U.S. Holder will generally be a United States source ordinary income or loss.

Subject to certain limitations including a holding period requirement, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for French tax withheld in accordance with the Treaty from dividends paid by us, or if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. For foreign tax credit limitation purposes, dividends paid by us will generally be foreign source income. Any distribution in excess of our current and accumulated earnings and profits generally will not give rise to foreign source income and a U.S. Holder will not be able to use the foreign tax credit arising from any French withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income.

Taxation of Dispositions

Subject to the discussion under "Passive Foreign Investment Company Rules," a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of shares or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis in the shares or ADSs. Such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for such shares or ADSs exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 15%. For corporate U.S. Holders, capital gains are currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate U.S. Holders. Any capital gain or loss that a U.S. Holder recognizes will generally be treated as United States source.

Passive Foreign Investment Company Rules

Certain United States federal income tax rules apply to holders of equity interests in a foreign corporation classified as a passive foreign investment company, or PFIC. We would be a PFIC for United States federal income tax purposes if 75% or more of our gross income for a taxable year were to consist of passive income, or 50% or more of our average assets held during a taxable year were to consist of passive assets. Based on our current and projected financial data, we believe that we will not currently be treated as a PFIC for U.S. federal income tax purposes. However, there can be no assurance that we will not be considered a PFIC for any taxable year as the conclusion is a factual determination made annually and thus may be subject to change based on future income and the future composition and valuation of our assets.

If we were to constitute a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income rates on (i) any gain recognized on the sale of our shares or ADSs and (ii) any "excess distribution" paid on our shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Prospective U.S. Holders should consult with their own tax advisors regarding the potential application of PFIC rules as well as certain elections that may be available to a U.S. Holder to mitigate such consequences.

United States backup withholding tax and information reporting

Payments made by a paying agent within the United States to U.S. Holders other than corporations and other exempt recipients in respect of shares or ADSs may be subject to information reporting to the United States Internal Revenue Service, or IRS. Such payments are also subject to backup withholding tax if made to a non-exempt U.S. Holder that fails to provide certain information to the paying agent, including the holder's taxpayer identification number, and to comply with certain other requirements concerning backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder of shares or ADSs generally will be allowed as a refund or a credit against such holder's U.S. federal income tax, provided that the required information is furnished to the IRS. The current rate of backup withholding tax is 28%.

F.   Dividends and Paying Agents

Not Applicable.

G.   Statements by Experts

Not Applicable.

H.   Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, as they apply to foreign private issuers and, in accordance therewith, we are required to file and submit reports, including Annual Reports on Form 20-F, and other information with the SEC. Any filings and submissions that we are required to make electronically, including this Annual Report and the exhibits hereto, are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. All public materials filed or submitted with the SEC, including this Annual Report and the exhibits hereto, may also be inspected and copied at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I.   Subsidiary Information

Not Applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Currencies

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, which is our financial reporting currency for the Consolidated Financial Statements included herein. A significant portion of our revenues and expenses are denominated in euros, and the remainder in U.S. dollars and other currencies. Approximately 34% of our sales and 54% of our operating expenses in fiscal year 2005 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. For the year ended June 30, 2005, the effect of a 10% hypothetical uniform strengthening in the value of the euro relative to the U.S. dollar would result in an increase in revenues of $4.3 million and operating expenses of $6.4 million with a decrease in operating income of approximately $2.1 million and decrease in earnings per share of $0.11.

Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also, currency exchange rate movements of foreign denominated currency receivables and payables recorded by the Company and each of its subsidiaries, including their respective intercompany accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate improvements relative to the euro for anticipated cash flows from transactions between the Company and its subsidiaries. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results.

Interest rates

We believe we do not have any significant risk with regard to interest rate fluctuation and accordingly we do not hedge for interest rate exposure.

Item 12.   Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.   Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.   Controls and Procedures

As of June 30, 2005, the end of the period covered by this Annual Report on Form 20-F, the Company, under the supervision and with the participation of the Company's management, including the Company's Chairman and Chief Executive Officer, Pierre Haren, and Chief Financial Officer, Jérôme Arnaud, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on this evaluation, the Company's Chairman and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's management recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management's control objectives. The Company's management, including its Chairman and Chief Executive Officer and Chief Financial Officer, believe that, as of June 30, 2005, the Company's disclosure controls and procedures were effective to provide reasonable assurance of achieving management's control objectives.

Except as described below, there were no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the fiscal year ended June 30, 2005 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ILOG is aware of the importance of maintaining controls and procedures and is working towards improving its controls and procedures. One of the objectives of any internal control procedures control system is to prevent and control risks arising from the Company's business operations and the risks of error or fraud, in particular in areas of accounting and finance. As with every control system, the internal control procedures cannot provide an absolute guarantee that these risks are totally eliminated.

Beginning with the fiscal year ending June 30, 2007, Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our Annual Report on Form 20-F. The internal control report must contain:

- a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting,
- a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting,
- management's assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective, and
- a statement that our independent auditors have issued an attestation report on management's assessment of our internal control over financial reporting.

In addition, pursuant to article L.225-37 of the French Commercial Code, the Chairman of our Board of Directors is required to deliver a special report in connection with the annual shareholders' meeting regarding the Board's governance practices and the status of the ILOG's internal control procedures. This report is required to describe, among other things, the organization of our internal control, the employees responsible for internal control, the underlying documents set forth (code of business conduct and ethics or others) and the internal control procedures that we currently have in place, including internal controls designed for purposes of preparing ILOG's financial information and Consolidated Financial Statements. This report must also include a Chairman's opinion regarding the efficiency of the ILOG's internal procedures, along with the independent registered public accounting firm (*Commissaires aux Comptes*)'s warning in case of deficiency of the internal control.

In the course of preparing the financial statements for ILOG's fiscal 2005 second quarter, ILOG identified invoices totaling $529,000 owed to unaffiliated third party consulting service providers that should have been, but were not, accrued as "Cost of Revenues—Services" in the fiscal 2005 first quarter ended September 30, 2004. As a result, ILOG restated its originally published fiscal 2005 first quarter financial statements. The restatement reduced the originally reported fiscal 2005 first quarter net income by $529,000 and the earnings per share by $0.03. While revenues for the fiscal 2005 first quarter were unaffected by the error, the fiscal 2005 first quarter net income was reduced from $2.5 million to $2.0 million and the fiscal 2005 first quarter earnings per share was reduced from $0.14 to $0.11. The restatement did not affect any of ILOG's annual financial statements filed with the SEC.

ILOG believes this error arose due to the increase in consulting services revenues in recent quarters and a delay in implementing adequate accounting processes to track the associated increase in third party support for these services. ILOG believes that it has taken appropriate action to correct its internal controls regarding the timely identification and accrual of third party service provider payables. More generally, ILOG is also documenting the financial statements closing process to add additional procedures and controls regarding the accounting for the consulting activities that has grown significantly in the last quarters. This ongoing work is expected to help ILOG improve the reliability of its financial information. In the course of our ongoing Section 404 evaluation, we have identified areas of internal control that may need improvement, and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance or our independent auditors are not able to certify the effectiveness of our internal control over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results.

Item 16.   Audit Committee and other Financial related Information

A. Audit Committee financial expert

Our Board of Directors has determined that Mr. Thomas Weatherford is an Audit Committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the Audit Committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the Audit Committee of the Board of Directors in the absence of such designation. His curriculum is presented under Item 6 here above. Mr. Weatherford is an "independent" Director within the meaning of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

B. Code of Ethics

The Company has adopted on January 20, 2003, a general "Code of Business Conduct and Ethics", and on April 1, 2005, a "Supplementary Code of Ethics and Business Conduct for Executives", that applies to its Chief Executive Officer, its Chief Financial Officer and its Corporate Controller or persons performing similar functions (the "Designated Executives") and are designed to comply with the requirements of Item 16B. of Form 20-F. If we amend the provisions of our Supplementary Code of Ethics, or if we grant any waiver of such provisions, we will disclose such amendment or waiver.

The "Code of Business Conduct and Ethics" and the "Supplementary Code of Ethics and Business Conduct for Designated Executives" are available on our internet website (www.ilog.com). We further undertake to provide to any person, upon request and without charge, a copy of these Codes of Ethics. Please address your request to Kim Funk, VP and General Counsel, 1080 Linda Vista Avenue, Mountain View, California 94043.

Any breach of the provisions of the Code of Business Conduct and Ethics or of the Supplement Code of Business Conduct for Designated Executives which is considered to be potentially material will be submitted to the Board for review and decision. The Board will determine if the alleged breach of the Code of Business Conduct and Ethics or the Supplementary Code of Business Conduct for Designated Executives is material and may waive such breach or take whatever disciplinary action it considers appropriate in the circumstances, including immediate dismissal of the concerned Executive. No such matters have been referred to the Board during this fiscal reporting period.

C. Principal Accountant Fees and Services

Fees paid by ILOG to its U.S. independent registered public accounting firm and the members of its network in fiscal year 2005 and fiscal year 2004 were as follows:

(in thousands of euros)	Ernst & Young Audit		Audit & Diagnostic [5]	
	fiscal year 2005	fiscal year 2004	fiscal year 2005	fiscal year 2004
• Audit fees [1]	€477	€442	€35	€39
• Audit-related fees [2]	36	18	—	—
• Tax fees [3]	17	143	—	—
• All other services [4]	—	—	—	—
	€530	€603	€35	€39

---

(1) Audit fees paid to Ernst &Young Audit include the audit of our Consolidated Financial Statements in accordance with U.S. GAAP, our statutory audit and of certain of our subsidiaries, the review of our quarterly and semi-annual financial statements, SEC registration statements and other filings, and certain certifications required for French regulatory purposes.
(2) Audit –related fees include assessment of design and implementation of internal accounting controls and due diligence pertaining to business combinations.
(3) Tax fees include a detailed review of the Company's transfer pricing policy and its compliance with tax rules, as well as tax compliance in Singapore and in the UK.
(4) Not applicable.
(5) Audit & Diagnostic are co-statutory auditors required by French law.

All fees paid to Ernst & Young Audit in the fiscal years 2004 and 2005 were pre-approved by the Audit Committee. The Company's Audit Committee is required to review and approve in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the committee for the pre-approval of such services, including through delegation of authority to a member of the committee. Any service that is approved pursuant to a delegation of authority to a member of the committee must be reported to the full committee at its next scheduled meeting.

D. Exemptions from the Listing Standards for Audit Committees

None.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In fiscal year 2005, ILOG embarked on a share repurchase program. The following table sets forth information with respect to ILOG's share repurchases in the 2005 fiscal year.

	(a) Total number of shares purchased	(b) Average price paid per share (in euros)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs[1] [2]
July 2004	—	—	—	1,800,541
August 2004	—	—	—	1,800,541
September 2004	—	—	—	1,800,541
October 2004	—	—	—	1,800,541
November 2004	—	—	—	1,800,541
December 2004	—	—	—	1,800,541
January 2005	—	—	—	1,800,541
February 2005	—	—	—	1,800,541
March 2005	—	—	—	1,800,541
April 2005	—	—	—	1,800,541
May 2005	59,185	9.90	59,185	1,741,356
June 2005	—	—	—	1,741,356
July 2005	—	—	—	1,741,356
August 2005	200,716	12.39	200,716	1,540,640
Total at August 30, 2005	**259,901**	**11.82**	**259,901**	**1,540,640**

(1) On November 30, 2004, the shareholders of ILOG authorized the Board of Directors to repurchase up to 10% of ILOG's total outstanding share capital at a maximum purchase price of €13 and a minimum sale price of €3. The total amount of such repurchases may not exceed 15 million euros. This authorization will expire on the date of the Ordinary Shareholders' Meeting called to approve the accounts for the fiscal year ending on June 30, 2005, which is currently scheduled for November 29, 2005. At that meeting, the shareholders will be asked to authorize the Board of Directors to adopt a new share repurchase plan allowing for a maximum purchase price of €20 and a minimum sale price of €5, with no change in the purchase cap. The repurchases are subject to the provisions of French law. See "Item 10. Additional Information—B.9. Purchase of the Company's Own Shares."
(2) The maximum number of shares is based on the total of 18,005,407 outstanding shares as of June 30, 2005.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The following financial statements and schedules, together with the report of Ernst & Young Audit thereon, are filed as part of this Annual Report:

	Page
Report of Independent Registered Public Accounting Firm......................................	F-1
Consolidated Balance Sheets...	F-2
Consolidated Income Statements	F-3
Consolidated Statements of Cash Flows...	F-4
Consolidated Statements of Shareholders' Equity	F-5
Notes to Consolidated Financial Statements...	F-6
Schedule II Valuation and Qualifying Accounts..	F-25

(Financial statement schedules I, III, IV and V are omitted as the information is not required, is not applicable or the information is presented in the financial statements or related notes thereto.)

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1   *Statuts* (by-laws), of ILOG S.A., as amended (unofficial English translation)

2.1   Form of Deposit Agreement, dated as of February 13, 1997 and amended August 1998, between the Company, the Depositary and the holders of American Deposit Shares

8   Subsidiaries of the Registrant

12.1   Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Exchange Act

12.2   Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Exchange Act

13.1   Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15   Consent of Ernst & Young Audit relating to the incorporation by reference of the audit report

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

ILOG S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

ILOG S.A.

We have audited the accompanying consolidated balance sheets of Ilog S.A. as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ilog S.A. as of June 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respect the information set forth therein.

Paris-La Défense, France
September 28, 2005

ERNST & YOUNG Audit

/s/ DENIS THIBON

Represented by Denis Thibon

ILOG S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except for share data)

	June 30,	
	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$61,730	$30,079
Short term investments	—	22,141
Total cash, cash equivalents and short term investments	61,730	52,220
Accounts receivable (less allowance for doubtful accounts of $683 and $584 at June 30, 2005 and 2004, respectively)	28,899	23,495
Value-added tax collectible on accounts receivable	1,659	1,162
Other receivables	3,512	3,283
Prepaid expenses	2,192	2,133
Total current assets	97,992	82,293
Property and equipment-net	4,506	3,958
Intangible assets-net and Goodwill	2,079	585
Other assets	1,234	921
Total assets	$105,811	$87,757
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$6,628	$5,950
Accrued compensation	15,425	11,886
Value-added tax payable	1,786	1,411
Current portion of capitalized lease obligations	429	480
Deferred revenue	22,782	17,973
Total current liabilities	47,050	37,700
Long-term portion of capitalized lease obligations	361	319
Total liabilities	47,411	38,019
Commitments and contingencies	—	—
Shareholders' equity:		
Shares, €1 and €0.61 nominal value per share, 18,005,407 and 17,625,699 shares issued and outstanding at June 30, 2005 and 2004, respectively	21,470	12,048
Additional paid-in capital	63,986	70,091
Treasury stock at cost	(713)	—
Accumulated deficit	(30,052)	(36,779)
Accumulated other comprehensive income	3,709	4,378
Total shareholders' equity	58,400	49,738
Total liabilities and shareholders' equity	$105,811	$87,757

See notes to Consolidated Financial Statements

ILOG S.A.

CONSOLIDATED INCOME STATEMENTS

(in thousands of U.S. dollars, except for share and per share data)

	Year Ended June 30,		
	2005	2004	2003
Revenues:			
License fees..	$67,707	$58,163	$56,414
Maintenance	34,158	27,625	21,409
Professional Services	23,438	16,999	14,374
Total revenues	125,303	102,787	92,197
Cost of revenues:			
License fees	1,031	1,062	918
Maintenance	3,870	3,510	3,509
Professional Services	19,782	14,052	11,444
Total cost of revenues	24,683	18,624	15,871
Gross profit	100,620	84,163	76,326
Operating expenses:			
Marketing and selling	53,364	48,815	46,432
Research and development	27,224	22,782	18,861
General and administrative	13,561	10,726	8,798
Total operating expenses	94,149	82,323	74,091
Income from operations	6,471	1,840	2,235
Interest expense	(44)	(69)	(95)
Interest income	1,007	765	756
Other, net	(57)	249	(79)
Net Income before income taxes	7,377	2,785	2,817
Income taxes	(650)	(1,120)	(1,445)
Net Income	$6,727	$1,665	$1,372
Net Income per share			
- basic	$0.38	$0.10	$0.08
- diluted	$0.36	$0.09	$0.08
Number of shares used in computing net income per share			
- basic	17,815,291	17,484,750	16,809,200
- diluted	18,721,971	18,417,137	16,840,822

See notes to Consolidated Financial Statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollar)

	Year Ended June 30,		
	2005	**2004**	**2003**
Cash flows from operating activities:			
Net income	$6,727	$1,665	$1,372
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,926	3,830	3,626
Unrealized loss (gain) on derivative instruments	125	(37)	(19)
Gain on short-term investments	(173)	(76)	—
Non cash compensation	—	69	66
Loss on sales or impairment of assets	186	201	20
Increase (decrease) in cash from:			
Accounts receivable	(5,709)	216	(3,142)
Value-added tax collectible on accounts receivable	(542)	7	43
Other receivables	(369)	5	210
Prepaid expenses	(118)	(172)	(382)
Accounts payable and accrued expenses	618	(1,197)	(219)
Accrued compensation	3,973	1,058	539
Deferred revenue	5,246	2,915	3,775
Value-added tax payable	423	201	40
Other	(167)	(561)	410
Net cash provided by operating activities	13,146	8,124	6,338
Cash flows from investing activities:			
Sale (Purchase) of short term investments, net	22,314	(22,065)	—
Purchases of property and equipment	(2,465)	(1,017)	(1,489)
Buiness acquisition	(1,793)	—	—
Purchase of equity method investment	(500)	—	—
Net acquisition of intangible and other assets	(168)	(528)	(300)
Net cash provided by (used for) investing activities	17,388	(23,610)	(1,789)
Cash flows from financing activities:			
Principal payments on capital lease obligations	(602)	(607)	(574)
Cash proceeds from issuance of shares	3,317	3,685	969
Purchase of treasury stock	(713)	—	—
Net cash provided by financing activities	2,002	3,078	395
Effect of exchange rate changes on cash and cash equivalents	(885)	2,608	3,567
Net increase (decrease) in cash and cash equivalents	31,651	(9,800)	8,511
Cash and cash equivalents, beginning of period	30,079	39,879	31,368
Cash and cash equivalents, end of period	$61,730	$30,079	$39,879
Supplemental disclosure			
Cash paid for income taxes	$691	$607	$184
Cash paid for interest	$44	$69	$95

See notes to Consolidated Financial Statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of U.S dollars, except for number of share data)

	Shares Number	Shares Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Benefit (Deficit)	Accumulated Other Comprehensive Income (Loss)	Share-holders' Equity
Balance June 30, 2002	16,670,665	$11,390	$65,960		$(39,816)	$(1,584)	$35,950
Options exercised	15,228	10	83				93
Issuance of shares	215,677	136	740				876
Issuance of warrants			66				66
Components of comprehensive income :							0
Minimum pension liability adjustment						(90)	(90)
Unrealized gains on cash flow hedges						149	149
Translation adjustment						3,876	3,876
Net income					1,372		1,372
Total comprehensive income							5,307
Balance June 30, 2003	16,901,570	11,536	66,849		(38,444)	2,351	42,292
Options exercised	74,111	55	537				592
Issuance of shares	638,018	448	2,537				2,985
Warrants exercised	12,000	9	99				108
Issuance of warrants			69				69
Components of comprehensive income :							
Minimum pension liability adjustment						(194)	(194)
Unrealized gains on cash flow hedges						13	13
Translation adjustment						2,208	2,208
Net income					1,665		1,665
Total comprehensive income							3,692
Balance June 30, 2004	17,625,699	12,048	70,091		(36,779)	4,378	49,738
Options exercised	235,065	284	1,670				1,954
Issuance of shares	140,643	138	1,187				1,325
Warrants exercised	4,000	3	35				38
Increase of share nominal value		8,997	(8,997)				0
Treasury stock				(713)			(713)
Components of other comprehensive income :							
Minimum pension liability adjustment						284	284
Unrealized losses on cash flow hedges						(319)	(319)
Translation adjustment						(634)	(634)
Net income					6,727		6,727
Total comprehensive income							6,058
Balance June 30, 2005	18,005,407	$21,470	$63,986	$ (713)	$ (30,052)	$3,709	$58,400

See notes to Consolidated Financial Statements

ILOG S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S dollars, except for share and per share data)

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

ILOG S.A. and its subsidiaries ("the Company") develop, market and support software for business rule management, resource optimization and visual interfaces that are fundamental to the development of strategic business applications by creating pre-built and pre-tested software components to address these software functions. The Company's products are distributed through its direct sales force, system integrators, value added resellers, independent software vendors and original equipment manufacturers.

ILOG S.A. is organized as a *société anonyme*, a form of corporation, under the laws of the Republic of France, and was founded in 1987.

Basis of Presentation and Principles of Consolidation

The accompanying Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States, which were applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

The accompanying Consolidated Financial Statements include ILOG S.A. and its subsidiaries which are located in the United States, Germany, Japan, Singapore, Spain and the United Kingdom after eliminating intercompany accounts and transactions.

Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method. Investments in which the Company is able to exercise significant influence over the investee are accounted for under the equity method.

Reclassification

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

The Company has historically accounted for certain investments, known as monetary *Société d'Investissement à Capital Variable* ("SICAVs") and *Fonds Commun de Placement* ("FCP"), as cash and cash equivalents. Monetary SICAVs and FCP are highly liquid investments with financial institutions and represent units of ownership in a portfolio of investments. The underlying investments of monetary SICAVs and FCP are comprised of low risk investments with a short-term fixed maturity date such as government bonds, certificates of deposit and Euro Commercial paper. Our investments in SICAVs and FCP are equity securities and therefore do not have specific maturity dates even though there is a high degree of liquidity. Consequently, the SICAVs and FCP we held at June 30, 2004, which were previously recorded in cash and cash equivalents, have been reclassified in short-term investments in the accompanying Consolidated Financial Statements. The 2004 adjusted balance sheet now reflects cash and cash equivalents totaling $ 30,079 (previously reported as $ 52,220) as well as short term investments totaling $22,141.

This reclassification also resulted in changes in the Company's consolidated statements of cash flows for the years ended June 30, 2004. The purchase and sale of SICAVs and FCP previously presented as cash and cash equivalents have been reclassified to investing activities. There was no impact on net income or stockholders' equity as a result of this reclassification.

The Company did not hold any SICAVs or FCP at June 30, 2003 and 2005.

Foreign Currency Translation

The functional currency of ILOG S.A. and its subsidiaries is the applicable local currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", while the Company's reporting currency is the U.S. dollar.

All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the exchange rate in effect on the balance sheet date, (2) revenues and expenses at the respective monthly average exchange rates, and (3) shareholders' equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders' equity, and transaction gains and losses are reflected in net income.

Revenue Recognition

The Company's revenue is derived from three primary sources: software license fees, maintenance and professional service fees, including consulting and training services.

The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is delivered, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2,) as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" and Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions". If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

Our software arrangements often include consulting and training services. Consulting revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software license, (2) are available from other vendors, and (3) do not include significant modification or customization of the software. Revenues from time and material consulting services are recognized as the services are performed. Revenues from fixed price consulting services are recognized on a proportional performance basis.

When consulting services are considered essential to a software deliverable or the arrangement involves significant customization or modification of software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting. Training revenue is recognized at the time service is performed.

Revenue from software maintenance agreements is recognized ratably over the arrangement period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues.

In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 98-9 "*Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions.*" Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company's customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by the Company's customers when these services are sold separately.

Sales Returns

The Company's customers generally do not have the right to return product for credit or refund. Any potential sales returns are covered by the Company's allowance for doubtful accounts. The Company has not experienced any significant sales returns to date.

Guarantor's Accounting for Guarantees

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) certain agreements with the Company's officers, directors and employees and third parties, under which the Company may be required to indemnify such persons for liabilities arising out of their duties to the Company and (ii) agreements under which the Company indemnifies customers and partners for claims arising from intellectual property infringements.

The terms of such obligations vary. Generally a maximum obligation is not stated. Because the obligated amount of these agreements are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on its balance sheet as of June 30, 2005 and 2004.

The Company warrants that its software product will operate substantially in conformity with product documentation and that the physical media will be free of defect. The specific terms and conditions of the warranties vary depending upon the country in which the product is sold and the size of the transaction. The duration of the warranties range from 180 to 360 days. The Company provides for the costs of warranty when specific problems are identified. The Company has not experienced any significant warranty claims to date.

Accounts Receivable

Accounts receivable are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates.

Net Income per Share

Basic net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive equivalent shares outstanding during the period, and effect of purchase of own treasury shares. Dilutive equivalent shares consist of stock options and warrants. See also Note 11, "Earnings Per Share".

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short-term Investments

The Company accounts for its marketable securities in accordance with SFAS 115, "Accounting for Certain

Investments in Debt and Equity Securities". The Company classifies its marketable securities as available-for-sale securities and records them at faire value with the unrealized gains and losses reported in other comprehensive income.

Financial Instruments

At June 30, 2005 and 2004, the carrying values of current financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of capitalized lease obligations approximated their market values, based on the short-term maturities of these instruments.

The Company also enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The Company complies with the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activity" (SFAS 133) as amended. SFAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives is either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade receivables.

The Company has cash investment policies that limit investments to short-term low risk instruments. The Company's cash and cash equivalents are held principally in euros and primarily among CALYON and Société Générale.

The Company sells its products to customers in a variety of industries in Europe, North America and Asia. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Collateral is generally not required.

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer equipment and purchased software	1-3 years
Furniture and other equipment	4-8 years
Leasehold improvements	10 years, or lease term if less

Amortization of capitalized leased equipment is included in depreciation expense.

Software Development Costs

The Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the on-going assessment of the recoverability of these costs require management's judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company's products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended June 30, 2005, 2004 and 2003, and accordingly, have been charged to research and development expenses in the accompanying income statements.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned.

Intangible assets consist primarily of purchased customer lists and purchased patents. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated by the straight-line method over the shorter of the contractual or estimated useful life of the assets (generally 3 to 5 years).

Impairment of long-lived assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

Research and Development Grants

The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been committed by the public institutions. For the years ended June 30, 2005, 2004 and 2003, the financial support of $524, $509 and $622 thousands, respectively, has been reflected as reductions to the related research and development expenses in each such year.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Treasury Stock

Treasury stock purchases are accounted for at cost. The sale of treasury stock is accounted for using the first in first out method. Gains on the sale or retirement of treasury stock are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in-capital to the extent that previous net gains from sales or retirements of treasury stock are included therein, otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations. Treasury stock, under the current buy-back program, may be used to reduce the Company's share capital by cancellation of such shares, provide shares for distribution to the company's employees, and or be used in connection with an acquisition.

Stock-based Compensation Plans

The Company has stock option and employee stock purchase plans, which are described in Note 9, "Shareholders Equity". The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). In accordance with APB 25, the Company recognizes stock-based employee compensation cost, over the vesting period, when the options granted under those plans have an exercise price lower than the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation. There was no stock compensation expense recorded by the Company in the years ended June 30, 2005, 2004 and 2003.

	Year Ended June 30,		
(in thousands of U.S. dollars except per share data)	2005	2004	2003
Net income, as reported	$6,727	$1,665	$1,372
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(5,860)	(18,118)	(15,413)
Pro forma net gain/(loss)	$867	$(16,453)	$(14,041)
Earnings (loss) per share:			
Basic, as reported	$0.38	$0.10	$0.08
Basic, pro forma	$0.05	$(0.94)	$(0.84)
Diluted, as reported	$0.36	$0.09	$0.08
Diluted, pro forma	$0.05	$(0.94)	$(0.84)

The fair value of stock options and warrants granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended June 30,		
	2005	2004	2003
Weighted-average expected life (years)	4	5	5
Expected volatility rates	70%	93%	93%
Expected dividend yield	—	—	—
Risk-free interest rate	3.0%	3.5%	3%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because the changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses totaled $3.9 million, $3.7 million and $3.5 million for the years ended June 30, 2005, 2004, and 2003, respectively.

Shipping and Handling

Shipping and handling costs related to license fees are included in cost of license fees, for all periods presented. Shipping and handling costs related to maintenance releases are included in cost of maintenance.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

a) Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

b) Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of Statement 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. We expect to adopt this new standard on July 1, 2005, using the modified prospective method. As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Although the adoption of Statement 123(R)'s fair value method will have no adverse impact on our balance sheet or total cash flows, it will affect our net income and diluted earnings per share. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our Consolidated Financial Statements.

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153). This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153, is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company's results of operations, cash flows or financial position.

On June 7, 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections", a replacement of APB Opinion No. 20, "Accounting Changes", and Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

2. Cash and Cash Equivalents

Cash and cash equivalents include:

	June 30,	
	2005	**2004**
	(in thousands)	
Cash held at bank	$19,476	$15,631
Cash equivalents	42,254	14,448
Total cash and cash equivalents	$61,730	$30,079

Cash equivalents consist principally of certificates of deposits and commercial paper. Interest income related to cash and cash equivalent totaled $834, $689 and $756 for the years ended June 30, 2005, 2004 and 2003 respectively, and are reported on the line "Interest income" of the income statement.

3. Short-Term Investments

Short-Term Investments are comprised of investments in money market mutual funds which include monetary *Société d'Investissement à Capital Variable* ("SICAV") and *Fonds Communs de Placement* ("FCP"). At June 30, 2005 and 2004 such highly liquid investments amounted to $0 and $22.1 million, respectively. Gross realized gains on sales of these available-for-sale securities amounted to 173, 76 and 0 for the years ended June 30, 2005, 2004 and 2003, respectively, and are reported on the line "Interest income" of the income statement. There was no unrealized holding gain or loss at June 30, 2005 and 2004.

4. Financial Instruments

The following tables present the fair values of financial instruments at June 30, 2005 and 2004 (amounts in thousands):

	Year Ended June 30, 2005		
	Notional Amount	**Included in other assets**	**Included in other liabilities**
<u>Fair value hedges of intercos receivables invoiced in local currency and to be collected within 1 year</u>			
Forward and option contracts selling U.S. dollars against euros	$4,009	$—	$17
Forward and option contracts selling other currencies against euros	495	2	2
Total	$4,504	$2	$19
<u>Cash flow hedges of intercos royalties to be invoiced and collected within 1 year</u>			
Forward and option contracts selling U.S. against euros	$3,340	$2	$165
Total	$3,340	$2	$165

	Year Ended June 30, 2004		
	Notional Amount	Included in other assets	Included in other liabilities
Fair value hedges of intercos receivables invoiced in local currency and to be collected within 1 year			
Forward and option contracts selling U.S. dollars against euros	$1,388	$29	$—
Forward and option contracts selling other currencies against euros	454	4	–
Total	$1,842	$33	$—
Cash flow hedges of intercos royalties to be invoiced and collected within 1 year			
Forward and option contracts selling U.S. against euros	$2,250	$46	$14
Total	$2,250	$46	$14

The Company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The fair value of foreign currency related derivatives are included in the balance sheet in other assets and other liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported on the line "Other, net" of the income statement. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

During the year ended June 30, 2005 and 2004, the Company deferred to other comprehensive income $(319) and $13 thousands respectively, related to the effective portion of its cash flow hedges.

These financial instruments have a maturity date of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The Company does not use derivative financial instruments for trading or speculative purposes.

5. Property and Equipment, net

Changes in property and equipment are as follows:

(in thousands)	As of June 30, 2004	Additions	Retirements	Exchange rate differences	As of June 30, 2005
Gross carrying amounts :					
Computer equipment	$8,103	1,208	(330)	(61)	$8,920
Furniture and other equipment	2,843	121	(31)	(10)	2,923
Leasehold improvements	1,890	139	–	(10)	2,019
Purchased software	6,317	1,420	(21)	(66)	7,650
Construction in progress	–	136	–	(9)	127
Gross carrying amounts	19,153	3,024	(382)	(156)	21,639
Accumulated depreciation and amortization :					
Computer equipment	(6,334)	(1,251)	330	55	(7,200)
Furniture and other equipment	(2,210)	(180)	31	11	(2,348)
Leasehold improvements	(1,099)	(206)	–	9	(1,296)
Purchased software	(5,552)	(795)	21	37	(6,289)
Accumulated depreciation and amortization	(15,195)	(2,432)	382	112	(17,133)
Property and equipment net	$3,958	592	–	(44)	$4,506

Depreciation and amortization expense related to property and equipment totaled $2.4 million, $3.5 million and $3.5 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Equipment purchased under capital leases in the years ended June 30, 2005 and 2004 totaled $600 and $430 respectively. The cost of such equipment included in property and equipment at June 30, 2005 and 2004 totaled $3.6 million and $3.0 million, respectively. Accumulated depreciation of this equipment totaled $2.7 million, $2.2 million, and $1.5 million at June 30, 2005, 2004 and 2003, respectively.

6. Intangible assets, net and Goodwill

Changes in intangible assets and goodwill are as follows:

(in thousands)	As of June 30, 2004	Additions	Retirement	Exchange rate Differences	As of June 30, 2005
Goodwill	–	920	–	(7)	913
Total impairment of goodwill	–	–	–	–	–
Total goodwill-net	$–	920	–	(153)	$913
Property rights	$2,034	500		(16)	$2,518
Customer lists		561		6	567
Total intangible assets-gross	2,034	1,061		(10)	3,085
Total accumulated amortization	(1,449)	(493)	–	23	(1,919)
Total intangible assets-net	$585	568	–	13	$1,166
Total Goodwill and intangible assets-net	$585	1,488	–	(140)	$2,079

On July 2, 2004, ILOG purchased the intellectual property and other selected assets of the JLoox product line for $1,793 in cash from eNGENUITY Technologies Inc., a Montreal, Canada-based software provider. The purchase price includes acquisition related costs of $306. The financial results of JLoox were included in the Company's Consolidated Financial Statements beginning July 2, 2004, the acquisition date. JLOOX is used for the development of advanced visual applications. The acquisition is accounted for as a business combination and the excess of the purchase price over the fair value of identifiable net assets was recorded as goodwill.

Goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned. The Company completed the required annual impairment test in the fourth quarter of fiscal year 2005. JLoox goodwill was assigned to the visualization products line reporting unit. To determine the fair value of the Company's reporting unit, the Company used the discounted cash flow approach over a five-year period with a 13% discount rate. The fair value of the reporting unit was in excess of the reporting unit carrying value resulting in no goodwill impairment at June 30, 2005.

The purchase price allocation was finalized in June 2005 as follows:

Intangible assets	1,061
Assumed liabilities	(186)
Goodwill	920
Total purchase price	1,793

Had this acquisition occurred on July 1, 2003, such acquisition would not have had any material impact on revenues, net income and earning per share for fiscal year 2004.

Intangible assets are amortized over three to five years and related amortization expense was $0.5 million, $0.4 million and $0.1 million for the years ended June 30, 2005, 2004 and 2003.

The determination of the fair value of intangible assets was based on a valuation performed by an external adviser using an income approach and assumptions provided by management. The rates utilized to discount net cash flows to their present value were based on weighted average cost of capital and ranged from 10.5% to 13%.

In October 2004, the Company purchased 12.5% of the outstanding common stocks of RTO Technologies Incorporation, a South Korean corporation, for $500 in cash. Such investment is accounted for under the equity method. The excess of the purchase price over the fair value of identifiable net assets amounted to $414. The $500 investment in equity, including goodwill, is recorded in "other assets".

7. Capital Lease Obligation

Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

2006	$448
2007	265
2008	104
Minimum lease payments	817
Less amount representing interest	27
Present value of net minimum lease payments	790
Less current portion	429
Long-term portion	$361

Interest paid in the years ended June 30, 2005, 2004 and 2003 totaled $33, $69 and $95 respectively.

8. Pensions, Retirement Indemnities and other Post-Employment Benefits

The Company provides retirement benefits for most of its employees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which we operate.

The Company provides retirement benefits under defined contribution and/or defined benefit plans. In some cases, employees may also contribute to the plans.

In the case of defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a contractual basis. Once the contributions have been paid, the Company has no further payment obligations.

The Company's United States' subsidiary has a defined contribution 401(k) Plan being offered to all eligible employees. Participants may contribute a percentage of their total earnings up to a maximum annual amount as set by the Internal Revenue Service. The Company matches employee contributions at the rate of $0.25 for each U.S. dollar contributed up to $2,500 per calendar year. Net Company matching contributions to the Plan totaled approximately $296 in fiscal year 2005, $319 in fiscal year 2004 and $289 thousands in fiscal year 2003.

In France, retirement indemnities are based upon an individual's years of credited service and annualized salary at retirement. Retirement indemnity benefits vest as a lump sum paid to the employee at retirement date. Estimated retirement indemnities are accrued over the working life of the employees using actuarial assumptions and calculations. The related liability is not funded, and is included under accrued compensation. Actuarial losses are amortized over the estimated remaining service period of employees.

Weighted average assumptions used to measure on June 30, 2005, 2004 and 2003 the benefit obligation under the French defined benefit plan are as follows:

	June 30,		
	2005	2004	2003
Discount rate	4,0%	4,5%	5,0%
Salary growth	3%	3%	3%
Retirement age	65 years	65 years	65 years
Average remaining service period	25,6	27,8	19,4

The components of net periodic benefit cost are as follows:

	June 30,		
	2005	2004	2003
	(in thousands)		
Service cost	$ 157	$123	$30
Interest cost	67	33	9
Amortization of actuarial losses..	26	18	—
Net periodic pension cost	$250	$174	$39

Changes in the recorded liability of the benefit plans were as follows:

	June 30,	
	2005	2004
	(in thousands)	
Change in projected benefit obligations		
Projected benefit obligations at beginning of year	$ 1,267	$ 645
Service cost	157	123
Interest cost	67	33
Amortization of actuarial losses...	26	18
Actuarial losses (gains)	(304)	424
Benefits paid	—	—
Translation differences	(8)	24
Projected benefit obligations at year end	$1,205	$1,267

	June 30,	
	2005	2004
	(in thousands)	
Unfunded obligations at year end	$1,205	$1,267
Unrecognized prior service cost...	(215)	—
Unrecognized actuarial losses	(310)	(911)
Adjustment for minimum liability	—	284
Net recognized liability at year end	$681	$640

The Company recorded additional minimum pension liability at June 30, 2004 as required when the accumulated benefit obligation in the plan exceeds the accrued liability. This adjustment was recorded in other comprehensive income and reversed at June 30, 2005, as accrued pension liability exceeds accumulated benefit obligation at this date.

9. Shareholders' Equity

General

At June 30, 2005 and 2004, the issued and outstanding share capital of the Company consisted of 18,005,407 and 17,625,699 shares, respectively, with a nominal value of €1.00 at June 30, 2005 and €0.61 at June 30, 2004 .

The Shareholders' meeting of November 30, 2004 authorized the increase of the shares nominal value from €0.61 to €1.00. This has been reflected as an adjustment between par and additional paid in capital.

Preemptive Subscription Rights

Shareholders have preemptive rights to subscribe on a pro-rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an Extraordinary General Meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend Rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company's by laws. The Company has not distributed any dividends since its inception. The accumulated profit for statutory purposes totaled approximately $6.5 million at June 30, 2005, and a deficit of $46.5 million at June 30, 2004. Dividend distributions, if any, will be made in euros.

Repurchase of own shares

At June 30, 2005, the Company had repurchased 59,185 shares of its own treasury stock according to its repurchase program, at an average price of €9. 90, and for a total purchase price of €586 ($713).

Stock Options and Warrants

Stock options have been granted to employees under the Company's 1996, 1998 and 2001 Stock Option Plans. No options have been granted under the 2004 Stock Option Plan.

All Options granted under the 1996, 1998, 2001 and 2004 Plans have a term of ten years, other than Options granted to employees in the United Kingdom which have a term of seven years less one day. One-fourth of the shares subject to option vest 12 months after the date of grant of options and 1/48 of the shares vest each month thereafter provided the optionee continues to render services to the Company. Generally, and unless otherwise specified, if an optionee terminates his or her employment with the Company, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months except for optionees, who are French tax residents at the date of grant of the Options, who may exercise their Options until the termination of the term of their Options. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person's options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No Option may be transferred by the optionee other than by will or the laws of intestacy.

The exercise price of the shares under option is equal to the closing market price for a Share on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any shares held by the Company.

In December 1996, the French parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident subject to French social security at the date of grant of the stock options and disposes of the shares, or converts the shares into bearer form, before the fifth anniversary of the date of grant of the option. In addition, such difference is treated as ordinary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the grant date. This applies to all options granted to French residents exercised after January 1, 1997. The Company thus subjects options granted to French residents after January 1, 1997 to a minimum five-year holding period in order to benefit from the favorable tax treatment. In addition, pursuant to a Law of July 2, 1998, both the beneficiary and the Company are exempt from social contributions if the options were granted before January 1, 1997, are exercised after April 1, 1998 and provided the Company has not been registered for more than 15 years. According to a Law of May 15, 2001, the five-year holding period is reduced to four years with respect to stock options granted on or after April 27, 2000. In addition, with respect to options exercised after January 1, 1995, an excessive discount, as determined by French law, is subject to French social contributions at the exercise date.

The Company has not recorded a liability for social contributions and certain salary-based taxes which may be assessed for options granted as of June 30, 2005, as the liability, being dependent on future values of the Company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares prior to the end of the minimum holding period which permits the favorable tax treatment.

A summary of activity under the Stock Option Plans is as follows:

	Shares Reserved for Future Grants (in thousands)	Options Granted and Outstanding (in thousands)	Weighted Average Exercise Price (in euros)	Weighted Average Exercise Price (in U.S. dollars)
Balances at June 30, 2001	392	4,244	18.14	15.37
Options authorized	1,100	—	—	—
Options granted	(1,253)	1,253	8.60	7.70
Options exercised	—	(151)	6.25	5.60
Options canceled	156	(156)	26.83	24.04
Plan termination	(12)	—	—	—
Balances at June 30, 2002	383	5,190	15.92	15.88
Options authorized	—	—	—	—
Options granted	(21)	21	2.92	3.06
Options exercised	—	(15)	5.38	5.64
Options canceled	121	(121)	23.25	24.38
Plan termination	(8)	—	—	—
Balances at June 30, 2003	475	5,075	15.72	17.76
Options authorized	—	—	—	—
Options granted	(523)	523	10.74	12.78
Options exercised	—	(74)	6.57	7.82
Options canceled	86	(86)	24.55	29.22
Balances at June 30, 2004	36	5,438	15.23	18.59
Options authorized	800	—	—	—
Options granted	(30)	30	9.68	12.32
Options exercised	—	(235)	6.18	7.86
Options canceled	150	(150)	27.51	35.00
Plan termination	(5)		27.51	35.00
Balances at June 30, 2005	951	5,083	15.25	18.44

At June 30, 2005, 2004 and 2003, 4,628,096, 4,398,094 and 3,851,722, respectively, of the outstanding options were exercisable at weighted average exercise prices of €15.76 ($19.06), €15.90 ($19.40) and €14.65 ($16.74) respectively. Exercise prices for options outstanding as of June 30, 2005 were as follows:

Range of exercise prices in euros	Stock Options Outstanding			Stock Options Exercisable	
	Number of shares (in thousands)	Weighted average remaining contractual life	Weighted average exercise price in euros	Number of shares (in thousands)	Weighted average exercise price in euros
0 to 5.15........................	112	2.3	4.04	108	4.09
5.16 to 10.30..............	3,290	4.3	7.41	3,125	7.33
10.31 to 15.45..............	547	7.6	11.16	263	11.56
15.46 to 36.05..............	44	5.5	25.29	42	25.80
36.06 to 41.20..............	860	5.3	39.21	860	39.21
46.35 to 51.50..............	230	5.0	51.13	230	51.13
	5,083	4.8	15.25	4,628	15.76

The weighted average remaining contractual life of those options is 4.8 years.

Warrants have been granted to non-executive Directors and members of the Company's Technical Advisory Board. The warrants may be exercised anytime within 5 years of the date of grant.

	Warrants Granted and Outstanding	Weighted Average Exercise Price in euros	Weighted Average Exercise Price in U.S. dollars
Balance at June 30, 2002	180,000	29.01	28.94
Warrants granted	76,000	7.07	7.41
Balance at June 30, 2003	256,000	22.50	25.71
Warrants granted	76,000	10.59	12.60
Warrants exercised	(12,000)	6.01	7.15
Warrants canceled	(16,000)	10.45	12.44
Balance at June 30, 2004	304,000	20.82	25.40
Warrants granted	56,000	9.35	11.90
Warrants exercised	(4,000)	7.55	9.61
Warrants canceled	—	—	—
Balance at June 30, 2005	356,000	19.16	23.17

As allowed under SFAS 123, the Company has elected to continue using APB 25 in accounting for its employee stock options and warrants. Under APB 25, when the exercise price of the Company's employee stock options or warrants is less than the market price of the underlying shares at the date of grant, deferred compensation expense is recognized and is being amortized over the vesting period. In addition, under SFAS 123, compensation expense is recognized for the warrants granted to the members of the Technical Advisory Board in exchange for their services. During the years ended June 30, 2005, 2004 and 2003, the Company recorded compensation expense related to these warrants of $0, $69 and $66 thousands respectively.

Additional information relating to the fair value of granted options and warrants are available in note 1.

Employee Stock Purchase Plan

Under the provisions of the Company's employee stock purchase plans, employees can purchase the Company's stock at a specified price through payroll deductions or direct contributions during an offering period. In December 2003 the Company's shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans. 140,643 shares were issued under the Plans during the year ended June 30, 2005. During the years ended June, 2004 and 2003, 638,018 and 215,677 shares, respectively, were issued under the Plans.

10. Other comprehensive income

The components of accumulated other comprehensive income are as follows:

	June 30,	
	2005	2004
	(in thousands)	
Minimum pension liability adjustment	$—	$(284)
Unrealized gains (losses) on cash flow hedges	(157)	162
Translation adjustment	3 866	4 500
Accumulated other comprehensive income	$3 709	$4 378

11. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share:

	Year Ended June 30,		
	2005	2004	2003
	(in thousands, except per share amounts)		
Numerator:			
Net income	$6,727	$1,665	$1,372
Denominator:			
Weighted average shares outstanding	17,815	17,485	16,809
Purchase of own treasury shares	(6)		
Incremental shares attributable to shares exercisable under employee stock plans and warrants	913	932	32
Denominator for diluted earnings per share	18,722	18,417	16,841
Net income per share — basic	$0.38	$0.10	$0.08
Net income per share — diluted	$0.36	$0.09	$0.08

12. Income Taxes

Income before income taxes comprises of the following components:

	Year Ended June 30,		
	2005	2004	2003
France	$6,126	$ (391)	$1,399
United States	3	2,353	(2,478)
Rest of the world	1,248	823	3,896
Total	$7,377	$2,785	$2,817

The provision for income taxes consists of the following:

	Year Ended June 30,		
	2005	2004	2003
Current:			
France	$ (208)	$22	$170
United States	272	6	5
Rest of the world	637	364	1,414
Total current	701	392	1,589
Deferred and witholding taxes:			
Rest of the world	(51)	728	(144)
Total deferred and witholding taxes	650	728	(144)
	$650	$1,120	$1,445

A reconciliation of income taxes computed at the French statutory rate (33.83% in 2005, 34.33% in 2004, and 35.40% in 2003) to the income tax expense is as follows:

	Year Ended June 30,		
	2005	2004	2003
Income tax expense computed at the French statutory rate	$2,495	$956	$997
Effect of foreign tax rates differential	449	444	(55)
Research & Development Credit	(505)	—	—
Change in valuation allowance	(2,171)	(801)	176
Other individually immaterial items	382	521	327
Total	$650	$1,120	$1,445

Significant components of the Company's deferred tax assets and liabilities consist of the following:

	Year Ended June 30,	
	2005	2004
Deferred tax assets:		
Net operating loss carryforwards	$26,894	$28,721
Acquired intangibles capitalized and amortized for tax purposes	447	69
Provisions and accruals not currently deductible	1,173	1,771
Other	—	1,036
	28,515	31,597
Valuation allowance	(28,308)	(31,441)
Net deferred taxes	$207	$156

In fiscal year 2005, French Fiscal regulations have allowed all net operating loss carryforwards not to expire. As of June 30, 2005 the Company had therefore net operating loss carryforwards for French tax purposes of approximately $33.3 million which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal tax purposes of approximately $41.8 million and for state tax purposes of approximately $11.1 million, that expire in the years 2006 through 2025. The Company has U.K. net operating losses of approximately $3.3 million, which have no expiration date. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

Due to its history of losses in these tax jurisdictions which account for a significant portion of the Company's deferred tax assets, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering most of its net deferred tax assets in these respective tax jurisdictions. Deferred tax assets have been recorded in tax paying jurisdictions to the extent the amounts are considered recoverable.

13. Commitments and Contingencies

Commitments

The Company leases its facilities and certain equipment under non-cancellable operating leases that expire through 2013. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

2006	$4,154
2007	3,554
2008	1,603
2009	1,252
2010 and thereafter	4,174
Total	$14,737

Rental expense for the years ended June 30, 2005, 2004 and 2003 was approximately $4.4 million, $4.4 million and $4.0 million, respectively.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Legal matters

ILOG is involved in a lawsuit entitled Jensen Denmark A/S and Naicom Technologies vs. ILOG S.A. This suit is pending in France. This suit was brought by Jensen Denmark and Naicom Technologies against ILOG for breach of contract, bad faith, and failure to meet the standard of care owed by a professional consultant. ILOG has filed a counterclaim in which it alleges that ILOG is entitled to recover from the plaintiffs fees which we incurred but which were not paid, as well as additional damages. ILOG is vigorously prosecuting this litigation. This matter is covered by ILOG's insurance, and the insurance company has accepted the defense of this matter.

In July 2004 we initiated litigation against Aspen Technology, Inc. for breach of contract. This case was settled in December 2004, with Aspen Technology's agreement to pay ILOG $845 of the $900 that was in dispute. All issues surrounding this litigation have been resolved. The payment was recorded as revenue on December 31, 2004 as it represented the settlement of their contractual obligations toward the Company.

To the knowledge of the Company, there are no other significant commitments or contingencies as of June 30, 2005.

14. Segment and Geographic Information

The Company operates in one reportable segment—software components. The information presented below by segment, and by region, is the same as those used by the Company for its internal reporting purposes, allowing a reliable assessment of our risks and returns. The aim is to provide users of the financial statements with information regarding the profitability and future prospects of the Company's various activities.

The accounting policies used to provide the information below are in accordance with the Company's accounting policies as described in Note 1 to the Consolidated Financial Statements.

- Segment - software components. In this segment, the Company identifies three natures of revenue:
  - License revenues,
  - Maintenance revenues,
  - Professional services revenues.

Although cost of revenues can be allocated to each nature of revenue, operating expenses are indistinctly incurred for the benefits of all natures of revenue.

	Year Ended June 30,		
	2005	2004	2003
Revenues:			
License fees	$67,707	$ 58,163	$56,414
Maintenance fees	34,158	27,625	21,409
Professional services fees	23,438	16,999	14,374
Total revenues	$125,303	$102,787	$92,197
Cost of revenues:			
License fees	$(1,031)	$(1,062)	$(918)
Maintenance fees	(3,870)	(3,510)	(3,509)
Professional services fees	(19,782)	(14,052)	(11,444)
Total cost of revenues	$(24,683)	$(18,624)	$(15,871)

- Geography - Operations outside of France consist principally of sales, marketing, finance, customer support, and to a lesser extent, research and development activities. Intercompany sales between geographic areas are accounted for at third party selling price less a discount and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the Consolidated Financial Statements.

Financial information allocation is based on subsidiaries site. Identifiable assets are those assets that can be directly associated with a particular geographic area.

The following is a summary of operations within geographic area (amounts in thousands):

	Year Ended June 30, 2005			
	Europe	North America	Asia	Total
Total revenues	$50,958	62,312	12,033	$125,303
Income from operations	5,824	(319)	966	6,471
Total assets	71,069	26,270	8,472	105,811
Assets acquisitions	4,078	1,270	138	5,487
Amortization and depreciation of long term assets	$2,058	664	204	$2,926

	Year Ended June 30, 2004			
	Europe	North America	Asia	Total
Total revenues	$39,024	53,369	10,394	$102,787
Income from operations	(885)	2,500	225	1,840
Total assets	59,032	20,596	8,129	87,757
Assets acquisitions	1,515	282	178	1,975
Amortization and depreciation of long term assets	$2,050	1,562	218	$3,830

	Year Ended June 30, 2003			
	Europe	North America	Asia	Total
Total revenues	$37,784	43,324	11,089	$92,197
Income from operations	2,406	(1,727)	1,556	2,235
Total assets	52,146	17,025	7,490	76,661
Assets acquisitions	1,838	452	168	2,458
Amortization and depreciation of long term assets	$1,626	1,769	231	$3,626

ILOG S.A.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additional			
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Balance at Period End of
Description				Deductions	
Year ended June 30, 2005					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$584	$365	$—	$266	$683
Valuation allowance for deferred tax assets	33,854	(801)	743		33,796
Year ended June 30, 2004					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$659	$(6)	$ —	$69	$584
Valuation allowance for deferred tax assets	32,753	(801)	1,902		33,854
Year ended June 30, 2003					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$692	$ 58	$—	$ 91	$659
Valuation allowance for deferred tax assets	26,908	176	5,669		32,753

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ILOG S.A.

Dated: October 4, 2005

/s/ Jérôme Arnaud

Jérôme Arnaud
Chief Financial Officer